Manulife

Third Quarter Report to Shareholders

Manulife Financial Corporation

Three and nine months ended
September 30, 2019

Manulife reports 3Q19 net income of $0.7 billion and core earnings of $1.5 billion with solid growth in Asia
Today, Manulife announced its 3Q19 results. Key highlights include:
◾	Net income attributed to shareholders of $0.7 billion in 3Q19, down $0.9 billion from 3Q18. 3Q19 results included the previously-announced URR impact of $0.5 billion.
◾	Core earnings[1] of $1.5 billion in 3Q19, in line with 3Q18
◾	Core ROE[1] of 13.0% and ROE of 5.9% in 3Q19
◾	NBV[1] of $0.5 billion in 3Q19, up 14%[2] from 3Q18
◾	APE sales[1] of $1.4 billion in 3Q19, in line with 3Q18
◾	WAM net outflows[1] of $4.4 billion in 3Q19 compared with net flows of $0.4 billion in 3Q18
◾	Strong LICAT ratio[3] of 146%
◾	The impact to net income of the annual actuarial review was approximately net neutral in total and for LTC.
“We delivered solid core earnings in line with a very strong prior year quarter, driven by double-digit growth in Asia,” said Manulife President & Chief Executive Officer Roy Gori.
“We continued to execute against our strategic priorities, with portfolio optimization initiatives announced to date resulting in a cumulative capital benefit of $3.9 billion. We also expanded Manulife’s distribution capabilities across our global footprint, entering into long-term partnerships in mainland China and Vietnam,” added Mr. Gori.
Phil Witherington, Chief Financial Officer, said, “Our insurance businesses delivered 14% growth in new business value, while the retail and retirement business lines of our Global Wealth and Asset Management business achieved strong net inflows of almost $3 billion. Institutional net outflows reflected the decision by one client to internalize the management of several large, primarily fixed income, mandates.”
“We are pleased to have ended the quarter in a strong capital position, including an increase in our LICAT ratio to 146% and a reduction in our leverage ratio to 26.1%,” added Mr. Witherington.
BUSINESS HIGHLIGHTS:
We made further progress on our portfolio optimization strategic priority, renegotiating reinsurance agreements on a universal life block in Canada that resulted in a capital benefit of approximately $120 million. In our long-term care (“LTC”) business, we continued to make progress in securing premium rate increases, and introduced innovative co-pay options to our LTC customers to manage higher rates.
During the quarter, we continued to enhance and expand our global distribution capabilities. In Asia, we entered into a long-term strategic partnership with HaoDf.com, a leading online medical platform in mainland China, as well as a new bancassurance relationship in Vietnam with Asia Commercial Bank.

[1]
Core earnings, core return on common shareholders’ equity (“core ROE”), new business value (“NBV”), annualized premium equivalent (“APE”) sales and net flows are non-GAAP measures. See “Performance and non-GAAP measures” below and in our Third Quarter 2019 Management’s Discussion and Analysis (“3Q19 MD&A”) for additional information.

[2]
All percentage growth / declines in financial metrics in this news release are reported on a constant exchange rate basis. Constant exchange rate basis excludes the impact of currency fluctuations and is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 3Q19 MD&A for additional information.

[3]	Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”).
Manulife Financial Corporation - Third Quarter 2019

FINANCIAL HIGHLIGHTS:
	Quarterly Results		YTD Results
($ millions, unless otherwise stated)	3Q19	3Q18	2019	2018
Profitability:
Net income attributed to shareholders	$723	$1,573	$4,374	$4,207
Core earnings(1)	$1,527	$1,539	$4,527	$4,273
Diluted earnings per common share ($)	$0.35	$0.77	$2.16	$2.05
Diluted core earnings per common share ($)(1)	$0.76	$0.75	$2.24	$2.09
Return on common shareholders’ equity (“ROE”)	5.9%	15.1%	12.8%	13.9%
Core ROE(1)	13.0%	14.8%	13.3%	14.1%
Expense efficiency ratio(1)	51.4%	49.5%	51.2%	50.9%
Growth:
Asia new business value	$430	$382	$1,205	$1,041
Canada new business value	$51	$42	$178	$156
U.S. new business value	$45	$28	$141	$50
Total new business value(1)	$526	$452	$1,524	$1,247
Asia APE sales	$1,052	$1,070	$3,303	$2,972
Canada APE sales	$235	$210	$786	$698
U.S. APE sales	$156	$159	$453	$401
Total APE sales(1)	$1,443	$1,439	$4,542	$4,071
Wealth and asset management net flows ($ billions)(1)	$(4.4)	$0.4	$(5.8)	$10.5
Wealth and asset management gross flows ($ billions)(1)	$28.0	$27.1	$81.3	$92.7
Wealth and asset management assets under management and administration ($ billions)(1)	$659.2	$644.0	$659.2	$644.0
Financial Strength:
MLI’s LICAT ratio	146%	134%	146%	134%
Financial leverage ratio	26.1%	29.2%	26.1%	29.2%
Book value per common share ($)	$23.51	$20.24	$23.51	$20.24
Book value per common share excluding AOCI ($)	$19.60	$18.23	$19.60	$18.23
(1)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 3Q19 MD&A for additional information.

PROFITABILITY:
Reported net income attributed to shareholders of $0.7 billion in 3Q19, down $0.9 billion from 3Q18
The decrease compared with 3Q18 was primarily driven by investment-related experience charges compared with gains in 3Q18, as well as a $0.5 billion charge related to updated Ultimate Reinvestment Rate (“URR”) assumptions issued by the Canadian Actuarial Standards Board. Investment-related experience in 3Q19 reflected lower-than-expected returns (including fair value changes) on alternative long-duration assets (“ALDA”), partially offset by favourable credit experience. While returns in 3Q19 were lower than expected, year-to-date returns were strong and exceeded our reserving assumptions.
Achieved core earnings of $1.5 billion in 3Q19, in line with 3Q18
On a constant exchange rate basis, core earnings decreased 2% compared with 3Q18. In-force business growth in Asia was more than offset by the impact on earnings of actions taken over the last 12 months to improve the capital efficiency of our legacy businesses, as well as lower new business volumes in Japan. Core earnings in 3Q19 included net policyholder experience gains of $21 million post-tax compared with $19 million post-tax in 3Q18.

Manulife Financial Corporation - Third Quarter 2019

BUSINESS GROWTH:
Achieved new business value (“NBV”) of $526 million in 3Q19, an increase of 14% compared with 3Q18
In Asia, NBV increased 10% to $430 million, driven by a more favourable business mix, partially offset by lower sales in Japan as explained below. In Canada, NBV of $51 million was up 21% from the prior year period, driven by higher insurance sales and a more favourable business mix in group insurance. In the U.S., NBV increased 62% to $45 million, primarily as a result of recent actions to improve margins, as well as a more favourable product mix.
Reported annualized premium equivalent (“APE”) sales of $1.4 billion in 3Q19, in line with 3Q18
In Asia, APE sales decreased 4% as strong growth in Hong Kong and Asia Other1 was more than offset by lower sales in Japan. APE sales in Japan decreased 54% due to the temporary suspension of sales of corporate-owned life insurance products until new tax regulations were issued in 3Q19. Hong Kong APE sales increased 58% driven by the success of recently-launched health insurance and participating products. In Canada, APE sales increased 12% driven by the introduction of Manulife Par in the second half of last year. In the U.S., APE sales decreased 3% driven by universal life, as higher international sales were more than offset by lower domestic sales.
Reported Global Wealth and Asset Management net outflows of $4.4 billion in 3Q19 compared with net flows of $0.4 billion in 3Q18
Net flows in Asia were $2.3 billion in 3Q19, up $1.3 billion from 3Q18, driven by lower retail redemptions and higher institutional gross flows.2 Net outflows in Canada were $6.9 billion in 3Q19 compared with net outflows of $1.5 billion in 3Q18, due to the decision by one institutional client to internalize the management of several large, primarily fixed income, mandates. Net flows in the U.S. were $0.1 billion in 3Q19, improving for the third consecutive quarter. Compared with 3Q18, U.S. net flows decreased $0.8 billion, primarily due to the funding of a large institutional mandate in 3Q18, partially offset by lower retail redemptions.

[1]	Asia Other excludes Japan and Hong Kong.
[2]	Gross flows is a non-GAAP measure. See “Performance and non-GAAP measures” below and in our 3Q19 MD&A for additional information.
Manulife Financial Corporation - Third Quarter 2019

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) is current as of November 6, 2019, unless otherwise noted. This MD&A should be read in conjunction with our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2019 and the MD&A and audited Consolidated Financial Statements contained in our 2018 Annual Report.
For further information relating to our risk management practices and risk factors affecting the Company, see “Risk Factors” in our 2018 Annual Information Form, “Risk Management”, “Risk Factors” and “Critical Actuarial and Accounting Policies” in the MD&A in our 2018 Annual Report and the “Risk Management” note to the Consolidated Financial Statements in our most recent annual and interim reports.
In this MD&A, the terms “Company”, “Manulife”, “we” and “our” mean Manulife Financial Corporation (“MFC”) and its subsidiaries. All amounts are reported in Canadian dollars, unless otherwise indicated.
Contents

A. TOTAL COMPANY PERFORMANCE
1. Profitability
2. Growth
3. Financial strength
4. Revenue
5. Assets under management and administration
6. Impact of fair value accounting
7. Impact of foreign currency exchange rates
8. Business highlights
B. PERFORMANCE BY SEGMENT
1. Asia
2. Canada
3. U.S.
4. Global Wealth and Asset Management
5. Corporate and Other

C. RISK MANAGEMENT AND RISK FACTORS UPDATE
1. Variable annuity and segregated fund guarantees
2. Caution related to sensitivities
3. Publicly traded equity performance risk
4. Interest rate and spread risk sensitivities and exposure measures
5. Alternative long-duration asset performance risk
D. CRITICAL ACTUARIAL AND ACCOUNTING POLICIES
1. Critical actuarial and accounting policies
2. Actuarial methods and assumptions
3. Sensitivity of policy liabilities to asset related assumptions
4. Accounting and reporting changes
E. OTHER
1. Outstanding shares - selected information
2. Legal and regulatory proceedings
3. Performance and non-GAAP measures
4. Caution regarding forward-looking statements
5. Quarterly financial information
6. Other

Manulife Financial Corporation - Third Quarter 2019

A TOTAL COMPANY PERFORMANCE
A1 Profitability
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q19	2Q19	3Q18	2019	2018
Net income attributed to shareholders	$723	$1,475	$1,573	$4,374	$4,207
Core earnings(1)	$1,527	$1,452	$1,539	$4,527	$4,273
Diluted earnings per common share ($)	$0.35	$0.73	$0.77	$2.16	$2.05
Diluted core earnings per common share ($)(1)	$0.76	$0.72	$0.75	$2.24	$2.09
Return on common shareholders’ equity (“ROE”)	5.9%	12.9%	15.1%	12.8%	13.9%
Core ROE(1)	13.0%	12.7%	14.8%	13.3%	14.1%
Expense efficiency ratio(1)	51.4%	52.5%	49.5%	51.2%	50.9%

(1)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Quarterly profitability
Manulife’s net income attributed to shareholders was $723 million in the third quarter of 2019 (“3Q19”) compared with $1,573 million in the third quarter of 2018 (“3Q18”). Net income attributed to shareholders is comprised of core earnings1 (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,527 million in 3Q19 compared with $1,539 million in 3Q18, and items excluded from core earnings, which amounted to a net charge of $804 million in 3Q19 compared with a net gain of $34 million in 3Q18.
The decrease of $0.9 billion in net income compared with 3Q18 was primarily driven by investment-related experience charges compared with gains in 3Q18, as well as a $0.5 billion charge related to updated Ultimate Reinvestment Rate (“URR”) assumptions issued by the Canadian Actuarial Standards Board. Investment-related experience in 3Q19 reflected lower-than-expected returns (including fair value changes) on alternative long-duration assets (“ALDA”), partially offset by favourable credit experience. While returns in 3Q19 were lower than expected, year-to-date returns were strong and exceeded our reserving assumptions.
Core earnings were in line with 3Q18; a decrease of $12 million or 2% on a constant exchange rate basis.2 In-force business growth in Asia was more than offset by the impact on earnings of actions taken over the last 12 months to improve the capital efficiency of our legacy businesses and lower new business volumes in Japan. Core earnings in 3Q19 included net policyholder experience gains of $21 million post-tax ($14 million pre-tax) compared with $19 million post-tax ($34 million pre-tax) in 3Q18. Reinsurance and ALDA portfolio mix actions to improve the capital efficiency of our legacy businesses resulted in $35 million lower core earnings in 3Q19 compared with 3Q18.
The components of the items excluded from core earnings are outlined in the table below and the annual review of actuarial methods and assumptions is discussed in section D2 “Actuarial methods and assumptions” below.
Year-to-date profitability
Net income attributed to shareholders for the 9 months ended September 30, 2019 was $4,374 million compared with $4,207 million for the 9 months ended September 30, 2018. Year-to-date core earnings amounted to $4,527 million in 2019 compared with $4,273 million in the same period of 2018, and items excluded from year-to-date core earnings amounted to a net charge of $153 million in 2019 compared with a net charge of $66 million in the same period of 2018.
The increase of $167 million in year-to-date net income included a $254 million increase in core earnings (a 4% increase on a constant exchange rate basis), partially offset by an increased charge in items excluded from core earnings of $87 million.
The increase in year-to-date core earnings reflects new business growth in the U.S and Canada, in-force growth in Asia, and higher yields on surplus assets partially offset by the impact on earnings of actions to improve the capital efficiency of our legacy businesses, lower new business volumes in Japan and the non-recurrence of a tax-related benefit in Canada. Year-to-date net policyholder experience gains were $6 million post-tax (charge of $17 million pre-tax) in 2019 compared with gains of $27 million post-tax ($51 million pre-tax) in the same period of 2018. Year-to-date reinsurance and ALDA portfolio mix actions to improve the capital efficiency of our legacy businesses resulted in $98 million lower core earnings in 2019 compared with 2018.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.

[2]
Percentage growth / declines in core earnings, APE sales, gross flows, net flows, NBV, assets under management and administration, assets under management and core EBITDA are stated on a constant exchange rate basis. Constant exchange rate basis is a non-GAAP measure. See “Performance and non-GAAP measures” below.

Manulife Financial Corporation - Third Quarter 2019

The components of the items excluded from core earnings are outlined in the table below. On a year-to-date basis, the net charge of $804 million in the third quarter was partially offset by a net gain of $651 million in the first half of the year, primarily related to investment-related experience, the direct impact of markets and reinsurance transactions.
Core earnings by segment and components of items excluded from core earnings
Core earnings by segment(1)	Quarterly Results			YTD Results
($ millions, unaudited)	3Q19	2Q19	3Q18	2019	2018
Asia	$520	$471	$461	$1,511	$1,303
Canada	318	312	344	913	1,022
U.S.	471	441	467	1,387	1,335
Global Wealth and Asset Management	281	242	288	756	754
Corporate and Other (excluding core investment gains)	(163)	(114)	(121)	(340)	(441)
Core investment gains(2),(3)	100	100	100	300	300
Total core earnings	$1,527	$1,452	$1,539	$4,527	$4,273

(1)
2018 comparatives for core earnings in each segment have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(2)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
(3)
As outlined in section E3: Up to $400 million of net favourable investment-related experience will be reported in core earnings in a single year, which are referred to as “core investment gains”. This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle.

Items excluded from core earnings	Quarterly Results			YTD Results
($ millions, unaudited)	3Q19	2Q19	3Q18	2019	2018
Investment-related experience outside of core earnings(1)	$(289)	$146	$312	$184	$330
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities(2)	(494)	(144)	(277)	(389)	(182)
Direct impact of equity markets and variable annuity guarantee liabilities	(38)	2	8	331	(205)
Fixed income reinvestment rates assumed in the valuation of policy liabilities	(213)	(174)	(246)	(547)	242
Sale of AFS bonds and derivative positions in the Corporate and Other segment	257	28	(39)	327	(219)
Changes to the ultimate reinvestment rate	(500)	-	-	(500)	-
Change in actuarial methods and assumptions	(21)	-	(51)	(21)	(51)
Reinsurance transactions	-	63	(65)	115	33
Restructuring charge	-	-	-	-	(200)
Tax related items and other	-	(42)	115	(42)	4
Items excluded from core earnings	$(804)	$23	$34	$(153)	$(66)

(1)
Total investment-related experience in 3Q19 was a net charge of $189 million, compared with net gain of $412 million in 3Q18, and in accordance with our definition of core earnings, we included $100 million of investment-related experience gains in core earnings and $289 million charges in items excluded from core earnings in 3Q19 (gains of $100 million and $312 million, respectively, in 3Q18). Investment-related experience charges in 3Q19 reflected lower-than-expected returns (including fair value changes) on ALDA partially offset by favourable credit experience. While returns in 3Q19 were lower than expected, year-to-date returns were strong and exceeded our reserving assumptions.

(2)
The direct impact of markets was a net charge of $494 million in 3Q19 and included a $500 million charge related to changes to the URR. In July 2019, the Canadian Actuarial Standards Board (“ASB”) issued new assumptions with reductions to the URR and updates to the calibration criteria for stochastic risk-free rates. The updated standard included a reduction of 15 basis points in the URR and a corresponding change to stochastic risk-free rate modeling and was effective October 15, 2019. The long-term URR for risk-free rates in Canada is prescribed at 3.05% and we use the same assumption for the U.S. Our assumption for Japan is 1.6%. The ASB does not anticipate an update to this promulgation prior to the expected effective date of IFRS 17 on January 1, 2022. The 3Q19 charges related to fixed income reinvestment rates was offset by gains on the sale of AFS bonds. The charges for fixed income reinvestment rates related to changes in the yield curve and the second order impact of changes in actuarial methods and assumptions. The direct impact of markets was a net charge of $277 million in 3Q18 primarily driven by narrowing corporate spreads and several small items, the largest of them being losses on the sale of AFS bonds, widening swap spreads and steepening of the yield curve.

Manulife Financial Corporation - Third Quarter 2019

A2 Growth(1)
	Quarterly Results			YTD Results
($ millions, unaudited)	3Q19	2Q19	3Q18	2019	2018
Asia new business value	$430	$364	$382	$1,205	$1,041
Canada new business value	$51	$65	$42	$178	$156
U.S. new business value	$45	$50	$28	$141	$50
Total new business value	$526	$479	$452	$1,524	$1,247
Asia APE sales	$1,052	$915	$1,070	$3,303	$2,972
Canada APE sales	$235	$290	$210	$786	$698
U.S. APE sales	$156	$154	$159	$453	$401
Total APE sales	$1,443	$1,359	$1,439	$4,542	$4,071
Wealth and asset management net flows ($ billions)	$(4.4)	$0.0	$0.4	$(5.8)	$10.5
Wealth and asset management gross flows ($ billions)	$28.0	$25.5	$27.1	$81.3	$92.7
Wealth and asset management assets under management and administration ($ billions)	$659.2	$653.1	$644.0	$659.2	$644.0
(1)	These items are non-GAAP measures. See “Performance and non-GAAP measures” below.
New business value (“NBV”)1 was $526 million in 3Q19, an increase of 14% compared with 3Q18. In Asia, NBV increased 10% to $430 million, driven by a more favourable business mix, partially offset by lower sales in Japan as explained below. In Canada, NBV of $51 million increased 21% compared with 3Q18, driven by higher insurance sales and a more favourable business mix in group insurance. In the U.S., NBV increased 62% to $45 million, primarily as a result of recent actions to improve margins, as well as a more favourable product mix.
Year-to-date NBV was $1.5 billion in 2019, an increase of 20% compared with the same period of 2018, driven by strong growth in all segments.
Annualized premium equivalent (“APE”) sales1 were $1.4 billion in 3Q19, a decrease of 2% compared with 3Q18. In Asia, APE sales decreased 4% as strong growth in Hong Kong and Asia Other2 was more than offset by lower sales in Japan. APE sales in Japan decreased 54% due to the temporary suspension of sales of corporate-owned life insurance (“COLI”) products until new tax regulations were issued in 3Q19. Hong Kong APE sales increased 58% driven by the success of recently-launched health insurance and participating products. In Canada, APE sales increased 12% driven by the introduction of Manulife Par in the second half of last year. In the U.S., APE sales decreased 3% driven by universal life, as higher international sales were more than offset by lower domestic sales.
Year-to-date APE sales of $4.5 billion in 2019 were 9% higher than the same period of 2018, driven by growth in all segments.
Wealth and asset management (“WAM”) reported net outflows1 of $4.4 billion in 3Q19 compared with net flows of $0.4 billion in 3Q18. Net flows in Asia were $2.3 billion in 3Q19, up $1.3 billion from 3Q18, driven by lower retail redemptions and higher institutional gross flows1. Net outflows in Canada were $6.9 billion in 3Q19 compared with net outflows of $1.5 billion in 3Q18, due to the decision by one institutional client to internalize the management of several large, primarily fixed income, mandates. Net flows in the U.S. were $0.1 billion in 3Q19, improving for the third consecutive quarter. Compared with 3Q18, U.S. net flows decreased $0.8 billion, primarily due to the funding of a large institutional mandate in 3Q18, partially offset by lower retail redemptions.
Year-to-date net outflows were $5.8 billion in 2019, compared with net flows of $10.5 billion in the same period of 2018, primarily driven by a decrease in gross flows and the redemption in institutional asset management in Canada as noted above.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
[2]	Asia Other excludes Japan and Hong Kong.
Manulife Financial Corporation - Third Quarter 2019

A3 Financial strength
	Quarterly Results			YTD Results
(unaudited)	3Q19	2Q19	3Q18	2019	2018
MLI’s LICAT ratio	146%	144%	134%	146%	134%
Financial leverage ratio	26.1%	26.4%	29.2%	26.1%	29.2%
Total consolidated capital ($ billions)(1)	$59.1	$58.2	$54.4	$59.1	$54.4
Book value per common share ($)	$23.51	$22.89	$20.24	$23.51	$20.24
Book value per common share excluding AOCI ($)	$19.60	$19.52	$18.23	$19.60	$18.23
(1)	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.

The Life Insurance Capital Adequacy Test (“LICAT”) ratio for The Manufacturers Life Insurance Company (“MLI”) as at September 30, 2019 was 146%, compared with 144% as at June 30, 2019. The two percentage point increase was primarily driven by the positive impact from lower risk-free rates and capital initiatives.
MFC’s LICAT ratio was 136% as at September 30, 2019, compared with 133% as at June 30, 2019. The difference between the MLI and MFC ratios as at September 30, 2019 was largely due to the $4.6 billion of MFC senior debt outstanding that does not qualify as available capital at the MFC level.
MFC’s financial leverage ratio as at September 30, 2019 was 26.1%, a decrease of 0.3 percentage points from June 30, 2019. The leverage ratio decreased as the positive impact of earnings and higher values of available-for-sale (“AFS”) securities was partially offset by the impact of dividend payments and the net impact from our share buyback and dividend reinvestment programs.
MFC’s total consolidated capital1 as at September 30, 2019 was $59.1 billion, an increase of $3.1 billion compared with December 31, 2018. The $3.1 billion increase over the last 9 months was due to a $3.6 billion increase in total equity primarily driven by growth in the value of AFS securities and higher retained earnings, partially offset by the impact of a stronger Canadian dollar compared with December 31, 2018, and the redemption of $0.5 billion of subordinated debentures in 1Q19.
Book value per common share as at September 30, 2019 was $23.51, an increase of 10% compared with $21.38 as at December 31, 2018. Book value per common share excluding accumulated other comprehensive income (“AOCI”) was $19.60 as at September 30, 2019, an increase of 8% compared with $18.23 as at December 31, 2018. Common shareholders’ equity increased for similar reasons outlined above. The number of common shares outstanding was 1,952 million as at September 30, 2019 and was 1,971 million as at December 31, 2018.

A4 Revenue
	Quarterly Results			YTD Results
($ millions, unaudited)	3Q19	2Q19	3Q18	2019	2018
Gross premiums	$10,508	$9,829	$9,863	$30,524	$29,160
Premiums ceded to reinsurers	(1,173)	(1,138)	(4,762)	(4,184)	(6,980)
Net premium income	9,335	8,691	5,101	26,340	22,180
Investment income	3,932	3,710	3,481	11,389	10,282
Other revenue	2,770	2,634	2,671	7,966	8,137
Revenue before realized and unrealized investment gains and losses	16,037	15,035	11,253	45,695	40,599
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program	6,592	7,185	(3,210)	22,703	(10,141)
Total revenue	$22,629	$22,220	$8,043	$68,398	$30,458
Total revenue in 3Q19 was $22.6 billion compared with $8.0 billion in 3Q18. The amount of revenue reported in any fiscal period can be significantly affected by fair value accounting, which can materially impact the reported realized and unrealized investment gains or losses on assets supporting insurance and investment contract liabilities and on the macro hedge program, a component of revenue (see “Impact of fair value accounting” below). Accordingly, we discuss specific drivers of revenue in each segment before realized and unrealized investment gains and losses in section B “Performance by Segment” below.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Manulife Financial Corporation - Third Quarter 2019

3Q19 revenue before realized and unrealized investment gains and losses of $16.0 billion increased $4.8 billion compared with 3Q18 primarily due to lower ceded premiums from the reinsurance of our legacy U.S. individual pay-out annuities business in 3Q18, business growth in Asia and higher investment income.
Net realized and unrealized investment gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program was a gain of $6.6 billion in 3Q19 compared with a charge of $3.2 billion in 3Q18. The 3Q19 gain was primarily due to an overall decrease in interest rates in North America and Asia. The 3Q18 charge was due to an overall increase in interest rates in North America and Asia, partially offset by gains in real estate and ALDA.
On a year-to-date basis, revenue before net realized and unrealized investment gains and losses of $45.7 billion was $5.1 billion higher than the same period of 2018 due to similar factors noted above. Net realized and unrealized investment gains and losses on assets supporting insurance and investment contract liabilities and on the macro hedge program was a gain of $22.7 billion in 2019 compared with a loss of $10.1 billion in 2018. The key drivers of the fair value impact on a year-to-date basis in 2019 and 2018 were similar to the factors noted above for the corresponding quarters.
A5	Assets under management and administration (“AUMA”)[1]
AUMA as at September 30, 2019 was $1.2 trillion, an increase of 10% compared with December 31, 2018. The primary driver of the increase was the favourable impact of markets.
A6	Impact of fair value accounting
Fair value accounting policies affect the measurement of both our assets and our liabilities. The impact on the measurement of both assets and liabilities of investment activities and market movements are reported as experience gains and losses on investments and the direct impact of equity markets and interest rates and variable annuity guarantees, each of which impacts net income attributed to shareholders (see “Profitability” section above for discussion of 3Q19 experience).
Net realized and unrealized investment gains on assets supporting insurance and investment contract liabilities and on the macro hedge program were $6.6 billion for 3Q19 (3Q18 – losses of $3.2 billion) and on a year-to-date basis, the gains were $22.7 billion for 2019 (year-to-date 2018 – losses of $10.1 billion). See “Revenue” section above for discussion of results.
As outlined in the “Critical Actuarial and Accounting Policies” in the MD&A in our 2018 Annual Report, net insurance contract liabilities, as permitted under IFRS 4, are determined using the Canadian Asset Liability Method (“CALM”), as required by the Canadian Institute of Actuaries (“CIA”). The measurement of policy liabilities includes the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including the costs of servicing the policies, reduced by the future expected policy revenues and future expected investment income on assets supporting the policies. Investment returns are projected using current asset portfolios and projected reinvestment strategies. Experience gains and losses are reported when current period activity differs from what was assumed in the policy liabilities at the beginning of the period. We classify gains and losses by assumption type. For example, current period investing activities that increase (decrease) the future expected investment income on assets supporting policies will result in an investment-related experience gain (loss). See description of investment-related experience in “Performance and non-GAAP measures” below.
As noted in our 2018 Annual MD&A, IFRS 17, which is expected to be effective January 1, 2022, will replace IFRS 4 and therefore CALM. While there are many differences between IFRS 17 and IFRS 4, two items of note are the discount rate used to estimate the present value of insurance liabilities, and the reporting of new business gains. We reported $183 million (post-tax) of new business gains in net income attributed to shareholders in 3Q19 and $567 million (post-tax) for year-to-date 2019. Under IFRS 17, new business gains are recorded on the balance sheet and amortized into income as services are provided.
A7	Impact of foreign currency exchange rates
Changes in foreign currency exchange rates increased core earnings by $18 million in 3Q19 compared with 3Q18 primarily due to a weaker Canadian dollar compared with the U.S. dollar. Changes in foreign currency exchange rates increased year-to-date core earnings by $109 million in 2019 compared with the same period of 2018. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of these items.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Manulife Financial Corporation - Third Quarter 2019

A8	Business highlights
We made further progress on our portfolio optimization strategic priority, renegotiating reinsurance agreements on a universal life block in Canada that resulted in a capital benefit of approximately $120 million. In our long-term care (“LTC”) business, we continued to make progress in securing premium rate increases, and introduced innovative co-pay options to our LTC customers to manage higher rates.
During the quarter, we continued to enhance and expand our global distribution capabilities. In Asia, we entered into a long-term strategic partnership with HaoDf.com, a leading online medical platform in mainland China, as well as a new bancassurance relationship in Vietnam with Asia Commercial Bank.
B PERFORMANCE BY SEGMENT
B1	Asia
($ millions, unless otherwise stated)	Quarterly Results						YTD Results
Canadian dollars		3Q19		2Q19		3Q18		2019		2018
Net income attributed to shareholders(1)		$128		$476		$566		$1,299		$1,386
Core earnings(1),(2)		520		471		461		1,511		1,303
Annualized premium equivalent sales		1,052		915		1,070		3,303		2,972
New business value		430		364		382		1,205		1,041
Revenue		7,105		6,695		5,154		22,552		14,408
Revenue before realized and unrealized investment gains and losses(3)		6,295		5,607		5,661		17,963		16,291
Assets under management ($ billions)(1)		118.8		114.1		99.7		118.8		99.7
U.S. dollars
Net income attributed to shareholders(1)	US$	97	US$	357	US$	434	US$	976	US$	1,077
Core earnings(1),(2)		394		352		352		1,137		1,013
Annualized premium equivalent sales		796		685		818		2,486		2,307
New business value		326		272		293		907		808
Revenue		5,379		5,007		3,945		16,970		11,182
Revenue before realized and unrealized investment gains and losses(3)		4,766		4,194		4,333		13,520		12,652
Assets under management ($ billions)(1)		89.7		87.2		77.0		89.7		77.0
(1)
The 2018 comparatives for net income attributed to shareholders, core earnings and assets under management have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(2)	See “Performance and non-GAAP measures” for a reconciliation between net income (loss) attributed to shareholders and core earnings.
(3)	See section A6 “Impact of fair value accounting”.

Asia’s net income attributed to shareholders was $128 million in 3Q19 compared with $566 million in 3Q18. Net income attributed to shareholders is comprised of core earnings, which was $520 million in 3Q19 compared with $461 million in 3Q18, and items excluded from core earnings, which amounted to a net charge of $392 million in 3Q19 compared with a net gain of $105 million in 3Q18. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars are due to the factors described below and, in addition, core earnings reflected a net $10 million favourable impact due to changes in foreign currency exchange rates versus the Canadian dollar.
Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$97 million in 3Q19 compared with US$434 million in 3Q18 and core earnings were US$394 million in 3Q19 compared with US$352 million in 3Q18. Items excluded from core earnings were a net charge of US$297 million in 3Q19 compared with a net gain of US$82 million in 3Q18 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Core earnings in 3Q19 increased 10% compared with 3Q18. The increase in core earnings was driven by in-force business growth and the impact of management actions, partially offset by lower new business volumes in Japan. Sales of the recently launched Voluntary Health Insurance Scheme (“VHIS”) products in Hong Kong did not have a material current period impact on core earnings as experience gains from customers who have opted to change their existing medical coverage to the new VHIS product were offset by new business strain.
Year-to-date net income attributed to shareholders was US$976 million in 2019 compared with US$1,077 million in the same period of 2018. Year-to-date core earnings of US$1,137 million in 2019 increased 13% compared with the same period of 2018. The drivers of the increase are consistent with the items discussed above. Items excluded from year-to-date core
Manulife Financial Corporation - Third Quarter 2019

earnings were a net charge of US$161 million in 2019 and a net gain of US$64 million for the same period of 2018 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Expressed in Canadian dollars, year-to-date core earnings reflected a net $48 million favourable impact of changes in foreign currency exchange rates versus the Canadian dollar.
APE sales in 3Q19 were US$796 million, a decrease of 4% compared with 3Q18 as strong growth in Hong Kong and Asia Other was more than offset by the temporary suspension of COLI product sales in Japan until new tax regulations were issued in 3Q19. NBV in 3Q19 was US$326 million, a 10% increase compared with 3Q18, reflecting growth in Hong Kong and Asia Other which was partially offset by a decline in Japan. Year-to-date APE sales were US$2.5 billion in 2019, an increase of 9% compared with the same period of 2018. Strong growth in Hong Kong and Asia Other was offset by lower sales in Japan as mentioned above. Year-to-date, NBV in 2019 was US$907 million, a 13% increase compared with the same period of 2018, reflecting growth in Hong Kong and Asia Other. New business value margin (“NBV margin”)1 was 43.2% in 3Q19 compared with 37.4% in 3Q18.
•
Japan APE sales in 3Q19 were US$145 million, a decrease of 54% compared with 3Q18 driven by the suspension of COLI product sales until new tax rules were issued in 3Q19, after which we subsequently relaunched our COLI products. Japan NBV in 3Q19 of US$52 million decreased 40% compared with 3Q18 and Japan NBV margin was 36.0%, an increase of 8.3 percentage points compared with 3Q18.

•
Hong Kong APE sales in 3Q19 were US$268 million, a 58% increase compared with 3Q18. The strong growth in APE sales was driven by the success of our recently-launched VHIS and Qualifying Deferred Annuity products, as well as participating products launched at the beginning of this year. Hong Kong NBV in 3Q19 of US$171 million increased 55% compared with 3Q18. Hong Kong NBV margin was 63.7%, a decrease of 0.9 percentage points compared with 3Q18.

•
Asia Other APE sales in 3Q19 were US$383 million, a 12% increase compared with 3Q18. We experienced double-digit growth across most of our businesses. Asia Other NBV in 3Q19 of US$103 million increased 5% compared with 3Q18 mainly due to higher sales, and a change in tax regulations in mainland China, partially offset by a decline in market interest rates. Asia Other NBV margin was 30.2%, a decrease of 1.8 percentage points compared with 3Q18.

Revenue was US$5.4 billion in 3Q19 compared with US$3.9 billion in 3Q18. Revenue before realized and unrealized investment gains and losses was US$4.8 billion in 3Q19, an increase of 10% compared with 3Q18, driven by recurring premium growth from in-force business, partially offset by the temporary suspension of COLI product sales in Japan. Year-to-date revenue was US$17.0 billion in 2019 compared with US$11.2 billion in the same period of 2018. Year-to-date revenue before realized and unrealized investment gains and losses was US$13.5 billion in 2019, compared with US$12.7 billion in the same period of 2018.
Assets under management1 were US$89.7 billion as at September 30, 2019, an increase of US$10.4 billion or 13% compared with December 31, 2018, driven by net customer inflows of US$7.6 billion and the favourable impact of markets over the past nine months.
Business highlights - In 3Q19, we continued to enhance and expand our distribution reach by entering into a long-term strategic partnership with HaoDf.com, a leading online medical platform in mainland China, and a new bancassurance relationship in Vietnam with Asia Commercial Bank.
B2 Canada
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q19	2Q19	3Q18	2019	2018
Net income (loss) attributed to shareholders(1)	$(172)	$317	$102	$896	$1,056
Core earnings(1),(2)	318	312	344	913	1,022
Annualized premium equivalent sales	235	290	210	786	698
Manulife Bank average net lending assets ($ billions)	22.0	21.9	21.3	21.8	20.9
Revenue	4,524	5,752	2,097	17,366	9,768
Revenue before realized and unrealized investment gains and losses(3)	3,550	3,609	3,643	10,925	11,446
Assets under management ($ billions)(1)	152.2	150.4	144.3	152.2	144.3
(1)
The 2018 comparatives for net income (loss) attributed to shareholders, core earnings and assets under management have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(2)	See “Performance and non-GAAP measures” below for a reconciliation between net income (loss) attributed to shareholders and core earnings.
(3)	See section A6 “Impact of fair value accounting”.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Manulife Financial Corporation - Third Quarter 2019

Canada’s 3Q19 net loss attributed to shareholders was $172 million compared with net income attributed to shareholders of $102 million in 3Q18. Net income attributed to shareholders is comprised of core earnings, which were $318 million in 3Q19 compared with $344 million in 3Q18, and items excluded from core earnings, which amounted to a net charge of $490 million in 3Q19 compared with a net charge of $242 million in 3Q18 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Core earnings decreased $26 million or 8% compared with 3Q18, reflecting the impact on earnings of actions taken over the last 12 months to improve the capital efficiency of our legacy businesses, less favourable policyholder experience and a number of other smaller items.
Year-to-date net income attributed to shareholders was $896 million in 2019 compared with $1,056 million in the same period of 2018 and year-to-date core earnings were $913 million in 2019 compared with $1,022 million in the same period of 2018. The decrease in year-to-date core earnings of $109 million was driven by the same factors noted above as well as the non-recurrence of the 2018 gain from the release of provisions for uncertain tax positions. Items excluded from year-to-date core earnings were a net charge of $17 million in 2019 and a net gain of $34 million for the same period of 2018 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
APE sales of $235 million in 3Q19 increased by $25 million or 12% compared with 3Q18, driven by the introduction of Manulife Par in the second half of last year. Year-to-date APE sales in 2019 were $786 million, $88 million or 13% higher than in the same period of 2018 due to the same reason.
•	Individual insurance APE sales in 3Q19 of $106 million increased $28 million or 36% compared with 3Q18 for the reason noted above.
•	Group insurance APE sales in 3Q19 of $80 million increased $2 million or 3% compared with 3Q18, driven by small business sales, which were up 33%.
•
Annuities APE sales in 3Q19 of $49 million decreased $5 million or 9% compared with 3Q18. We are focused on growth in lower risk segregated fund products, which in 3Q19 accounted for 82% of annuity APE sales.

Manulife Bank average net lending assets for the quarter were $22.0 billion as at September 30, 2019, up $0.5 billion or 2% from December 31, 2018.
Revenue in 3Q19 was $4.5 billion compared with $2.1 billion in 3Q18. Revenue before realized and unrealized investment gains and losses was $3.6 billion in 3Q19, in line with 3Q18. Year-to-date revenue was $17.4 billion in 2019 compared with $9.8 billion in the same period of 2018. Year-to-date revenue before realized and unrealized investment gains and losses was $10.9 billion in 2019, a decrease of 5% compared with the same period of 2018.
Assets under management were $152.2 billion as at September 30, 2019, an increase of $10.3 billion or 7% from December 31, 2018, due to the favourable impact of markets.
Business highlights - In our group benefits business, we enhanced our small business offering, providing improved product design, which includes a low-cost formulary, improved pricing and an updated advisor experience. We made further progress on our portfolio optimization strategic priority, renegotiating reinsurance agreements on a universal life block that resulted in a capital benefit of approximately $120 million.

Manulife Financial Corporation - Third Quarter 2019

B3 U.S.
($ millions, unless otherwise stated)	Quarterly Results						YTD Results
Canadian dollars		3Q19		2Q19		3Q18		2019		2018
Net income attributed to shareholders(1)		$342		$502		$630		$1,285		$1,778
Core earnings(1),(2)		471		441		467		1,387		1,335
Annualized premium equivalent sales		156		154		159		453		401
Revenue		9,146		8,177		(596)		23,439		2,379
Revenue before realized and unrealized investment gains and losses(3)		4,364		4,269		557		11,839		8,973
Assets under management ($ billions)(1)		233.8		225.8		225.8		233.8		225.8
U.S. dollars
Net income attributed to shareholders(1)	US$	258	US$	375	US$	482	US$	965	US$	1,379
Core earnings(1),(2)		357		329		357		1,043		1,035
Annualized premium equivalent sales		118		115		122		341		311
Revenue		6,927		6,113		(456)		17,640		1,848
Revenue before realized and unrealized investment gains and losses(3)		3,305		3,191		426		8,907		7,008
Assets under management ($ billions)(1)		176.6		172.5		174.4		176.6		174.4
(1)
The 2018 comparatives for net income attributed to shareholders, core earnings and assets under management have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(2)	See “Performance and non-GAAP measures” below for a reconciliation between net income (loss) attributed to shareholders and core earnings.
(3)	See section A6 “Impact of fair value accounting”.

U.S. 3Q19 net income attributed to shareholders was $342 million compared with $630 million in 3Q18. Net income attributed to shareholders is comprised of core earnings, which amounted to $471 million in 3Q19 compared with $467 million in 3Q18, and items excluded from core earnings, which amounted to a net charge of $129 million in 3Q19 compared with a net gain of $163 million in 3Q18. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars are due to the factors described below and, in addition, the change in core earnings reflected a net $5 million favourable currency impact from the strengthening of the U.S. dollar compared with the Canadian dollar.
Expressed in U.S. dollars, the functional currency of the segment, 3Q19 net income attributed to shareholders was US$258 million compared with US$482 million in 3Q18, core earnings were US$357 million in 3Q19 compared with US$357 million in 3Q18, and items excluded from core earnings were a net charge of US$99 million in 3Q19 compared with a net gain of US$125 million in 3Q18 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Core earnings were in line with the prior year period as favourable variances from new business and a true-up of prior year tax accruals were offset by the impact of portfolio optimization activities on our legacy business over the last 12 months and unfavourable policyholder experience in 3Q19 compared with a small net gain in 3Q18. The 3Q19 policyholder experience was unfavourable in JH Life and neutral in LTC, with the LTC experience reflecting the updates made in the annual review of actuarial assumptions.
Year-to-date net income attributed to shareholders was US$965 million in 2019 compared with US$1,379 million in the same period of 2018 and year-to-date core earnings were US$1,043 million in 2019 compared with US$1,035 million in the same period of 2018. 2019 core earnings increased US$8 million as the impact of portfolio optimization activities was more than offset by the factors described above. Items excluded from year-to-date core earnings were a net charge of US$78 million in 2019 and a net gain of US$344 million for the same period of 2018 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below). Expressed in Canadian dollars, core earnings reflected a $43 million favourable impact of changes in foreign currency exchange rates versus the Canadian dollar.

Manulife Financial Corporation - Third Quarter 2019

APE sales in 3Q19 of US$118 million declined 3% compared with 3Q18, as continued momentum in domestic indexed universal life product offerings and international products mostly offset the competitive pressure in domestic protection universal life and term products. 3Q19 marked the best quarter since inception for product sales with the John Hancock Vitality PLUS feature. Year-to-date APE sales in 2019 of US$341 million increased 10% compared with the same period of 2018 primarily due to higher indexed universal life and international sales.
Revenue in 3Q19 was a gain of US$6.9 billion compared with a charge of US$0.5 billion in 3Q18. Revenue before net realized and unrealized investment gains and losses was US$3.3 billion in 3Q19 compared with US$0.4 billion in 3Q18. The US$2.9 billion increase was primarily due to US$2.8 billion of ceded premiums in 3Q18 from the reinsurance of our legacy individual payout annuities business. Year-to-date revenue was US$17.6 billion in 2019, an increase compared with US$1.8 billion in the same period of 2018. Year-to-date revenue before realized and unrealized investment gains and losses was US$8.9 billion in 2019 compared with US$7.0 billion in the same period of 2018. The US$1.9 billion increase was primarily due to the difference in ceded premiums on legacy business transactions.
Assets under management as at September 30, 2019 were US$176.6 billion, an increase of 8% from December 31, 2018. The increase was driven by the favourable impact of markets partially offset by the continued run-off of the annuities business, including the reinsurance of the New York portion of the payout annuity block.
Business highlights - In 3Q19, sales of policies with the John Hancock Vitality PLUS feature increased for the third consecutive quarter and in our LTC business, we continued to make progress in securing premium rate increases and introduced innovative co-pay options to our LTC customers to manage higher rates.
B4 Global Wealth and Asset Management
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q19	2Q19	3Q18	2019	2018
Net income attributed to shareholders(1)	$281	$243	$280	$757	$736
Core earnings(1)	281	242	288	756	754
Core EBITDA(2)	404	375	405	1,145	1,135
Sales
Wealth and asset management gross flows	27,968	25,477	27,128	81,318	92,696
Wealth and asset management net flows	(4,410)	(34)	448	(5,767)	10,517
Revenue	1,409	1,395	1,386	4,162	4,092
Assets under management and administration ($ billions)	659.2	653.1	644.0	659.2	644.0
(1)	See “Performance and non-GAAP measures” below for a reconciliation between net income (loss) attributed to shareholders and core earnings.
(2)	Core EBITDA is a non-GAAP measure and is core earnings before interest, taxes, depreciation and amortization. See “Performance and non-GAAP measures” below.
Global Wealth and Asset Management’s net income attributed to shareholders was $281 million in 3Q19 compared with $280 million in 3Q18. Net income attributed to shareholders is comprised of core earnings, which were $281 million in 3Q19 compared with $288 million in 3Q18 and items excluded from core earnings, which were $nil in 3Q19 compared with a net charge of $8 million in 3Q18 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Core earnings in 3Q19 declined 3% compared with 3Q18 despite similar average asset levels during both periods, given higher earnings contributions from higher tax jurisdictions this quarter. Core EBITDA1 was $404 million in 3Q19, in line with 3Q18, commensurate with consistent average asset levels during both periods.

Year-to-date net income attributed to shareholders was $757 million in 2019 compared with $736 million in the same period of 2018. Year-to-date core earnings of $756 million in 2019 were in line with the same period of 2018. Items excluded from year-to-date core earnings were a net gain of $1 million in 2019 and a net charge of $18 million for the same period of 2018 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below). Year-to-date core EBITDA was $1,145 million in 2019, in line with the same period of 2018.

[1]	This item is a non-GAAP measure. See “Performance and non-GAAP measures” below.
Manulife Financial Corporation - Third Quarter 2019

Gross flows and net flows - Gross flows were $28.0 billion in 3Q19, an increase of 2% compared with 3Q18, and net outflows were $4.4 billion in 3Q19, compared with net flows of $0.4 billion in 3Q18. Year-to-date gross flows in 2019 of $81.3 billion were 14% lower than the same period of 2018, and year-to-date net outflows were $5.8 billion in 2019 compared with net flows of $10.5 billion for the same period of 2018. By geography the results were:
WAM Asia:
•
Gross flows in Asia in 3Q19 were $5.7 billion, an increase of $0.6 billion or 11% compared with 3Q18, driven by higher gross flows in institutional asset management and, to a lesser extent, retirement, partially offset by lower gross flows in mainland China from retail money markets funds. Year-to-date gross flows in 2019 of $15.1 billion were 18% lower than the same period of 2018.

•
Net flows in Asia in 3Q19 were $2.3 billion compared with net flows of $1.0 billion in 3Q18, driven by lower redemptions from retail money market funds in mainland China and higher gross flows in institutional asset management. Year-to-date net flows in 2019 of $4.6 billion were 4% lower than the same period of 2018.

WAM Canada:
•
Gross flows in Canada in 3Q19 were $6.0 billion, an increase of $1.3 billion or 27% compared with 3Q18, driven by higher gross flows in institutional asset management by the funding of several large fixed income mandates totaling $1.0 billion from new and existing clients, and higher retail gross flows from continued sales momentum across the product line-up. This was partially offset by lower new plan sales in retirement. Year-to-date gross flows in 2019 of $17.6 billion were 3% lower than the same period of 2018.

•
Net outflows in Canada were $6.9 billion in 3Q19 compared with net outflows of $1.5 billion in 3Q18, driven by the decision by one institutional client to internalize the management of several large, primarily fixed income, mandates in 3Q19 totaling $8.5 billion, partially offset by higher gross flows as mentioned above. Year-to-date net outflows were $4.7 billion in 2019 compared with net flows of $2.7 billion in the same period of 2018.

WAM U.S.:
•
Gross flows in the U.S. in 3Q19 were $16.2 billion, a decrease of $1.0 billion or 7% compared with 3Q18, driven by the funding of a large institutional mandate in 3Q18 and lower retail gross flows. These items were partially offset by higher recurring deposits in retirement. Year-to-date gross flows in 2019 of $48.6 billion were 16% lower than the same period of 2018.

•
Net flows in the U.S. were $0.1 billion in 3Q19, improving for the third consecutive quarter. Compared with net flows of $0.9 billion in 3Q18, net flows were driven by lower gross flows as mentioned above, partially offset by retail redemptions. Year-to-date net outflows were $5.7 billion in 2019 compared with net flows of $3.2 billion in the same period of 2018.

Revenue in 3Q19 was $1.4 billion, in line with 3Q18. Year-to-date revenue in 2019 was $4.2 billion, in line with the same period of 2018.
Assets under management and administration of $659 billion as at September 30, 2019 increased 11% compared with December 31, 2018 driven by favourable investment performance, partially offset by year-to-date net outflows. Global WAM also manages $195 billion in assets for the Company’s non-WAM reporting segments, and including those managed assets, AUMA managed by Global WAM was $854 billion as at September 30, 2019 compared with $790 billion as at December 31, 2018.
Business highlights - In 3Q19, we established a management company in Ireland with authority to distribute our Undertakings for Collective Investment in Transferable Securities (“UCITS”) mutual funds across the European Union, Asia and Latin America. Additionally, we retained the leading sales market share position in the Hong Kong Mandatory Provident Fund (“MPF”) market, attracting almost 40% of net cash flows during the third quarter of 2019.1

[1]	Market share of net cash flows by scheme sponsor as reported in the Mercer MPF Market Share Report for September 30, 2019.
Manulife Financial Corporation - Third Quarter 2019

B5 Corporate and Other
	Quarterly Results			YTD Results
($ millions, unless otherwise stated)	3Q19	2Q19	3Q18	2019	2018
Net income (loss) attributed to shareholders(1)	$144	$(63)	$(5)	$137	$(749)
Core loss excluding core investment gains(1),(2)	$(163)	$(114)	$(121)	$(340)	$(441)
Core investment gains	100	100	100	300	300
Total core gain (loss)	$(63)	$(14)	$(21)	$(40)	$(141)
Revenue	$445	$199	$2	$879	$(189)

(1)
The 2018 comparatives for net income (loss) attributed to shareholders and core loss excluding core investment gains have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

(2)	See “Performance and non-GAAP measures” for a reconciliation between net income (loss) attributed to shareholders and core earnings.

Corporate and Other is composed of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our Property and Casualty (“P&C”) Reinsurance business; as well as run-off reinsurance operations including variable annuities and accident and health.
For segment reporting purposes, settlement costs for macro equity hedges and other non-operating items are included in Corporate and Other’s earnings. This segment is also where we reclassify favourable investment-related experience to core earnings from items excluded from core earnings, subject to certain limits (see “Performance and non-GAAP measures” below). In each of the other segments, we report all investment-related experience in items excluded from core earnings.
Corporate and Other reported a net income attributed to shareholders of $144 million in 3Q19 compared with a net loss attributed to shareholders of $5 million in 3Q18. The core loss was $63 million in 3Q19 compared with a core loss of $21 million in 3Q18 and the items excluded from core loss amounted to a net gain of $207 million in 3Q19 compared with a net gain of $16 million in 3Q18 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
The $42 million increase in core loss was largely due to lower gains on AFS equities and an increase in the withholding tax accrual related to future remittances from our U.S. subsidiary, partly offset by higher yields on fixed income investments.
The items excluded from core loss amounted to a net gain of $207 million in 3Q19 and were due to gains on AFS bonds partially offset by the above noted reclassification to core investment gains.
On a year-to-date basis, net income attributed to shareholders was $137 million in 2019 compared with a net loss attributed to shareholders of $749 million in the same period of 2018. The year-to-date core loss was $40 million in 2019 compared with core loss of $141 million in the same period of 2018. The favourable variance in the year-to-date core loss of $101 million was primarily attributable to higher investment income, the favourable impact of markets on seed money investments in new segregated and mutual funds, and lower net interest on external debt, partially offset by lower net gains on AFS equities. Items excluded from the year-to-date core loss were a net gain of $177 million in 2019 compared with a net charge of $608 million in the same period of 2018 (see a reconciliation of net income (loss) attributed to shareholders to core earnings in “Performance and non-GAAP measures” below).
Revenue in 3Q19 was a gain of $445 million compared with a gain of $2 million in 3Q18. The favourable variance was driven by realized gains on the sale of AFS bonds in 3Q19 compared with realized losses in 3Q18, and higher investment income. Year-to-date revenue was a gain of $879 million in 2019 compared with a loss of $189 million in the same period of 2018. The favourable variance was due to similar drivers mentioned above.
C RISK MANAGEMENT AND RISK FACTORS UPDATE
This section provides an update to our risk management practices and risk factors outlined in the MD&A in our 2018 Annual Report. The shaded text and tables in this section of the MD&A represent our disclosure on market and liquidity risk in accordance with IFRS 7 “Financial Instruments – Disclosures”. Accordingly, the following shaded text and tables represent an integral part of our unaudited Interim Consolidated Financial Statements.
C1 Variable annuity and segregated fund guarantees
As described in the MD&A in our 2018 Annual Report, guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent on and only payable upon the occurrence of the relevant event, if fund values at that time are below guaranteed

Manulife Financial Corporation - Third Quarter 2019

values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2019 to 2039.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see section C3 “Publicly traded equity performance risk” below).
The table below shows selected information regarding the Company’s variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance
	September 30, 2019			December 31, 2018
As at ($ millions)	Guarantee value	Fund value	Amount at risk(4),(5)	Guarantee value	Fund value	Amount at risk(4),(5)
Guaranteed minimum income benefit	$4,789	$3,629	$1,179	$5,264	$3,675	$1,593
Guaranteed minimum withdrawal benefit	55,216	48,635	6,951	60,494	49,214	11,388
Guaranteed minimum accumulation benefit	18,074	18,413	11	18,611	18,720	141
Gross living benefits(1)	78,079	70,677	8,141	84,369	71,609	13,122
Gross death benefits(2),(3)	9,541	16,529	877	10,663	14,654	1,567
Total gross of reinsurance	87,620	87,206	9,018	95,032	86,263	14,689
Living benefits reinsured	4,108	3,135	986	4,515	3,173	1,343
Death benefits reinsured	745	500	332	2,353	2,070	493
Total reinsured	4,853	3,635	1,318	6,868	5,243	1,836
Total, net of reinsurance	$82,767	$83,571	$7,700	$88,164	$81,020	$12,853

(1)	Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 3.
(2)	Contracts with guaranteed long-term care benefits are included in this category.
(3)	Death benefits include stand-alone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.
(4)
Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. This amount is not currently payable. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance. For guaranteed minimum income benefit, the amount at risk is defined as the excess of the current annuitization income base over the current account value. For all guarantees, the amount at risk is floored at zero at the single contract level.

(5)
The amount at risk net of reinsurance at September 30, 2019 was $7,700 million (December 31, 2018 – $12,853 million) of which: US$4,739 million (December 31, 2018 – US$6,899 million) was on our U.S. business, $1,026 million (December 31, 2018 – $2,654 million) was on our Canadian business, US$135 million (December 31, 2018 – US$332 million) was on our Japan business and US$165 million (December 31, 2018 – US$246 million) was related to Asia (other than Japan) and our run-off reinsurance business.

C2 Caution related to sensitivities
In this document, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company’s assets and liabilities at that date and the actuarial factors, investment activity and investment returns assumed in the determination of policy liabilities. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in actuarial and investment return and future investment activity assumptions; actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on net income attributed to shareholders or on MLI’s LICAT total ratio will be as indicated. Market movements affect LICAT capital sensitivities both through income and other components of the regulatory capital framework. For example, LICAT is affected by changes to other comprehensive income.
C3 Publicly traded equity performance risk
As outlined in our 2018 Annual Report, our macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other products and fees. In addition, our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of policy liabilities to all risks associated with the guarantees embedded in these products (see pages 42 and 43 of our 2018 Annual Report).
The table below shows the potential impact on net income attributed to shareholders resulting from an immediate 10%, 20% and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly

Manulife Financial Corporation - Third Quarter 2019

equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10%, 20% or 30%, they continued to decline, remained flat, or grew more slowly than assumed in the valuation, the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to section D3 “Sensitivity of policy liabilities to asset related assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the profit or loss on the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.
This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program are rebalanced at 5% intervals. In addition, we assume that the macro hedge assets are rebalanced in line with market changes.
It is also important to note that these estimates are illustrative, and that the hedging program may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable.

The Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA constrain the investment return assumptions for public equities and certain ALDA based on historical return benchmarks for public equities. The potential impact on net income attributed to shareholders does not take into account possible changes to investment return assumptions resulting from the impact of declines in public equity market values on these historical return benchmarks.

Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns(1),(2),(3)
As at September 30, 2019
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(3,820)	$(2,290)	$(1,030)	$770	$1,310	$1,670
Asset based fees (annualized)	(550)	(370)	(180)	180	370	550
General fund equity investments(5)	(1,190)	(770)	(360)	340	670	1,020
Total underlying sensitivity before hedging	(5,560)	(3,430)	(1,570)	1,290	2,350	3,240
Impact of macro and dynamic hedge assets(6)	3,140	1,880	830	(720)	(1,250)	(1,640)
Net potential impact on net income attributed to shareholders after impact of hedging	$(2,420)	$(1,550)	$(740)	$570	$1,100	$1,600
As at December 31, 2018
($ millions)	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity to net income attributed to shareholders(4)
Variable annuity guarantees	$(3,650)	$(2,240)	$(1,040)	$890	$1,610	$2,170
Asset based fees (annualized)	(480)	(320)	(160)	160	320	480
General fund equity investments(5)	(1,150)	(780)	(390)	290	580	860
Total underlying sensitivity before hedging	(5,280)	(3,340)	(1,590)	1,340	2,510	3,510
Impact of macro and dynamic hedge assets(6)	3,110	1,940	910	(820)	(1,450)	(1,930)
Net potential impact on net income attributed to shareholders after impact of hedging	$(2,170)	$(1,400)	$(680)	$520	$1,060	$1,580

(1)	See “Caution related to sensitivities” above.
(2)
The tables above show the potential impact on net income attributed to shareholders resulting from an immediate 10%, 20% and 30% change in market values of publicly traded equities followed by a return to the expected level of growth assumed in the valuation of policy liabilities.

(3)
Please refer to section D3 “Sensitivity of policy liabilities to asset related assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(4)	Defined as earnings sensitivity to a change in public equity markets including settlements on reinsurance contracts, but before the offset of hedge assets or other risk mitigants.
(5)
This impact for general fund equities is calculated as at a point-in-time and does not include: (i) any potential impact on public equity weightings; (ii) any gains or losses on AFS public equities held in the Corporate and Other segment; or (iii) any gains or losses on public equity investments held in Manulife Bank. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

(6)
Includes the impact of rebalancing equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge rebalancing represents the impact of rebalancing equity hedges for dynamically hedged variable annuity guarantee best estimate liabilities at 5% intervals, but does not include any impact in respect of other sources of hedge ineffectiveness e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors.

Manulife Financial Corporation - Third Quarter 2019

Changes in equity markets impact our available and required components of the LICAT total ratio. The following table shows the potential impact to MLI’s LICAT total ratio resulting from changes in public equity market values.
Potential immediate impact on MLI’s LICAT total ratio arising from public equity returns different than the expected return for policy liability valuation(1),(2),(3)
	Impact on MLI's LICAT total ratio
Percentage points	-30%	-20%	-10%	+10%	+20%	+30%
September 30, 2019	(5)	(3)	(2)	1	2	4
December 31, 2018	(6)	(4)	(2)	1	5	7
(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in equity markets, as the impact on the quoted sensitivities is not considered to be material.

(2)
The potential impact is shown assuming that the change in value of the hedge assets does not completely offset the change in the dynamically hedged variable annuity guarantee liabilities. The estimated amount that would not be completely offset relates to our practices of not hedging the provisions for adverse deviation and of rebalancing equity hedges for dynamically hedged variable annuity liabilities at 5% intervals.

(3)
The Office of the Superintendent of Financial Institutions (“OSFI”) rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.

C4 Interest rate and spread risk sensitivities and exposure measures
As at September 30, 2019, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a charge of $200 million, and to a 50 basis point increase in interest rates to be neutral.
The table below shows the potential impact on net income attributed to shareholders from a 50 basis point parallel move in interest rates. This includes a change of 50 basis points in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates, and with a floor of zero on government rates where government rates are not currently negative, relative to the rates assumed in the valuation of policy liabilities, including embedded derivatives. For variable annuity guarantee liabilities that are dynamically hedged, it is assumed that interest rate hedges are rebalanced at 20 basis point intervals.
As the sensitivity to a 50 basis point change in interest rates includes any associated change in the applicable reinvestment scenarios, the impact of changes to interest rates for less than, or more than 50 basis points is unlikely to be linear. Furthermore, our sensitivities are not consistent across all regions in which we operate, and the impact of yield curve changes will vary depending upon the geography where the change occurs. Reinvestment assumptions used in the valuation of policy liabilities tend to amplify the negative effects of a decrease in interest rates and dampen the positive effects of interest rate increases. This is because the reinvestment assumptions used in the valuation of our insurance liabilities are based on interest rate scenarios and calibration criteria set by the Canadian Actuarial Standards Board, while our interest rate hedges are valued using current market interest rates. Therefore, in any particular quarter, changes to the reinvestment assumptions are not fully aligned to changes in current market interest rates especially when there is a significant change in the shape of the interest rate curve. As a result, the impact from non-parallel movements may be materially different from the estimated impact of parallel movements. For example, if long-term interest rates increase more than short-term interest rates (sometimes referred to as a steepening of the yield curve) in North America, the decrease in the value of our swaps may be greater than the decrease in the value of our insurance liabilities. This could result in a charge to net income attributed to shareholders in the short-term even though the rising and steepening of the yield curve, if sustained, may have a positive long-term economic impact.
The potential impact on net income attributed to shareholders does not take into account any future potential changes to our ultimate reinvestment rate assumptions or calibration criteria for stochastic risk-free rates or other potential impacts of lower interest rate levels, for example, increased strain on the sale of new business or lower interest earned on our surplus assets. The impact also does not reflect any unrealized gains or losses on AFS fixed income assets held in our Corporate and Other segment. Changes in the market value of these assets may provide a natural economic offset to the interest rate risk arising from our product liabilities. In order for there to also be an accounting offset, the Company would need to realize a portion of the AFS fixed income asset unrealized gains or losses. It is not certain we would realize any of the unrealized gains or losses available.
The impact does not reflect any potential effect of changing interest rates to the value of our ALDA. Rising interest rates could negatively impact the value of our ALDA (see “Critical Actuarial and Accounting Policies – Fair Value of Invested Assets”, on page 65 of our 2018 Annual Report). More information on ALDA can be found in section C5 “Alternative long-duration asset performance risk”.

Manulife Financial Corporation - Third Quarter 2019

Under LICAT, changes in unrealized gains or losses in our AFS bond portfolio resulting from interest rate shocks tend to dominate capital sensitivities. As a result, the reduction in interest rates improves LICAT total ratios and vice-versa.
The following table shows the potential impact on net income attributed to shareholders including the change in the market value of AFS fixed income assets held in our Corporate and Other segment, which could be realized through the sale of these assets.

Potential impact on net income attributed to shareholders and MLI’s LICAT total ratio of an immediate parallel change in interest rates relative to rates assumed in the valuation of policy liabilities(1),(2),(3),(4)
	September 30, 2019				December 31, 2018
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders ($ millions)
Excluding change in market value of AFS fixed income assets held in the Corporate and Other segment	$(200)		$-		$(100)		$100
From fair value changes in AFS fixed income assets held in the Corporate and Other segment, if realized	1,900		(1,700)		1,600		(1,500)
MLI's LICAT total ratio (Percentage points)
LICAT total ratio change in percentage points(5)	5		(4)		3		(3)

(1)
See “Caution related to sensitivities” above. In addition, estimates exclude changes to the net actuarial gains/losses with respect to the Company’s pension obligations as a result of changes in interest rates, as the impact on the quoted sensitivities is not considered to be material.

(2)
Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.

(3)	The amount of gain or loss that can be realized on AFS fixed income assets held in the Corporate and Other segment will depend on the aggregate amount of unrealized gain or loss.
(4)	Sensitivities are based on projected asset and liability cash flows and the impact of realizing fair value changes in AFS fixed income is based on the holdings at the end of the period.
(5)	Includes all LICAT impacts, including realized and unrealized fair value changes in AFS fixed income assets.

The following tables show the potential impact on net income attributed to shareholders resulting from a change in corporate spreads and swap spreads over government bond rates for all maturities across all markets with a floor of zero on the total interest rate, relative to the spreads assumed in the valuation of policy liabilities.

Potential impact on net income attributed to shareholders and MLI’s LICAT total ratio arising from changes to corporate spreads and swap spreads(1),(2),(3)

Corporate spreads(4),(5)	September 30, 2019				December 31, 2018
As at	-50	bp	+50	bp	-50	bp	+50	bp
Net income attributed to shareholders ($ millions)(6)	$(1,000)		$900		$(600)		$600
MLI’s LICAT total ratio (change percentage points)(7)	(6)		5		(5)		5

Swap spreads	September 30, 2019				December 31, 2018
As at	-20	bp	+20	bp	-20	bp	+20	bp
Net income attributed to shareholders ($ millions)	$100		$(100)		$100		$(100)
MLI’s LICAT total ratio (change percentage points)(7)	nil		nil		nil		nil

(1)	See “Caution related to sensitivities” above.
(2)
The impact on net income attributed to shareholders assumes no gains or losses are realized on our AFS fixed income assets held in the Corporate and Other segment and excludes the impact of changes in segregated fund bond values due to changes in credit spreads. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in corporate and swap spreads.

(3)	Sensitivities are based on projected asset and liability cash flows.
(4)	Corporate spreads are assumed to grade to the long-term average over five years.
(5)
As the sensitivity to a 50 basis point decline in corporate spreads includes the impact of a change in deterministic reinvestment scenarios where applicable, the impact of changes to corporate spreads for less than, or more than, the amounts indicated are unlikely to be linear.

(6)
The impact from a 50 basis point change in corporate spreads increased from December 31, 2018 as the changes in actuarial methods and assumptions, outlined below, resulted in a lengthening of the policy liability cash flows, a portion of which is assumed to be supported by corporate bonds.

(7)
Includes all LICAT impacts, including realized and unrealized fair value change in AFS fixed income assets. Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan).

C5 Alternative long-duration asset performance risk
The following table shows the potential impact on net income attributed to shareholders resulting from an immediate 10% change in market values of ALDA followed by a return to the expected level of growth assumed in the valuation of policy

Manulife Financial Corporation - Third Quarter 2019

liabilities. If market values were to remain flat for an entire year, the potential impact would be roughly equivalent to an immediate decline in market values equal to the expected level of annual growth assumed in the valuation of policy liabilities. Further, if after market values dropped 10%, they continued to decline, remained flat, or grew more slowly than assumed in the valuation of policy liabilities, the potential impact on net income attributed to shareholders could be considerably more than shown. Refer to section D3 “Sensitivity of policy liabilities to asset related assumptions”, for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

ALDA includes commercial real estate, timber and farmland real estate, oil and gas direct holdings, and private equities, some of which relate to oil and gas.

Potential impact on net income attributed to shareholders arising from changes in ALDA returns(1),(2),(3),(4),(5),(6),(7)
As at	September 30, 2019		December 31, 2018
($ millions)	-10%	+10%	-10%	+10%
Real estate, agriculture and timber assets	$(1,300)	$1,200	$(1,300)	$1,200
Private equities and other ALDA	(1,800)	1,800	(1,600)	1,600
Alternative long-duration assets	$(3,100)	$3,000	$(2,900)	$2,800

(1)	See “Caution Related to Sensitivities” above.
(2)	This impact is calculated as at a point-in-time impact and does not include: (i) any potential impact on ALDA weightings; or (ii) any gains or losses on ALDA held in the Corporate and Other segment.
(3)
The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in ALDA returns. For some classes of ALDA, where there is not an appropriate long-term benchmark available, the return assumptions used in valuation are not permitted by the Standards of Practice and CIA guidance to result in a lower reserve than an assumption based on a historical return benchmark for public equities in the same jurisdiction.

(4)	Net income impact does not consider any impact of the market correction on assumed future return assumptions.
(5)
Please refer to section D3 “Sensitivity of policy liabilities to asset related assumptions” for more information on the level of growth assumed and on the net income sensitivity to changes in these long-term assumptions.

(6)	The impact of changes to the portfolio asset mix supporting our North American legacy businesses are reflected in the sensitivities when the changes take place.
(7)
The impact from a 10% change in ALDA returns increased from December 31, 2018 as the changes in actuarial methods and assumptions, outlined below, resulted in a lengthening of the policy liability cash flows, a portion of which is assumed to be supported by ALDA.

D	CRITICAL ACTUARIAL AND ACCOUNTING POLICIES
D1 Critical actuarial and accounting policies
Our significant accounting policies are described in note 1 to our Consolidated Financial Statements for the year ended December 31, 2018. The critical accounting policies and the estimation processes relate to the determination of insurance and investment contract liabilities, assessment of control over other entities for consolidation, estimation of fair value of invested assets, evaluation of invested asset impairment, accounting for derivative financial instruments, determination of pension and other post-employment benefit obligations and expenses, accounting for income taxes and uncertain tax positions and valuation and impairment of goodwill and intangible assets as described on pages 58 to 69 of our 2018 Annual Report.
D2 Actuarial methods and assumptions
A comprehensive review of actuarial methods and assumptions is performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset and liability related risks remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current best estimate of expected future experience, and margins for adverse deviations that are appropriate for the risks assumed. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and the changes in economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities.
The completion of the 2019 annual review of actuarial methods and assumptions resulted in an increase in insurance contract liabilities of $74 million, net of reinsurance, and a decrease in net income attributed to shareholders of $21 million post-tax.
	Change in insurance contract liabilities, net of reinsurance
For the three and nine months ended September 30, 2019 ($ millions)	Total	Attributed to participating policyholders’ account	Attributed to shareholders’ account	Change in net income attributed to shareholders (post-tax)
Long-term care triennial review	$11	$-	$11	$(8)
Mortality and morbidity updates	25	47	(22)	14
Lapses and policyholder behaviour	135	17	118	(75)
Investment return assumptions	12	81	(69)	70
Other updates	(109)	(163)	54	(22)
Net impact	$74	$(18)	$92	$(21)

Manulife Financial Corporation - Third Quarter 2019

Long-term care triennial review
U.S. Insurance completed a comprehensive long-term care (“LTC”) experience study. The review included all aspects of claim assumptions, the impact of policyholder benefit reductions as well as the progress on future premium rate increases and a review of margins on the business. The impact of the LTC review was approximately net neutral to net income attributed to shareholders.
The experience study showed lower termination rates than expected during the elimination or “qualifying” period (which is the period between when a claim is filed and when benefit payments begin), and favourable incidence as policyholders are filing claims at a lower rate than expected. In addition, policyholders are electing to reduce their benefits in lieu of paying increased premiums. The overall claims experience review led to a post-tax charge to net income attributed to shareholders of approximately $1.9 billion (US$1.4 billion), which includes a gain of approximately $0.2 billion (US$0.16 billion) for the impact of benefit reductions.
The experience study included additional claims data due to the natural aging of the block of business. As a result, we reduced certain margins for adverse deviations, which resulted in a post-tax gain to net income attributed to shareholders of approximately $0.7 billion (US$0.5 billion).
While the study continues to support the assumptions of both future morbidity and mortality improvement, we reduced our morbidity improvement assumption, which resulted in a post-tax charge to net income attributed to shareholders of approximately $0.7 billion (US$0.5 billion).1
The review of premium increases assumed in the policy liabilities resulted in a post-tax gain to net income attributed to shareholders of approximately $2.0 billion (US$1.5 billion) related to the expected timing and amount of premium increases that are subject to state approval and reflects a 30% margin. The expected premium increases are informed by past approval rates applied to prior state filings that remain outstanding and estimated new requests based on our 2019 review of morbidity, mortality and lapse assumptions. Our actual experience in obtaining premium increases could be materially different than what we have assumed, resulting in further increases or decreases in policy liabilities, which could be material.2
Updates to mortality and morbidity
Mortality and morbidity updates resulted in a $14 million post-tax gain to net income attributed to shareholders. This included a review of our Canada Individual Insurance mortality and reinsurance arrangements.
Updates to lapses and policyholder behaviour
Updates to lapses and policyholder behaviour assumptions resulted in a $75 million post-tax charge to net income attributed to shareholders.
The primary driver of the charge was an update to our lapse assumptions across several term and whole life product lines within our Canada Individual Insurance business, partially offset by several updates to lapse and premium persistency assumptions in other geographies.
Updates to investment return assumptions
Updates to investment return assumptions resulted in a $70 million post-tax gain to net income attributed to shareholders.
The primary driver of the gain was an update to our senior secured loan default rates to reflect recent experience, as well as our investment and crediting rate strategy for certain universal life products. This was partially offset by updates to certain private equity investment assumptions in Canada.
Other updates
Other updates resulted in a $22 million post-tax charge to net income attributed to shareholders.
Impact of changes in actuarial methods and assumptions by segment
The impact of changes in actuarial methods and assumptions in Canada was a post-tax charge to net income attributed to shareholders of $108 million. This charge was driven by updates to lapse rates for certain products within Canada Individual Insurance and updates to certain private equity investment assumptions. In the U.S., we recorded a post-tax gain to net income attributed to shareholders of $71 million, driven primarily by updates to senior secured loan default rates. In addition, several modelling refinements netted to a positive impact. Updates to assumptions in Asia segment and Corporate and Other segment (which includes our Reinsurance business) resulted in a post-tax gain of $16 million.

[1]	The padded morbidity assumption is 0.25% for 25 years (down from 0.45%) and unpadded morbidity improvement assumption is 0.50% to age 100 (down from 0.75%).
[2]	See “Caution regarding forward-looking statements” below.
Manulife Financial Corporation - Third Quarter 2019

D3 Sensitivity of policy liabilities to asset related assumptions
When the assumptions underlying our determination of policy liabilities are updated to reflect recent and emerging experience or change in outlook, the result is a change in the value of policy liabilities which in turn affects net income attributed to shareholders. The sensitivity of net income attributed to shareholders to updates to certain asset related assumptions underlying policy liabilities is shown below and assumes that there is a simultaneous change in the assumptions across all business units.
For changes in asset related assumptions, the sensitivity is shown net of the corresponding impact on income of the change in the value of the assets supporting policy liabilities. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are made on a business/geographic specific basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, changes in actuarial and investment return and future investment activity assumptions, actual experience differing from the assumptions, changes in business mix, effective tax rates and other market factors, and the general limitations of our internal models.
Potential impact on net income attributed to shareholders arising from changes to asset related assumptions supporting actuarial liabilities
	Increase (decrease) in after-tax net income attributed to shareholders
As at	September 30, 2019		December 31, 2018
($ millions)	Increase	Decrease	Increase	Decrease
Asset related assumptions updated periodically in valuation basis changes
100 basis point change in future annual returns for public equities(1)	$500	$(500)	$500	$(500)
100 basis point change in future annual returns for ALDA(2)	3,800	(4,500)	3,500	(3,900)
100 basis point change in equity volatility assumption for stochastic segregated fund modelling(3)	(300)	300	(300)	300
(1)
The sensitivity to public equity returns above includes the impact on both segregated fund guarantee reserves and on other policy liabilities. Expected long-term annual market growth assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. As at September 30, 2019, the growth rates inclusive of dividends in the major markets used in the stochastic valuation models for valuing segregated fund guarantees are 9.3% per annum in Canada, 9.6% per annum in the U.S. and 6.2% per annum in Japan. Growth assumptions for European equity funds are market-specific and vary between 8.3% and 9.9%.

(2)
ALDA includes commercial real estate, timber, farmland, direct oil and gas properties, and private equities, some of which relate to oil and gas. Expected long-term return assumptions for ALDA and public equity are set in accordance with the Standards of Practice for the valuation of insurance contract liabilities and guidance published by the CIA. Annual best estimate return assumptions for ALDA and public equity include market growth rates and annual income, such as rent, production proceeds and dividends, and will vary based on our holding period. Over a 20-year horizon, our best estimate return assumptions range between 5.25% and 11.65%, with an average of 9.5% based on the current asset mix backing our guaranteed insurance and annuity business as of September 30, 2019, adjusted to reflect our decision to reduce the allocation to ALDA in the portfolio asset mix supporting our North American legacy businesses. Our return assumptions including the margins for adverse deviations in our valuation, which take into account the uncertainty of achieving the returns, range between 2.5% and 7.5%, with an average of 6.3% based on the asset mix backing our guaranteed insurance and annuity business as of September 30, 2019, adjusted to reflect our decision to reduce the allocation to ALDA in the portfolio asset mix supporting our North American legacy businesses. The impact from a 100 basis point change increased from December 31, 2018 as the changes in actuarial methods and assumptions, outlined above, resulted in a lengthening of the policy liability cash flows, a portion of which is assumed to be supported by ALDA investments.

(3)
Volatility assumptions for public equities are based on long-term historical observed experience and compliance with actuarial standards. The resulting volatility assumptions are 16.95% per annum in Canada and 17.15% per annum in the U.S. for large-cap public equities, and 19.25% per annum in Japan. For European equity funds, the volatility varies between 16.5% and 18.4%.

D4 Accounting and reporting changes
For accounting and reporting changes during the quarter, refer to note 2 of our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2019.
E OTHER
E1 Outstanding shares – selected information
Common shares
As at October 31, 2019, MFC had 1,948,859,681 common shares outstanding.
E2 Legal and regulatory proceedings
We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 12 of our unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2019.

Manulife Financial Corporation - Third Quarter 2019

E3 Performance and non-GAAP measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company’s audited financial statements. Non-GAAP measures include: core earnings (loss); core ROE; diluted core earnings per common share; core earnings before income taxes, depreciation and amortization (“core EBITDA”); core EBITDA margin; core investment gains; constant exchange rate basis (measures that are reported on a constant exchange rate basis include percentage growth/decline in core earnings, sales, APE sales, gross flows, core EBITDA, new business value (“NBV”), new business value margin (“NBV margin”), assets under management, and assets under management and administration (“AUMA”)); assets under administration; expense efficiency ratio; assets under management and administration; assets under management; consolidated capital; embedded value; new business value; new business value margin; sales; APE sales; gross flows; and net flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.
Core earnings (loss) is a non-GAAP measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company’s operating performance by excluding the direct impact of changes in equity markets and interest rates, changes in actuarial methods and assumptions as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements of equity markets, interest rates, foreign currency exchange rates and commodity prices from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, liabilities and net income attributed to shareholders. These reported amounts are not actually realized at the time and may never be realized if the markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.
We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings as the basis for management planning and reporting and, along with net income attributed to shareholders, as a key metric used in our short and mid-term incentive plans at the total Company and operating segment level.
While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macro-economic factors which can have a significant impact. See “Quarterly financial information” below for reconciliation of core earnings to net income attributed to shareholders.
Any future changes to the core earnings definition referred to below will be disclosed.
Items included in core earnings:
1.
Expected earnings on in-force policies, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.

2.	Macro hedging costs based on expected market returns.
3.	New business strain and gains.
4.	Policyholder experience gains or losses.
5.	Acquisition and operating expenses compared with expense assumptions used in the measurement of policy liabilities.
6.
Up to $400 million of net favourable investment-related experience reported in a single year, which are referred to as “core investment gains”. This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle. To the extent any investment-related experience losses cannot be fully offset in a quarter they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains. Investment-related experience relates to fixed income investing, ALDA returns, credit experience and asset mix changes other than those related to a strategic change. An example of a strategic asset mix change is outlined below.

Manulife Financial Corporation - Third Quarter 2019

•
This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. We do not attribute specific components of investment-related experience to amounts included or excluded from core earnings.

•
The $400 million threshold represents the estimated average annualized amount of net favourable investment-related experience that the Company reasonably expects to achieve through-the-business cycle based on historical experience. It is not a forecast of expected net favourable investment-related experience for any given fiscal year.

•	Our average net annualized investment-related experience calculated from the introduction of core earnings in 2012 to the end of 2018 was $493 million (2012 to the end of 2017 was $475 million).
•
The decision announced on December 22, 2017 to reduce the allocation to ALDA in the portfolio asset mix supporting our legacy businesses was the first strategic asset mix change since we introduced the core earnings metric in 2012. We refined our description of investment-related experience in 2017 to note that asset mix changes other than those related to a strategic change are taken into consideration in the investment-related experience component of core investment gains.

•
While historical investment return time horizons may vary in length based on underlying asset classes generally exceeding 20 years, for purposes of establishing the threshold, we look at a business cycle that is five or more years and includes a recession. We monitor the appropriateness of the threshold as part of our annual five-year planning process and would adjust it, either to a higher or lower amount, in the future if we believed that our threshold was no longer appropriate.

•
Specific criteria used for evaluating a potential adjustment to the threshold may include, but are not limited to, the extent to which actual investment-related experience differs materially from actuarial assumptions used in measuring insurance contract liabilities, material market events, material dispositions or acquisitions of assets, and regulatory or accounting changes.

7.	Earnings on surplus other than mark-to-market items. Gains on available-for-sale (“AFS”) equities and seed money investments included in new segregated and mutual funds are included in core earnings.
8.	Routine or non-material legal settlements.
9.	All other items not specifically excluded.
10.	Tax on the above items.
11.	All tax related items except the impact of enacted or substantively enacted income tax rate changes.
Items excluded from core earnings:
1.	The direct impact of equity markets and interest rates and variable annuity guarantee liabilities includes the items listed below.
•
The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including; provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.

•	Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
•	Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
•
Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.

•	Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities.
•	Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.
Manulife Financial Corporation - Third Quarter 2019

2.	Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis.
3.	Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.
4.
Changes in actuarial methods and assumptions. As noted in the “Critical actuarial and accounting policies” section of our 2018 MD&A, policy liabilities for IFRS are valued in Canada under standards established by the Actuarial Standards Board. The standards require a comprehensive review of actuarial methods and assumptions to be performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset related and liability related risks remain appropriate and is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins for adverse deviations that are appropriate for the risks assumed. Changes related to ultimate reinvestment rates (“URR”) are included in the direct impact of equity markets and interest rates and variable annuity guarantee liabilities. By excluding the results of the annual reviews, core earnings assist investors in evaluating our operational performance and comparing our operational performance from period to period with other global insurance companies because the associated gain or loss is not reflective of current year performance and not reported in net income in most actuarial standards outside of Canada.

5.	The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.
6.	Goodwill impairment charges.
7.	Gains or losses on disposition of a business.
8.	Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.
9.	Tax on the above items.
10.	Impact of enacted or substantively enacted income tax rate changes.
The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.
Total Company
	Quarterly Results								YTD Results
($ millions, unaudited)	3Q19	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	4Q17	2019	2018
Core earnings (loss)
Asia	$520	$471	$520	$463	$461	$411	$431	$372	$1,511	$1,303
Canada	318	312	283	305	344	395	283	273	913	1,022
U.S.	471	441	475	454	467	446	422	463	1,387	1,335
Global Wealth and Asset Management	281	242	233	231	288	239	227	198	756	754
Corporate and Other (excluding core investment gains)	(163)	(114)	(63)	(216)	(121)	(164)	(156)	(201)	(340)	(441)
Core investment gains	100	100	100	100	100	104	96	100	300	300
Total core earnings	1,527	1,452	1,548	1,337	1,539	1,431	1,303	1,205	4,527	4,273
Items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(289)	146	327	(130)	312	18	-	18	184	330
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(494)	(144)	249	(675)	(277)	45	50	(68)	(389)	(182)
Change in actuarial methods and assumptions	(21)	-	-	-	(51)	-	-	(33)	(21)	(51)
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	-	-	-	-	-	(1,032)	-	-
Reinsurance transactions	-	63	52	142	(65)	12	86	139	115	33
Restructuring charge	-	-	-	(63)	-	(200)	-	-	-	(200)
Tax-related items and other	-	(42)	-	(18)	115	(44)	(67)	(1,835)	(42)	4
Net income (loss) attributed to shareholders	$723	$1,475	$2,176	$593	$1,573	$1,262	$1,372	$(1,606)	$4,374	$4,207

Manulife Financial Corporation - Third Quarter 2019

Asia
	Quarterly Results								YTD Results
($ millions, unaudited)	3Q19	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	4Q17	2019	2018
Asia core earnings(1)	$520	$471	$520	$463	$461	$411	$431	$372	$1,511	$1,303
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(13)	47	116	99	91	46	48	62	150	185
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(372)	(42)	59	(244)	(18)	(86)	(27)	(140)	(355)	(131)
Change in actuarial methods and assumptions	(7)	-	-	-	27	-	-	5	(7)	27
Reinsurance transactions	-	-	-	-	5	-	-	-	-	5
Tax-related items and other	-	-	-	-	-	(3)	-	(39)	-	(3)
Net income (loss) attributed to shareholders	$128	$476	$695	$318	$566	$368	$452	$260	$1,299	$1,386
(1)
2018 core earnings and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

Canada
	Quarterly Results								YTD Results
($ millions, unaudited)	3Q19	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	4Q17	2019	2018
Canada core earnings(1)	$318	$312	$283	$305	$344	$395	$283	$273	$913	$1,022
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(47)	2	453	(143)	155	83	145	76	408	383
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(335)	7	11	(234)	(26)	13	(60)	(21)	(317)	(73)
Change in actuarial methods and assumptions	(108)	-	-	-	(370)	-	-	(7)	(108)	(370)
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	-	-	-	-	-	(343)	-	-
Reinsurance transactions	-	-	4	-	4	12	86	-	4	102
Tax-related items and other	-	(4)	-	(2)	(5)	(1)	(2)	(7)	(4)	(8)
Net income (loss) attributed to shareholders(1)	$(172)	$317	$751	$(74)	$102	$502	$452	$(29)	$896	$1,056
(1)
2018 core earnings and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

U.S.
	Quarterly Results								YTD Results
($ millions, unaudited)	3Q19	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	4Q17	2019	2018
U.S. core earnings(1)	$471	$441	$475	$454	$467	$446	$422	$463	$1,387	$1,335
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(134)	166	(143)	15	162	(59)	(101)	(33)	(111)	2
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(66)	(173)	61	(95)	(204)	267	268	75	(178)	331
Change in actuarial methods and assumptions	71	-	-	-	286	-	-	(31)	71	286
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	-	-	-	-	-	(689)	-	-
Reinsurance transactions	-	63	48	142	(74)	-	-	139	111	(74)
Tax-related items and other	-	5	-	(3)	(7)	(34)	(61)	(2,822)	5	(102)
Net income (loss) attributed to shareholders(1)	$342	$502	$441	$513	$630	$620	$528	$(2,898)	$1,285	$1,778
(1)
2018 core earnings and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

Global Wealth and Asset Management
	Quarterly Results								YTD Results
($ millions, unaudited)	3Q19	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	4Q17	2019	2018
Global WAM core earnings	$281	$242	$233	$231	$288	$239	$227	$198	$756	$754
Items to reconcile core earnings to net income (loss) attributed to shareholders:
Tax-related items and other	-	1	-	(13)	(8)	(6)	(4)	298	1	(18)
Net income (loss) attributed to shareholders	$281	$243	$233	$218	$280	$233	$223	$496	$757	$736
Manulife Financial Corporation - Third Quarter 2019

Corporate and Other
	Quarterly Results								YTD Results
($ millions, unaudited)	3Q19	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	4Q17	2019	2018
Corporate and Other core income (loss) (excluding core investment gains)(1)	$(163)	$(114)	$(63)	$(216)	$(121)	$(164)	$(156)	$(201)	$(340)	$(441)
Core investment gains (loss)	100	100	100	100	100	104	96	100	300	300
Total core earnings (loss)	(63)	(14)	37	(116)	(21)	(60)	(60)	(101)	(40)	(141)
Other items to reconcile core earnings (loss) to net income (loss) attributed to shareholders:
Investment-related experience outside of core earnings	(95)	(69)	(99)	(101)	(96)	(52)	(92)	(87)	(263)	(240)
Direct impact of equity markets and interest rates	279	64	118	(102)	(29)	(149)	(131)	17	461	(309)
Changes in actuarial methods and assumptions	23	-	-	-	6	-	-	-	23	6
Tax-related items and other	-	(44)	-	-	135	-	-	736	(44)	135
Restructuring charge	-	-	-	(63)	-	(200)	-	-	-	(200)
Net income (loss) attributed to shareholders(1)	$144	$(63)	$56	$(382)	$(5)	$(461)	$(283)	$565	$137	$(749)
(1)
The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating segments. 2018 core income (loss) (excluding core investment gains) and net income (loss) attributed to shareholders have been updated to reflect the 2019 methodology for allocating capital and interest on surplus to our insurance segments from the Corporate and Other segment.

Core return on common shareholders’ equity (“core ROE”) is a non-GAAP profitability measure that presents core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders’ equity.
Diluted core earnings per common share is core earnings available to common shareholders expressed per diluted weighted average common share outstanding.
The Company also uses financial performance measures that are prepared on a constant exchange rate basis, which are non-GAAP measures that exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Quarterly amounts stated on a constant exchange rate basis in this MD&A are calculated, as appropriate, using the income statement and balance sheet exchange rates effective for 3Q19. Measures that are reported on a constant exchange rate basis include growth in core earnings, sales, APE sales, gross flows, core EBITDA, new business value, new business value margin, assets under management, and assets under management and administration.
Assets under management and administration (“AUMA”) is a non-GAAP measure of the size of the Company. It is comprised of the non-GAAP measures assets under management (“AUM”), which includes both assets of general account and external client assets for which we provide investment management services, and assets under administration (“AUA”), which includes assets for which we provide administrative services only. Assets under management and administration is a common industry metric for WAM businesses.
Assets under management and administration
As at
($ millions)	September 30, 2019	June 30, 2019	September 30, 2018
Total invested assets	$380,115	$367,285	$344,568
Segregated funds net assets	336,621	334,786	332,256
Assets under management per financial statements	716,736	702,071	676,824
Mutual funds	201,279	196,920	203,340
Institutional advisory accounts (excluding segregated funds)	99,194	103,997	99,355
Other funds	8,916	8,767	7,850
Total assets under management	1,026,125	1,011,755	987,369
Other assets under administration	140,425	136,136	130,091
Currency impact	-	8,322	20,038
AUMA at constant exchange rates	$1,166,550	$1,156,213	$1,137,498

Consolidated capital is a non-GAAP measure. It serves as a foundation of our capital management activities at the MFC level. For regulatory reporting purposes, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI. Consolidated capital is calculated as the sum of (i) total equity excluding accumulated other comprehensive income (“AOCI”) on cash flow hedges; and (ii) liabilities for capital instruments.

Manulife Financial Corporation - Third Quarter 2019

Consolidated capital
As at
($ millions)	September 30, 2019	June 30, 2019	September 30, 2018
Total equity	$50,770	$49,912	$45,487
Add AOCI loss on cash flow hedges	217	173	114
Add qualifying capital instruments	8,143	8,132	8,843
Consolidated capital	$59,130	$58,217	$54,444
Core EBITDA is a non-GAAP measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected life time of the customer relationship under the CALM. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Core EBITDA margin is a non-GAAP measure which Manulife uses to better understand the long-term profitability of our Global WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by total revenue from these businesses. Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.
Global Wealth and Asset Management
	Quarterly Results
($ millions, unaudited)	3Q19	2Q19	1Q19	4Q18	3Q18	2Q18	1Q18	4Q17
Core EBITDA	$404	$375	$366	$362	$405	$370	$360	$355
Amortization of deferred acquisition costs and other depreciation	(78)	(79)	(76)	(77)	(76)	(75)	(73)	(87)
Amortization of deferred sales commissions	(19)	(20)	(23)	(22)	(23)	(24)	(29)	(25)
Core earnings before income taxes	307	276	267	263	306	271	258	243
Core income tax (expense) recovery	(26)	(34)	(34)	(32)	(18)	(32)	(31)	(45)
Core earnings	$281	$242	$233	$231	$288	$239	$227	$198
Expense efficiency ratio is a non-GAAP measure which Manulife uses to measure progress towards our target to be more efficient. Efficiency ratio is defined as pre-tax general expenses included in core earnings divided by the sum of pre-tax core earnings and pre-tax general expenses included in core earnings.
Embedded value (“EV”) is a measure of the present value of shareholders’ interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statements of Financial Position of Manulife, excluding any value associated with future new business. EV is calculated as the sum of the adjusted net worth and the value of in-force business. The adjusted net worth is the IFRS shareholders’ equity adjusted for goodwill and intangibles, fair value of surplus assets, the carrying value of debt and preferred shares, and local statutory balance sheet, regulatory reserve, and capital for Manulife’s Asian business. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings on in-force business less the present value of the cost of holding capital to support the in-force business under the LICAT framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force excludes our Global WAM, Manulife Bank and Property and Casualty Reinsurance businesses.
New business value (“NBV”) is the change in embedded value as a result of sales in the reporting period. NBV is calculated as the present value of shareholders’ interests in expected future distributable earnings, after the cost of capital, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value. NBV excludes businesses with immaterial insurance risks, such as the Company’s Global WAM, Manulife Bank and the short-term Property and Casualty Reinsurance businesses. NBV is a useful metric to evaluate the value created by the Company’s new business franchise.
New business value margin (“NBV margin”) is calculated as NBV divided by APE excluding non-controlling interests. APE is calculated as 100% of annualized first year premiums for recurring premium products, and as 10% of single premiums for
Manulife Financial Corporation - Third Quarter 2019

single premium products. Both NBV and APE used in the NBV margin calculation are after non-controlling interests and exclude our Global WAM, Manulife Bank and Property and Casualty Reinsurance businesses. NBV margin is a useful metric to help understand the profitability of our new business.
Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.
For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.
APE sales are comprised of 100% of regular premiums/deposits and 10% of single premiums/deposits for both insurance and insurance-based wealth accumulation products.
Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new Variable Annuity contracts in the U.S. in 1Q13, subsequent deposits into existing U.S. Variable Annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.
Bank new lending volumes include bank loans and mortgages authorized in the period.
Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.
Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, college savings 529 plans, group pension/retirement savings products, private wealth and institutional asset management products. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When redemptions exceed gross flows, net flows will be negative and will be referred to as net outflows.
E4 Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our ability to obtain state approved future premium increases on our U.S. LTC business and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our
Manulife Financial Corporation - Third Quarter 2019

ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under “Risk Management and Risk Factors Update” and “Critical Actuarial and Accounting Policies”, under “Risk Management”, “Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and Analysis in our most recent annual report and, in the “Risk Management” note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Manulife Financial Corporation - Third Quarter 2019

E5 Quarterly financial information
The following table provides summary information related to our eight most recently completed quarters.
As at and for the three months ended	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,
($ millions, except per share amounts or otherwise stated, unaudited)	2019	2019	2019	2018	2018	2018	2018	2017
Revenue
Premium income
Life and health insurance	$8,309	$7,696	$8,077	$7,724	$7,700	$7,628	$7,300	$6,000
Annuities and pensions(1)	1,026	995	237	(5,892)	(2,599)	1,126	1,025	943
Net premium income	9,335	8,691	8,314	1,832	5,101	8,754	8,325	6,943
Investment income	3,932	3,710	3,747	3,278	3,481	3,566	3,235	3,579
Realized and unrealized gains and losses on assets supporting insurance and investment contract liabilities(2)	6,592	7,185	8,926	1,113	(3,210)	(1,615)	(5,316)	2,988
Other revenue	2,770	2,634	2,562	2,291	2,671	2,964	2,502	2,737
Total revenue	$22,629	$22,220	$23,549	$8,514	$8,043	$13,669	$8,746	$16,247
Income (loss) before income taxes	$715	$1,756	$2,524	$359	$1,911	$1,535	$1,714	$(2,123)
Income tax (expense) recovery	(100)	(240)	(289)	(43)	(6)	(246)	(337)	424
Net income (loss)	$615	$1,516	$2,235	$316	$1,905	$1,289	$1,377	$(1,699)
Net income (loss) attributed to shareholders	$723	$1,475	$2,176	$593	$1,573	$1,262	$1,372	$(1,606)
Reconciliation of core earnings to net income attributed to shareholders
Total core earnings(3)	$1,527	$1,452	$1,548	$1,337	$1,539	$1,431	$1,303	$1,205
Other items to reconcile net income attributed to shareholders to core earnings(4):
Investment-related experience outside of core earnings	(289)	146	327	(130)	312	18	-	18
Direct impact of equity markets, interest rates and variable annuity guarantee liabilities	(494)	(144)	249	(675)	(277)	45	50	(68)
Change in actuarial methods and assumptions	(21)	-	-	-	(51)	-	-	(33)
Charge related to decision to change portfolio asset mix supporting our legacy businesses	-	-	-	-	-	-	-	(1,032)
Reinsurance transactions	-	63	52	142	(65)	12	86	139
Restructuring charge	-	-	-	(63)	-	(200)	-	-
Tax-related items and other	-	(42)	-	(18)	115	(44)	(67)	(1,835)
Net income (loss) attributed to shareholders	$723	$1,475	$2,176	$593	$1,573	$1,262	$1,372	$(1,606)
Basic earnings (loss) per common share	$0.35	$0.73	$1.09	$0.28	$0.77	$0.61	$0.67	$(0.83)
Diluted earnings (loss) per common share	$0.35	$0.73	$1.08	$0.28	$0.77	$0.61	$0.67	$(0.83)
Segregated funds deposits	$9,160	$9,398	$10,586	$9,212	$9,424	$9,872	$9,728	$8,421
Total assets (in billions)	$812	$790	$780	$750	$748	$752	$740	$730
Weighted average common shares (in millions)	1,961	1,965	1,965	1,980	1,984	1,984	1,983	1,980
Diluted weighted average common shares (in millions)	1,965	1,969	1,969	1,983	1,989	1,989	1,989	1,988
Dividends per common share	$0.250	$0.250	$0.250	$0.250	$0.220	$0.220	$0.220	$0.205
CDN$ to US$1 - Statement of Financial Position	1.3243	1.3087	1.3363	1.3642	1.2945	1.3168	1.2894	1.2545
CDN$ to US$1 - Statement of Income	1.3204	1.3377	1.3295	1.3204	1.3069	1.2912	1.2647	1.2712
(1)	Includes ceded premiums related to the reinsurance of a block of our legacy U.S. individual payout annuities of US$0.5 billion in 1Q19, US$5.3 billion in 4Q18 and US$2.8 billion in 3Q18.
(2)
For fixed income assets supporting insurance and investment contract liabilities and for equities supporting pass-through products and derivatives related to variable hedging programs, the impact of realized and unrealized gains and losses on the assets is largely offset in the change in insurance and investment contract liabilities.

(3)	Core earnings is a non-GAAP measure. See “Performance and non-GAAP measures” above.
(4)
For explanations of other items, see “Q3 earnings analysis” table in section A1 “Profitability” and for an operating segment split of these items see the 8 quarter trend tables in “Performance and non-GAAP measures” which reconcile net income (loss) attributed to shareholders to core earnings.

E6	Other
No changes were made in our internal control over financial reporting during the three and nine months ended September 30, 2019 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
As in prior quarters, MFC’s Audit Committee reviewed this MD&A and the unaudited interim financial report and MFC’s Board of Directors approved this MD&A prior to its release.

Manulife Financial Corporation - Third Quarter 2019

Consolidated Statements of Financial Position
As at
(Canadian $ in millions, unaudited)	September 30, 2019	December 31, 2018
Assets
Cash and short-term securities	$18,018	$16,215
Debt securities	202,405	185,594
Public equities	21,694	19,179
Mortgages	50,027	48,363
Private placements	37,227	35,754
Policy loans	6,456	6,446
Loans to bank clients	1,737	1,793
Real estate	13,028	12,777
Other invested assets	29,523	27,543
Total invested assets (note 3)	380,115	353,664
Other assets
Accrued investment income	2,431	2,427
Outstanding premiums	1,397	1,369
Derivatives (note 4)	25,849	13,703
Reinsurance assets	42,493	43,053
Deferred tax assets	4,322	4,318
Goodwill and intangible assets	10,030	10,097
Miscellaneous	8,568	8,431
Total other assets	95,090	83,398
Segregated funds net assets (note 14)	336,621	313,209
Total assets	$811,826	$750,271
Liabilities and Equity
Liabilities
Insurance contract liabilities (note 5)	$356,114	$328,654
Investment contract liabilities (note 5)	3,158	3,265
Deposits from bank clients	21,741	19,684
Derivatives (note 4)	12,970	7,803
Deferred tax liabilities	2,370	1,814
Other liabilities	15,308	15,190
	411,661	376,410
Long-term debt (note 7)	4,631	4,769
Capital instruments (note 8)	8,143	8,732
Segregated funds net liabilities (note 14)	336,621	313,209
Total liabilities	761,056	703,120
Equity
Preferred shares (note 9)	3,822	3,822
Common shares (note 9)	23,066	22,961
Contributed surplus	254	265
Shareholders' retained earnings	14,936	12,704
Shareholders' accumulated other comprehensive income (loss):
Pension and other post-employment plans	(422)	(426)
Available-for-sale securities	2,330	(265)
Cash flow hedges	(217)	(127)
Real estate revaluation reserve	31	20
Translation of foreign operations	5,909	7,010
Total shareholders' equity	49,709	45,964
Participating policyholders' equity	(83)	94
Non-controlling interests	1,144	1,093
Total equity	50,770	47,151
Total liabilities and equity	$811,826	$750,271
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.
Roy Gori	John Cassaday
President and Chief Executive Officer	Chairman of the Board of Directors
Manulife Financial Corporation - Third Quarter 2019

Consolidated Statements of Income

For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions except per share amounts, unaudited)	2019	2018	2019	2018
Revenue
Premium income
Gross premiums	$10,508	$9,863	$30,524	$29,160
Premiums ceded to reinsurers (note 5)	(1,173)	(4,762)	(4,184)	(6,980)
Net premiums	9,335	5,101	26,340	22,180
Investment income (note 3)
Investment income	3,932	3,481	11,389	10,282
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro hedge program	6,592	(3,210)	22,703	(10,141)
Net investment income (loss)	10,524	271	34,092	141
Other revenue (note 10)	2,770	2,671	7,966	8,137
Total revenue	22,629	8,043	68,398	30,458
Contract benefits and expenses
To contract holders and beneficiaries
Gross claims and benefits (note 5)	6,920	6,533	21,376	20,357
Increase (decrease) in insurance contract liabilities	13,003	(808)	34,439	(1,986)
Increase (decrease) in investment contract liabilities	26	(91)	136	(12)
Benefits and expenses ceded to reinsurers	(802)	(1,160)	(3,781)	(3,716)
(Increase) decrease in reinsurance assets (note 5)	(1,579)	(2,624)	(1,540)	(2,170)
Net benefits and claims	17,568	1,850	50,630	12,473
General expenses	1,925	1,853	5,620	5,780
Investment expenses	388	399	1,206	1,221
Commissions	1,582	1,619	4,655	4,597
Interest expense	348	312	994	916
Net premium taxes	103	99	298	311
Total contract benefits and expenses	21,914	6,132	63,403	25,298
Income before income taxes	715	1,911	4,995	5,160
Income tax expense	(100)	(6)	(629)	(589)
Net income	$615	$1,905	$4,366	$4,571
Net income (loss) attributed to:
Non-controlling interests	$13	$83	$164	$204
Participating policyholders	(121)	249	(172)	160
Shareholders	723	1,573	4,374	4,207
	$615	$1,905	$4,366	$4,571
Net income attributed to shareholders	$723	$1,573	$4,374	$4,207
Preferred share dividends	(43)	(42)	(129)	(125)
Common shareholders' net income	$680	$1,531	$4,245	$4,082
Earnings per share
Basic earnings per common share (note 9)	$0.35	$0.77	$2.16	$2.06
Diluted earnings per common share (note 9)	0.35	0.77	2.16	2.05
Dividends per common share	0.25	0.22	0.75	0.66
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.
Manulife Financial Corporation - Third Quarter 2019

Consolidated Statements of Comprehensive Income
For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions, unaudited)	2019	2018	2019	2018
Net income	$615	$1,905	$4,366	$4,571
Other comprehensive income (loss) ("OCI"), net of tax
Items that may be subsequently reclassified to net income:
Foreign exchange gains (losses) on:
Translation of foreign operations	280	(922)	(1,333)	778
Net investment hedges	(23)	128	230	(62)
Available-for-sale financial securities:
Unrealized gains (losses) arising during the period	1,082	(468)	2,941	(799)
Reclassification of net realized (gains) losses and impairments to net income	(273)	(29)	(342)	6
Cash flow hedges:
Unrealized gains (losses) arising during the period	(54)	21	(100)	(15)
Reclassification of realized losses to net income	10	4	10	10
Share of other comprehensive income (losses) of associates	(1)	(1)	-	(1)
Total items that may be subsequently reclassified to net income	1,021	(1,267)	1,406	(83)
Items that will not be reclassified to net income:
Change in pension and other post-employment plans	(2)	2	4	(22)
Real estate revaluation reserve	-	(1)	11	(1)
Total items that will not be reclassified to net income	(2)	1	15	(23)
Other comprehensive income (loss), net of tax	1,019	(1,266)	1,421	(106)
Total comprehensive income (loss), net of tax	$1,634	$639	$5,787	$4,465
Total comprehensive income (loss) attributed to:
Non-controlling interests	$13	$82	$168	$201
Participating policyholders	(123)	248	(174)	159
Shareholders	1,744	309	5,793	4,105

Income Taxes included in Other Comprehensive Income
For the	three months ended September 30,		nine months ended September 30,
(Canadian $ in millions, unaudited)	2019	2018	2019	2018
Income tax expense (recovery) on:
Unrealized foreign exchange gains/losses on translation of foreign operations	$-	$-	$(1)	$1
Unrealized foreign exchange gains/losses on net investment hedges	9	28	42	(2)
Unrealized gains/losses on available-for-sale financial securities	246	(115)	714	(232)
Reclassification of realized gains/losses and recoveries/impairments to net income on available-for-sale financial securities	(82)	(11)	(103)	15
Unrealized gains/losses on cash flow hedges	(16)	15	(26)	49
Reclassification of realized gains/losses to net income on cash flow hedges	3	1	3	3
Change in pension and other post-employment plans	-	-	2	16
Real estate revaluation reserve	-	1	-	1
Total income tax expense (recovery)	$160	$(81)	$631	$(149)
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - Third Quarter 2019

Consolidated Statements of Changes in Equity
For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2019	2018
Preferred shares
Balance, beginning of period	$3,822	$3,577
Issued during the period (note 9)	-	250
Issuance costs, net of tax	-	(5)
Balance, end of period	3,822	3,822
Common shares
Balance, beginning of period	22,961	22,989
Repurchased (note 9)	(551)	-
Issued on exercise of stock options and deferred share units	89	56
Issued under dividend reinvestment and share purchase plans	567	-
Balance, end of period	23,066	23,045
Contributed surplus
Balance, beginning of period	265	277
Exercise of stock options and deferred share units	(17)	(10)
Stock option expense	8	7
Impact of deferred tax asset rate change	(2)	-
Balance, end of period	254	274
Shareholders' retained earnings
Balance, beginning of period	12,704	10,083
Opening adjustment on adoption of IFRS 16 (note 2)	(19)	-
Net income attributed to shareholders	4,374	4,207
Common shares repurchased (note 9)	(518)	-
Preferred share dividends	(129)	(125)
Common share dividends	(1,476)	(1,303)
Balance, end of period	14,936	12,862
Shareholders' accumulated other comprehensive income (loss) ("AOCI")
Balance, beginning of period	6,212	4,087
Change in actuarial gains (losses) on pension and other post-employment plans	4	(22)
Change in unrealized foreign exchange gains (losses) of net foreign operations	(1,101)	717
Change in unrealized gains (losses) on available-for-sale financial securities	2,595	(790)
Change in unrealized gains (losses) on derivative instruments designated as cash flow hedges	(90)	(5)
Change in real estate revaluation reserve	11	(1)
Share of other comprehensive income (losses) of associates	-	(1)
Balance, end of period	7,631	3,985
Total shareholders' equity, end of period	49,709	43,988
Participating policyholders' equity
Balance, beginning of period	94	221
Opening adjustment on adoption of IFRS 16 (note 2)	(3)	-
Net income (loss) attributed to participating policyholders	(172)	160
Other comprehensive income (loss) attributed to policyholders	(2)	(1)
Balance, end of period	(83)	380
Non-controlling interests
Balance, beginning of period	1,093	929
Net income attributed to non-controlling interests	164	204
Other comprehensive income (loss) attributed to non-controlling interests	4	(3)
Contributions (distributions/disposal), net	(117)	(11)
Balance, end of period	1,144	1,119
Total equity, end of period	$50,770	$45,487
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.

Manulife Financial Corporation - Third Quarter 2019

Consolidated Statements of Cash Flows
For the nine months ended September 30,
(Canadian $ in millions, unaudited)	2019	2018
Operating activities
Net income	$4,366	$4,571
Adjustments:
Increase (decrease) in insurance contract liabilities	34,439	(1,986)
Increase (decrease) in investment contract liabilities	136	(12)
(Increase) decrease in reinsurance assets excluding coinsurance transactions (note 5)	(828)	1,450
Amortization of (premium) discount on invested assets	86	170
Other amortization	464	486
Net realized and unrealized (gains) losses and impairment on assets	(24,396)	9,886
Deferred income tax expense (recovery)	44	702
Restructuring charge	-	200
Stock option expense	8	7
Cash provided by operating activities before undernoted items	14,319	15,474
Changes in policy related and operating receivables and payables	565	(1,022)
Cash provided by (used in) operating activities	14,884	14,452
Investing activities
Purchases and mortgage advances	(60,162)	(77,466)
Disposals and repayments	47,206	61,075
Change in investment broker net receivables and payables	292	966
Net cash flows from acquisition and disposal of subsidiaries and businesses	269	-
Cash provided by (used in) investing activities	(12,395)	(15,425)
Financing activities
Change in repurchase agreements and securities sold but not yet purchased	462	525
Redemption of long-term debt	-	(400)
Issue of capital instruments, net	-	597
Redemption of capital instruments (note 8)	(500)	(200)
Changes in deposits from Bank clients, net	2,064	930
Lease payments (note 2)	(85)	-
Shareholders' dividends paid in cash	(1,038)	(1,428)
Contributions from (distributions to) non-controlling interests, net	(20)	(11)
Common shares repurchased (note 9)	(1,069)	-
Common shares issued, net (note 9)	89	56
Preferred shares issued, net (note 9)	-	245
Cash provided by (used in) financing activities	(97)	314
Cash and short-term securities
Increase (decrease) during the period	2,392	(659)
Effect of foreign exchange rate changes on cash and short-term securities	(297)	250
Balance, beginning of period	15,382	15,098
Balance, end of period	17,477	14,689
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	16,215	15,965
Net payments in transit, included in other liabilities	(833)	(867)
Net cash and short-term securities, beginning of period	15,382	15,098
End of period
Gross cash and short-term securities	18,018	15,642
Net payments in transit, included in other liabilities	(541)	(953)
Net cash and short-term securities, end of period	$17,477	$14,689
Supplemental disclosures on cash flow information
Interest received	$8,533	$8,102
Interest paid	916	846
Income taxes paid (refund)	(288)	823
The accompanying notes are an integral part of these unaudited Interim Consolidated Financial Statements.
Manulife Financial Corporation - Third Quarter 2019

CONDENSED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Canadian $ in millions except per share amounts or unless otherwise stated, unaudited)
Note 1	Nature of Operations and Significant Accounting Policies

Manulife Financial Corporation (“MFC”) is a publicly traded company and the holding company of The Manufacturers Life Insurance Company (“MLI”), a Canadian life insurance company. MFC and its subsidiaries (collectively, “Manulife” or the “Company”) is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife’s international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as Manulife in Canada and Asia and as John Hancock in the United States.
These Interim Consolidated Financial Statements and condensed notes have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”), using accounting policies which are consistent with those used in the Company’s 2018 Annual Consolidated Financial Statements, except as disclosed in note 2.
These Interim Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended December 31, 2018, included on pages 96 to 178 of the Company’s 2018 Annual Report, as well as the disclosures on risk in the shaded text and tables in the “Risk Management and Risk Factors” section of the Third Quarter 2019 Management Discussion and Analysis. These risk disclosures are considered an integral part of these Interim Consolidated Financial Statements.
These Interim Consolidated Financial Statements as at and for the three and nine months ended September 30, 2019 were authorized for issue by MFC’s Board of Directors on November 6, 2019.

Note 2	Accounting and Reporting Changes

(a)	Changes in accounting and reporting policy
(I)	IFRS 16 “Leases”
Effective January 1, 2019, the Company adopted IFRS 16 “Leases” which was issued in January 2016 and replaces IAS 17 “Leases” and IFRIC 4 “Determining whether an arrangement contains a lease”. IFRS 16 sets out principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard brings most leases on-balance sheet under a single model and eliminates the previous classifications of operating and finance leases. Exemptions to this treatment are for lease contracts with low value assets or leases with duration of less than one year. Lessor accounting largely remains unchanged with previous classifications of operating and finance leases continuing.
The Company adopted IFRS 16 using the modified retrospective method with no restatement of comparative information. Right-of-use assets of $381 and lease liabilities of $410 were recognized in miscellaneous assets and other liabilities on the Consolidated Statements of Financial Position, respectively. The net post-tax impact of these adjustments was $22, of which $19 was recognized in shareholders’ retained earnings and $3 was recognized in participating policyholders’ equity. The assets and liabilities arise primarily from real estate lease contracts.
The Company applied the practical expedient of not reviewing lease classification under IFRS 16 for contracts not previously classified as leases. In addition, the Company has elected to expense lease payments on a straight-line basis for all leases with lease term of 12 months or less or the underlying asset has a low value.
(II)	IFRS Interpretation Committee (“IFRIC”) Interpretation 23 “Uncertainty over Income Tax Treatments”
Effective January 1, 2019, the Company adopted IFRIC 23 “Uncertainty over Income Tax Treatments” which was issued in June 2017. IFRIC 23 was applied retrospectively. IFRIC 23 provides guidance on applying the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments including whether uncertain tax treatments should be considered together or separately based on which approach better predicts resolution of the uncertainty. Adoption of IFRIC 23 did not have a significant impact on the Company’s Consolidated Financial Statements.
(III)	Amendments to IAS 28 “Investments in Associates and Joint Ventures”
Effective January 1, 2019, the Company adopted the amendments to IAS 28 “Investments in Associates and Joint Ventures” which were issued in October 2017. The amendments were applied retrospectively. The amendments clarify that an entity applies IFRS 9 “Financial Instruments” to financial interests in an associate or joint venture, aside from investments in equity, to which the equity method is not applied. IAS 39 will be applied to these interests until IFRS 9 is adopted. Adoption of these
Manulife Financial Corporation - Third Quarter 2019

amendments did not have a significant impact on the Company’s Consolidated Financial Statements.
(IV)	Annual Improvements 2015–2017 Cycle
Effective January 1, 2019, the Company adopted amendments issued within the Annual Improvements 2015 – 2017 Cycle which was issued in December 2017. The IASB issued four minor amendments to different standards as part of the annual improvements process, with the amendments to be applied prospectively. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.
(V)	Amendments to IAS 19 “Employee Benefits”
Effective January 1, 2019, the Company adopted amendments to IAS 19 “Employee Benefits” which were issued in February 2018. The amendments were applied prospectively. The amendments address the accounting for a plan amendment, curtailment or settlement that occurs within a reporting period. Updated actuarial assumptions must be used to determine current service cost and net interest for the remainder of the reporting period after such an event. The amendments also address how the accounting for asset ceilings are affected by such an event. Adoption of these amendments did not have a significant impact on the Company’s Consolidated Financial Statements.
(b)	Future accounting and reporting changes
(I)  IFRS 17 “Insurance Contracts”
Proposed amendments to IFRS 17 were published in June 2019 with a public comment period of 90 days. The proposed amendments include a deferral of the effective date of IFRS 17 by one year, to January 1, 2022. Other changes which may affect the Company’s Consolidated Financial Statements include amendments regarding allocation of acquisition costs to future expected contract renewals; attribution of profit to services relating to investment activities; extension of the risk mitigation option to reinsurance contracts held; recognition of gain on reinsurance contracts held to offset inception losses of underlying contracts; simplified balance sheet presentation of insurance related assets and liabilities; and additional transition relief. The Company is assessing the implications of these proposed amendments.
(II)  Interest Rate Benchmark Reform Amendments to IFRS 9, IAS 39 and IFRS 7
Amendments to IFRS 9, IAS 39 and IFRS 7 were issued in September 2019 related to interest rate benchmark reform and are effective retrospectively for annual periods beginning on or after January 1, 2020. The amendments provide temporary relief for hedge accounting to continue during the period of uncertainty before replacement of an existing interest rate benchmark with an alternative risk-free rate. The amendments apply to all hedge accounting relationships that are affected by the interest rate benchmark reform. The IASB is expected to issue further guidance addressing when the existing interest rate benchmark has been replaced. The Company is assessing the implications of these amendments.

Manulife Financial Corporation - Third Quarter 2019

Note 3	Invested Assets and Investment Income

(a)	Carrying values and fair values of invested assets
As at September 30, 2019	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$1,471	$10,600	$5,947	$18,018	$18,018
Debt securities(5)
Canadian government and agency	18,699	5,086	-	23,785	23,785
U.S. government and agency	10,360	19,486	-	29,846	29,846
Other government and agency	17,431	4,446	-	21,877	21,877
Corporate	118,096	5,263	-	123,359	123,359
Mortgage/asset-backed securities	3,368	170	-	3,538	3,538
Public equities	19,051	2,643	-	21,694	21,694
Mortgages	-	-	50,027	50,027	52,314
Private placements	-	-	37,227	37,227	41,404
Policy loans	-	-	6,456	6,456	6,456
Loans to Bank clients	-	-	1,737	1,737	1,740
Real estate
Own use property	-	-	1,958	1,958	3,276
Investment property	-	-	11,070	11,070	11,070
Other invested assets
Alternative long-duration assets(6),(7)	16,437	104	9,022	25,563	26,262
Various other	150	-	3,810	3,960	3,960
Total invested assets	$205,063	$47,798	$127,254	$380,115	$388,599
As at December 31, 2018	FVTPL(1)	AFS(2)	Other(3)	Total carrying value	Total fair value
Cash and short-term securities(4)	$1,080	$10,163	$4,972	$16,215	$16,215
Debt securities(5)
Canadian government and agency	16,445	7,342	-	23,787	23,787
U.S. government and agency	11,934	13,990	-	25,924	25,924
Other government and agency	16,159	4,101	-	20,260	20,260
Corporate	107,425	5,245	-	112,670	112,670
Mortgage/asset-backed securities	2,774	179	-	2,953	2,953
Public equities	16,721	2,458	-	19,179	19,179
Mortgages	-	-	48,363	48,363	48,628
Private placements	-	-	35,754	35,754	36,103
Policy loans	-	-	6,446	6,446	6,446
Loans to Bank clients	-	-	1,793	1,793	1,797
Real estate
Own use property	-	-	2,016	2,016	3,179
Investment property	-	-	10,761	10,761	10,761
Other invested assets
Alternative long-duration assets(6),(7)	14,720	101	8,617	23,438	24,211
Various other	151	-	3,954	4,105	4,104
Total invested assets	$187,409	$43,579	$122,676	$353,664	$356,217
(1)
FVTPL classification was elected for securities backing insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets and changes in the value of the related insurance contract liabilities. If this election had not been made and instead the available-for-sale (“AFS”) classification was selected, there would be an accounting mismatch because changes in insurance contract liabilities are recognized in net income rather than in OCI.

(2)
Securities that are designated as AFS are not actively traded by the Company, but sales do occur as circumstances warrant. Such sales result in a reclassification of any accumulated unrealized gain (loss) in AOCI to net income as a realized gain (loss).

(3)
Primarily includes assets classified as loans and carried at amortized cost, own use properties, investment properties, equity method accounted investments, oil and gas investments, and leveraged leases.

(4)
Includes short-term securities with maturities of less than one year at acquisition amounting to $3,802 (December 31, 2018 – $2,530) cash equivalents with maturities of less than 90 days at acquisition amounting to $8,269 (December 31, 2018 – $8,713) and cash of $5,947 (December 31, 2018 – $4,972).

(5)	Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $579 and $15, respectively (December 31, 2018 – $870 and $40, respectively).
Manulife Financial Corporation - Third Quarter 2019

(6)
Alternative long-duration assets (“ALDA”) include investments in private equity of $7,489, infrastructure of $8,716, oil and gas of $3,329, timber and agriculture sectors of $4,588 and various other invested assets of $1,441 (December 31, 2018 – $6,769, $7,970, $3,416, $4,493 and $791 respectively). During 2019, a group of investments in hydro-electric power of $418 was sold. This group of investments was previously classified as held for sale.

(7)
In 2018, the Company sold the following invested assets to related parties: $1,422 of infrastructure ALDA was sold to the John Hancock Infrastructure Master Fund L.P. in the USA, an associate of the Company which is a structured entity based on partnership voting rights, the Company provides management services to the fund and owns less than 1% of the ownership interest; $510 of U.S. commercial real estate was sold to the Manulife US Real Estate Investment Trust in Singapore, an associate of the Company which is a structured entity based on unitholder voting rights, the Company provides management services to the trust and owns approximately 8.5% of its units; and $1,314 of U.S. commercial real estate was sold to three joint ventures which are structured entities based on voting rights.

(b)	Investment Income
	three months ended		nine months ended
	September 30,		September 30,
For the	2019	2018	2019	2018
Interest income	$2,869	$2,828	$8,564	$8,290
Dividend, rental and other income	620	605	2,035	1,980
Impairments, provisions and recoveries, net	21	(26)	68	20
Other	422	74	722	(8)
	3,932	3,481	11,389	10,282
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities and on the macro equity hedging program
Debt securities	3,534	(2,033)	13,385	(6,464)
Public equities	(3)	330	2,013	352
Mortgages	(39)	14	(15)	28
Private placements	(56)	18	(139)	(49)
Real estate	87	291	402	530
Other invested assets	(52)	460	632	216
Derivatives, including macro equity hedging program	3,121	(2,290)	6,425	(4,754)
	6,592	(3,210)	22,703	(10,141)
Total investment income	$10,524	$271	$34,092	$141

Manulife Financial Corporation - Third Quarter 2019

(c)	Fair value measurement
The following table presents fair values and the fair value hierarchy of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.
As at September 30, 2019	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$1,471	$-	$1,471	$-
AFS	10,600	-	10,600	-
Other	5,947	5,947	-	-
Debt securities
FVTPL
Canadian government and agency	18,699	-	18,699	-
U.S. government and agency	10,360	-	10,360	-
Other government and agency	17,431	-	17,431	-
Corporate	118,096	-	117,653	443
Residential mortgage-backed securities	13	-	12	1
Commercial mortgage-backed securities	1,274	-	1,274	-
Other asset-backed securities	2,081	-	2,081	-
AFS
Canadian government and agency	5,086	-	5,086	-
U.S. government and agency	19,486	-	19,486	-
Other government and agency	4,446	-	4,446	-
Corporate	5,263	-	5,247	16
Residential mortgage-backed securities	1	-	1	-
Commercial mortgage-backed securities	96	-	96	-
Other asset-backed securities	73	-	73	-
Public equities
FVTPL	19,051	19,048	-	3
AFS	2,643	2,640	3	-
Real estate - investment property(1)	11,070	-	-	11,070
Other invested assets(2)	19,322	25	-	19,297
Segregated funds net assets(3)	336,621	295,942	36,192	4,487
Total	$609,130	$323,602	$250,211	$35,317
Manulife Financial Corporation - Third Quarter 2019

As at December 31, 2018	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities
FVTPL	$1,080	$-	$1,080	$-
AFS	10,163	-	10,163	-
Other	4,972	4,972	-	-
Debt securities
FVTPL
Canadian government and agency	16,445	-	16,445	-
U.S. government and agency	11,934	-	11,934	-
Other government and agency	16,159	-	15,979	180
Corporate	107,425	-	106,641	784
Residential mortgage-backed securities	13	-	6	7
Commercial mortgage-backed securities	1,344	-	1,344	-
Other asset-backed securities	1,417	-	1,417	-
AFS
Canadian government and agency	7,342	-	7,342	-
U.S. government and agency	13,990	-	13,990	-
Other government and agency	4,101	-	4,064	37
Corporate	5,245	-	5,125	120
Residential mortgage-backed securities	2	-	-	2
Commercial mortgage-backed securities	128	-	128	-
Other asset-backed securities	49	-	49	-
Public equities
FVTPL	16,721	16,718	-	3
AFS	2,458	2,456	2	-
Real estate - investment property(1)	10,761	-	-	10,761
Other invested assets(2)	17,562	-	-	17,562
Segregated funds net assets(3)	313,209	276,178	32,584	4,447
Total	$562,520	$300,324	$228,293	$33,903
(1)
For real estate investment properties, the significant unobservable inputs are capitalization rates (ranging from 2.75% to 8.75% during the period and ranging from 2.75% to 8.75% during the year 2018) and terminal capitalization rates (ranging from 3.80% to 9.25% during the period and ranging from 3.80% to 9.25% during the year 2018). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in unobservable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

(2)
Other invested assets measured at fair value are held primarily in the infrastructure and timber sectors. The significant inputs used in the valuation of the Company’s infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the period ranged from 7.00% to 16.5% (for the year ended December 31, 2018 – ranged from 8.95% to 16.5%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company’s investments in timberland are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the period ranged from 5.0% to 7.0% (for the year ended December 31, 2018 – ranged from 5.0% to 7.0%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

(3)
Segregated funds net assets are measured at fair value. The Company’s Level 3 segregated funds assets are predominantly invested in investment properties and timberland properties valued as described above.

Manulife Financial Corporation - Third Quarter 2019

For invested assets not measured at fair value in the Consolidated Statements of Financial Position, the following table presents their fair values categorized by the fair value hierarchy.
As at September 30, 2019	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$50,027	$52,314	$-	$-	$52,314
Private placements	37,227	41,404	-	35,387	6,017
Policy loans	6,456	6,456	-	6,456	-
Loans to Bank clients	1,737	1,740	-	1,740	-
Real estate - own use property	1,958	3,276	-	-	3,276
Other invested assets(1)	10,201	10,900	138	-	10,762
Total invested assets disclosed at fair value	$107,606	$116,090	$138	$43,583	$72,369
As at December 31, 2018	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages	$48,363	$48,628	$-	$-	$48,628
Private placements	35,754	36,103	-	30,325	5,778
Policy loans	6,446	6,446	-	6,446	-
Loans to Bank clients	1,793	1,797	-	1,797	-
Real estate - own use property	2,016	3,179	-	-	3,179
Other invested assets(1)	9,981	10,753	121	-	10,632
Total invested assets disclosed at fair value	$104,353	$106,906	$121	$38,568	$68,217
(1)
Other invested assets disclosed at fair value include $3,401 (December 31, 2018 – $3,575) of leveraged leases which are disclosed at their carrying values as fair value is not routinely calculated on these investments.

Transfers between Level 1 and Level 2
The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. During the three and nine months ended September 30, 2019 and 2018, the Company had $nil transfers between Level 1 and Level 2.
For segregated funds net assets, the Company had $8 and $nil transfers from Level 1 to Level 2 for the three and nine months ended September 30, 2019 (three and nine months ended September 30, 2018 – $1 and $1). The Company had $nil and $nil transfers from Level 2 to Level 1 for the three and nine months ended September 30, 2019 (three and nine months ended September 30, 2018 – $3 and $2).
Invested assets and segregated funds net assets measured at fair value on the Consolidated Statements of Financial Position using significant unobservable inputs (Level 3)
The Company classifies the fair values of the invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of an active markets, most of the inputs used to determine fair value are based on the Company’s own assumptions about market participant assumptions. The Company prioritizes the use of market-based inputs over entity-based assumptions in determining Level 3 fair values. The gains and losses in the tables below include the changes in fair value due to both observable and unobservable factors.

Manulife Financial Corporation - Third Quarter 2019

The following table presents a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the three months ended September 30, 2019 and 2018.
For the three months ended September 30, 2019	Balance, July 1, 2019	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3)	Transfer out of Level 3(3)	Currency movement	Balance, September 30, 2019	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$187	$(11)	$-	$-	$(5)	$-	$-	$(178)	$7	$-	$(12)
Corporate	930	(22)	-	-	(27)	(3)	-	(458)	23	443	(23)
Residential mortgage-backed securities	7	-	-	-	(1)	-	-	(5)	-	1	-
	1,124	(33)	-	-	(33)	(3)	-	(641)	30	444	(35)
AFS
Other government & agency	42	1	(3)	-	(10)	-	-	(31)	1	-	-
Corporate	123	1	(4)	1	(15)	(1)	-	(93)	4	16	-
Residential mortgage-backed securities	2	-	-	-	-	-	-	(1)	(1)	-	-
Commercial mortgage-backed securities	-	-	-	-	-	-	-	-	-	-	-
	167	2	(7)	1	(25)	(1)	-	(125)	4	16	-
Public equities
FVTPL	3	-	-	-	-	-	-	-	-	3	-
	3	-	-	-	-	-	-	-	-	3	-
Real estate - investment property	10,867	103	-	69	(23)	-	1	-	53	11,070	98
Other invested assets	18,759	(75)	7	690	(10)	(218)	2	-	142	19,297	(63)
	29,626	28	7	759	(33)	(218)	3	-	195	30,367	35
Segregated funds net assets	4,459	4	-	32	(38)	2	-	-	28	4,487	15
Total	$35,379	$1	$-	$792	$(129)	$(220)	$3	$(766)	$257	$35,317	$15
For the three months ended September 30, 2018	Balance, July 1, 2018	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3)	Transfer out of Level 3(3)	Currency movement	Balance, September 30, 2018	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$222	$3	$-	$7	$(19)	$-	$-	$-	$(10)	$203	$3
Corporate	684	16	-	72	(12)	(1)	-	(2)	(24)	733	(2)
Residential mortgage- backed securities	7	-	-	-	-	-	-	-	-	7	-
Other asset-backed securities	-	-	-	-	-	-	-	-	-	-	-
	913	19	-	79	(31)	(1)	-	(2)	(34)	943	1
AFS
Other government & agency	38	-	1	4	(2)	-	-	-	(2)	39	-
Corporate	101	-	1	9	(3)	-	-	(1)	(3)	104	-
Residential mortgage- backed securities	1	-	-	-	-	-	-	-	-	1	-
Other asset-backed securities	-	-	-	-	-	-	-	-	-	-	-
	140	-	2	13	(5)	-	-	(1)	(5)	144	-
Public equities
FVTPL	3	-	-	-	-	-	-	-	-	3	-
	3	-	-	-	-	-	-	-	-	3	-
Real estate - investment property	12,102	292	-	14	(1,424)	-	-	-	(130)	10,854	93
Other invested assets	15,744	310	2	1,035	(194)	(173)	-	-	(253)	16,471	274
	27,846	602	2	1,049	(1,618)	(173)	-	-	(383)	27,325	367
Segregated funds net assets	4,408	39	-	41	(103)	2	2	(18)	(40)	4,331	26
Total	$33,310	$660	$4	$1,182	$(1,757)	$(172)	$2	$(21)	$(462)	$32,746	$394
(1)
Included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in changes in segregated funds net assets, refer to note 14.

(2)	Included in AOCI on the Consolidated Statements of Financial Position except for the amount related to segregated funds net assets.
(3)	For assets that are transferred into and/or out of Level 3, the Company uses fair value of the assets at the beginning of period.

Manulife Financial Corporation - Third Quarter 2019

The following table presents a roll forward of all invested assets and segregated funds net assets measured at fair value using significant unobservable inputs (Level 3) for the nine months ended September 30, 2019 and 2018:
For the nine months ended September 30, 2019	Balance, January 1, 2019	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3)	Transfer out of Level 3(3)	Currency movement	Balance, September 30, 2019	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$180	$1	$-	$17	$(18)	$-	$-	$(178)	$(2)	$-	$-
Corporate	784	32	-	43	(88)	(17)	162	(458)	(15)	443	44
Residential mortgage- backed securities	7	-	-	-	(1)	-	-	(5)	-	1	-
Other asset-backed securities	-	-	-	-	-	-	-	-	-	-	-
	971	33	-	60	(107)	(17)	162	(641)	(17)	444	44
AFS
Other government & agency	37	1	-	5	(12)	-	-	(31)	-	-	-
Corporate	121	1	(1)	14	(21)	(4)	-	(93)	(1)	16	-
Residential mortgage- backed securities	1	-	-	-	-	-	-	(1)	-	-	-
Commercial mortgage- backed securities	-	-	-	37	-	-	-	(37)	-	-	-
	159	2	(1)	56	(33)	(4)	-	(162)	(1)	16	-
Public equities
FVTPL	3	-	-	-	-	-	-	-	-	3	-
	3	-	-	-	-	-	-	-	-	3	-
Real estate - investment property	10,762	411	-	208	(158)	-	15	-	(168)	11,070	399
Other invested assets	17,561	595	4	2,537	(144)	(780)	2	-	(478)	19,297	698
	28,323	1,006	4	2,745	(302)	(780)	17	-	(646)	30,367	1,097
Segregated funds net assets	4,447	90	-	154	(118)	(26)	-	-	(60)	4,487	64
Total	$33,903	$1,131	$3	$3,015	$(560)	$(827)	$179	$(803)	$(724)	$35,317	$1,205
For the nine months ended September 30, 2018	Balance, January 1, 2018	Net realized/ unrealized gains (losses) included in net income(1)	Net realized/ unrealized gains (losses) included in AOCI(2)	Purchases	Sales	Settlements	Transfer into Level 3(3)	Transfer out of Level 3(3)	Currency movement	Balance, September 30, 2018	Change in unrealized gains (losses) on assets still held
Debt securities
FVTPL
Other government & agency	$239	$(2)	$-	$21	$(44)	$(14)	$-	$-	$3	$203	$(3)
Corporate	710	9	-	114	(51)	(3)	-	(57)	11	733	(7)
Residential mortgage- backed securities	1	6	-	-	-	-	-	-	-	7	6
Other asset-backed securities	25	-	-	31	-	-	-	(56)	-	-	-
	975	13	-	166	(95)	(17)	-	(113)	14	943	(4)
AFS
Other government & agency	46	-	-	5	(9)	(4)	-	-	1	39	-
Corporate	89	-	(1)	33	(9)	-	-	(8)	-	104	-
Residential mortgage- backed securities	-	-	1	-	-	-	-	-	-	1	-
Other asset-backed securities	1	-	-	-	-	-	-	(1)	-	-	-
	136	-	-	38	(18)	(4)	-	(9)	1	144	-
Public equities
FVTPL	3	-	-	-	-	-	-	-	-	3	-
	3	-	-	-	-	-	-	-	-	3	-
Real estate - investment property	12,529	538	-	452	(2,176)	-	-	(706)	217	10,854	286
Other invested assets	16,203	(788)	9	2,666	(1,358)	(590)	-	(35)	364	16,471	(219)
	28,732	(250)	9	3,118	(3,534)	(590)	-	(741)	581	27,325	67
Segregated funds net assets	4,255	162	-	104	(226)	(17)	5	(20)	68	4,331	113
Total	$34,101	$(75)	$9	$3,426	$(3,873)	$(628)	$5	$(883)	$664	$32,746	$176
(1)
Included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in changes in segregated funds net assets, refer to note 14.

(2)	Included in AOCI on the Consolidated Statements of Financial Position except for the amount related to segregated funds net assets.
(3)	For assets that are transferred into and/or out of Level 3, the Company uses fair values of the assets at the beginning of period.

Transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. Transfers from Level 3 primarily result from observable market data now being available for the entire term structure of the debt security.

Manulife Financial Corporation - Third Quarter 2019

Note 4	Derivative and Hedging Instruments

Fair value of derivatives
The following table presents the gross notional amount and fair value of derivative contracts by the underlying risk exposure for derivatives in qualifying hedge accounting relationships and derivatives not designated in qualifying hedge accounting relationships.
		September 30, 2019			December 31, 2018
As at		Notional amount	Fair value		Notional amount	Fair value
Type of hedge	Instrument type		Assets	Liabilities		Assets	Liabilities
Qualifying hedge accounting relationships
Fair value hedges	Interest rate swaps	$350	$-	$4	$519	$-	$13
	Foreign currency swaps	88	3	2	91	5	-
Cash flow hedges	Foreign currency swaps	1,785	20	480	1,834	80	367
	Forward contracts	20	-	2	80	-	9
	Equity contracts	158	9	1	101	-	12
Net investment hedges	Foreign currency forwards	5,452	48	2	1,864	21	65
Total derivatives in qualifying hedge accounting relationships		7,853	80	491	4,489	106	466
Derivatives not designated in qualifying hedge accounting relationships
	Interest rate swaps	282,747	19,815	10,711	300,704	11,204	5,675
	Interest rate futures	14,703	-	-	14,297	-	-
	Interest rate options	12,225	586	-	11,736	314	-
	Foreign currency swaps	26,140	693	1,662	23,156	747	1,341
	Currency rate futures	3,737	-	-	4,052	-	-
	Forward contracts	33,131	3,982	79	29,248	670	158
	Equity contracts	13,609	686	27	15,492	653	163
	Credit default swaps	613	7	-	652	9	-
	Equity futures	11,652	-	-	10,908	-	-
Total derivatives not designated in qualifying hedge accounting relationships		398,557	25,769	12,479	410,245	13,597	7,337
Total derivatives		$406,410	$25,849	$12,970	$414,734	$13,703	$7,803
The total notional amount of $406 billion (December 31, 2018 – $415 billion) includes $129 billion (December 31, 2018 – $136 billion) related to derivatives utilized in the Company’s variable annuity guarantee dynamic hedging and macro equity risk hedging programs. Due to the Company’s variable annuity hedging practices, a large number of trades are in offsetting positions, resulting in materially lower net fair value exposure to the Company than what the gross notional amount would suggest.
The following table presents fair value of the derivative instruments by remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 6).
	Remaining term to maturity
As at September 30, 2019	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$2,089	$2,180	$1,596	$19,984	$25,849
Derivative liabilities	156	193	245	12,376	12,970

	Remaining term to maturity
As at December 31, 2018	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$649	$671	$795	$11,588	$13,703
Derivative liabilities	359	229	227	6,988	7,803

Manulife Financial Corporation - Third Quarter 2019

The following table presents fair value of the derivative contracts within the fair value hierarchy.
As at September 30, 2019	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$24,332	$-	$20,779	$3,553
Foreign exchange contracts	815	-	814	1
Equity contracts	695	-	662	33
Credit default swaps	7	-	7	-
Total derivative assets	$25,849	$-	$22,262	$3,587
Derivative liabilities
Interest rate contracts	$10,766	$-	$10,100	$666
Foreign exchange contracts	2,176	-	2,174	2
Equity contracts	28	-	15	13
Total derivative liabilities	$12,970	$-	$12,289	$681
As at December 31, 2018	Fair value	Level 1	Level 2	Level 3
Derivative assets
Interest rate contracts	$12,155	$-	$11,537	$618
Foreign exchange contracts	886	-	876	10
Equity contracts	653	-	621	32
Credit default swaps	9	-	9	-
Total derivative assets	$13,703	$-	$13,043	$660
Derivative liabilities
Interest rate contracts	$5,815	$-	$5,318	$497
Foreign exchange contracts	1,814	-	1,813	1
Equity contracts	174	-	118	56
Total derivative liabilities	$7,803	$-	$7,249	$554

The following table presents a roll forward for the net derivative contracts measured at fair value using significant unobservable inputs (Level 3).

	three months ended September 30,		nine months ended September 30,
For the	2019	2018	2019	2018
Balance at the beginning of the period	$1,612	$341	$106	$769
Net realized / unrealized gains (losses) included in:
Net income(1)	1,449	(564)	2,964	(922)
OCI(2)	4	(6)	35	(29)
Purchases	15	2	33	11
Settlements	30	16	(286)	(40)
Transfers
Into Level 3(3)	-	-	149	-
Out of Level 3(3)	(224)	(7)	(90)	(28)
Currency movement	20	(1)	(5)	20
Balance at the end of the period	$2,906	$(219)	$2,906	$(219)
Change in unrealized gains (losses) on instruments still held	$1,478	$(549)	$2,838	$(824)
(1)	These amounts are included in investment income on the Consolidated Statements of Income.
(2)	These amounts are included in AOCI on the Consolidated Statements of Financial Position.
(3)
For derivatives transferred into and out of Level 3, the Company uses the fair value of the items at the end and beginning of the period, respectively. Transfers into Level 3 occur when the inputs used to price the assets and liabilities lack observable market data (versus the previous period). Transfers out of Level 3 occur when the inputs used to price the assets and liabilities become available from observable market data.

Note 5     Insurance and Investment Contract Liabilities and Reinsurance Assets

(a)     Insurance and investment contracts

A comprehensive review of actuarial methods and assumptions is performed annually. The review is designed to reduce the Company’s exposure to uncertainty by ensuring assumptions for both asset and liability related risks remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current best estimate of expected future experience, and margins for adverse deviations that are appropriate for the risks assumed. While the assumptions selected represent the Company’s current best estimates and assessment of risk, the ongoing monitoring of experience and the changes in economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities.

Manulife Financial Corporation - Third Quarter 2019

Annual review 2019
The completion of the 2019 annual review of actuarial methods and assumptions resulted in an increase in insurance contract liabilities of $74, net of reinsurance, and a decrease in net income attributed to shareholders of $21 post-tax.
	Change in insurance contract liabilities, net of reinsurance
For the three and nine months ended September 30, 2019	Total	Attributed to participating policyholders’ account	Attributed to shareholders’ account	Change in net income attributed to shareholders (post-tax)
Long-term care triennial review	$11	$-	$11	$(8)
Mortality and morbidity updates	25	47	(22)	14
Lapses and policyholder behaviour	135	17	118	(75)
Investment return assumptions	12	81	(69)	70
Other updates	(109)	(163)	54	(22)
Net impact	$74	$(18)	$92	$(21)
Long-term care triennial review
U.S. Insurance completed a comprehensive long-term care (“LTC”) experience study. The review included all aspects of claim assumptions, the impact of policyholder benefit reductions as well as the progress on future premium rate increases and a review of margins on the business. The impact of the LTC review was approximately net neutral to net income attributed to shareholders.
The experience study showed lower termination rates than expected during the elimination or “qualifying” period (which is the period between when a claim is filed and when benefit payments begin), and favourable incidence as policyholders are filing claims at a lower rate than expected. In addition, policyholders are electing to reduce their benefits in lieu of paying increased premiums. The overall claims experience review led to a post-tax charge to net income attributed to shareholders of approximately $1.9 billion, which includes a gain of approximately $0.2 billion for the impact of benefit reductions.
The experience study included additional claims data due to the natural aging of the block of business. As a result, the Company reduced certain margins for adverse deviations, which resulted in a post-tax gain to net income attributed to shareholders of approximately $0.7 billion.
While the study continues to support the assumptions of both future morbidity and mortality improvement, the Company reduced its morbidity improvement assumption, which resulted in a post-tax charge to net income attributed to shareholders of approximately $0.7 billion.
The review of premium increases assumed in the policy liabilities resulted in a post-tax gain to net income attributed to shareholders of approximately $2.0 billion related to the expected timing and amount of premium increases that are subject to state approval and reflects a 30% margin. The expected premium increases are informed by past approval rates applied to prior state filings that remain outstanding and estimated new requests based on the Company’s 2019 review of morbidity, mortality and lapse assumptions. The Company’s actual experience in obtaining premium increases could be materially different than what it has assumed, resulting in further increases or decreases in policy liabilities, which could be material.
Updates to mortality and morbidity
Mortality and morbidity updates resulted in a $14 post-tax gain to net income attributed to shareholders. This included a review of the Company’s Canada Individual Insurance mortality and reinsurance arrangements.
Updates to lapses and policyholder behaviour
Updates to lapses and policyholder behaviour assumptions resulted in a $75 post-tax charge to net income attributed to shareholders.
The primary driver of the charge was an update to the Company’s lapse assumptions across several term and whole life product lines within the Company’s Canada Individual Insurance business, partially offset by several updates to lapse and premium persistency assumptions in other geographies.
Updates to investment return assumptions
Updates to investment return assumptions resulted in a $70 post-tax gain to net income attributed to shareholders.
The primary driver of the gain was an update to the Company’s senior secured loan default rates to reflect recent experience, as well as its investment and crediting rate strategy for certain universal life products. This was partially offset by updates to certain private equity investment assumptions in Canada.
Manulife Financial Corporation - Third Quarter 2019

Other updates
Other updates resulted in a $22 post-tax charge to net income attributed to shareholders.
Annual review 2018
The completion of the 2018 annual review of actuarial methods and assumptions resulted in a decrease in insurance and investment contract liabilities of $174, net of reinsurance, and a decrease in net income attributed to shareholders of $51 post-tax.

	Change in insurance contract liabilities, net of reinsurance
For the three and nine months ended September 30, 2018	Total	Attributed to participating policyholders’ account	Attributed to shareholders’ account	Change in net income attributed to shareholders (post-tax)
Mortality and morbidity updates	$319	$(192)	$511	$(360)
Lapses and policyholder behaviour	287	-	287	(226)
Investment return assumptions	(96)	50	(146)	143
Other updates	(684)	(94)	(590)	392
Net impact	$(174)	$(236)	$62	$(51)
(b)	Investment contracts – Fair value measurement
As at September 30, 2019, the fair value of investment contract liabilities measured at fair value was $806 (December 31, 2018 – $782). The carrying value and fair value of investment contract liabilities measured at amortized cost were $2,352 and $2,701 respectively (December 31, 2018 – $2,483 and $2,718 respectively). The carrying value and fair value of investment contract liabilities net of reinsurance assets were $2,250 and $2,591, respectively (December 31, 2018 – $2,355 and $2,588, respectively).
(c)	Gross claims and benefits
The following table discloses gross claims and benefits.
	three months ended September 30,		nine months ended September 30,
For the	2019	2018	2019	2018
Death, disability and other claims	$3,690	$3,579	$11,670	$11,398
Maturity and surrender benefits	2,068	1,722	6,367	5,306
Annuity payments	990	1,099	3,023	3,136
Policyholder dividends and experience rating refunds	414	384	1,091	1,497
Net transfers from segregated funds	(242)	(251)	(775)	(980)
Total	$6,920	$6,533	$21,376	$20,357
(d)	Annuity coinsurance transactions
On September 26, 2018, the Company entered into coinsurance agreements with Reinsurance Group of America (“RGA”) to reinsure a block of legacy U.S. individual pay-out annuities business from John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) with a 100% quota share and John Hancock Life Insurance Company of New York (“JHNY”) with a 90% quota share. Under the terms of the agreements, the Company will maintain responsibility for servicing the policies. The transaction was structured such that the Company ceded policyholder contract liabilities and transferred invested assets backing these liabilities. The JHUSA transaction closed in 2018.
The JHNY transaction closed with an effective date of January 1, 2019. The Company recorded an after-tax gain of $18, which includes an increase of reinsurance assets of $132 and ceded premiums of $131 on the Consolidated Statements of Income.
On October 31, 2018, the Company entered into coinsurance agreements with Jackson National Life Insurance Company (“Jackson”), a wholly-owned subsidiary of Prudential plc, to reinsure a block of legacy U.S. group pay-out annuities business from JHUSA with a 100% quota share and JHNY with a 90% quota share. Under the terms of the agreements, the Company will maintain responsibility for servicing the policies. The transaction was structured such that the Company ceded policyholder contract liabilities and transferred related invested assets backing these liabilities. The JHUSA transaction closed in 2018.
The JHNY transaction closed with an effective date of January 1, 2019. The Company recorded an after-tax gain of $31, which includes an increase in reinsurance assets of $621, a ceding commission paid of $35 and ceded premiums of $581 on the Consolidated Statements of Income.

Manulife Financial Corporation - Third Quarter 2019

Note 6	Risk Management

The Company’s policies and procedures for managing risk related to financial instruments and insurance contracts can be found in note 9 of the Company’s 2018 Annual Consolidated Financial Statements as well as the shaded tables and text in the “Risk Management” section of the Company’s Management Discussion and Analysis (“MD&A”) in the 2018 Annual Report.
(a)	Risk disclosures included in the Third Quarter’s MD&A
Market risk sensitivities related to variable annuity and segregated fund guarantees, publicly traded equity performance risk, interest rate and spread risk and alternative long-duration asset performance risk are disclosed in shaded text and tables in the “Risk Management and Risk Factors” section of the Third Quarter 2019 Management Discussion and Analysis. These disclosures are in accordance with IFRS 7 “Financial Instruments: Disclosures” and IAS 34 “Interim Financial Reporting” and are an integral part of these unaudited Interim Consolidated Financial Statements.
(b)	Credit risk
(I)	Credit quality
The credit quality of commercial mortgages and private placements is assessed at least annually by using an internal rating based on regular monitoring of credit related exposures, considering both qualitative and quantitative factors.
The following table presents the credit quality and carrying value of the commercial mortgages and private placements.
As at September 30, 2019	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$136	$1,367	$5,283	$2,079	$10	$13	$8,888
Office	78	1,624	5,934	1,470	29	19	9,154
Multi-family residential	693	1,585	2,414	730	35	-	5,457
Industrial	39	368	1,927	272	105	-	2,711
Other	265	746	1,056	1,292	-	8	3,367
Total commercial mortgages	1,211	5,690	16,614	5,843	179	40	29,577
Agricultural mortgages	-	149	-	354	-	-	503
Private placements	1,121	5,023	14,261	13,951	832	2,039	37,227
Total	$2,332	$10,862	$30,875	$20,148	$1,011	$2,079	$67,307

As at December 31, 2018	AAA	AA	A	BBB	BB	B and lower	Total
Commercial mortgages
Retail	$82	$1,524	$4,459	$2,227	$11	$74	$8,377
Office	56	1,495	5,454	1,650	45	6	8,706
Multi-family residential	613	1,427	2,407	839	37	-	5,323
Industrial	36	366	1,953	339	120	-	2,814
Other	289	334	1,167	1,191	-	14	2,995
Total commercial mortgages	1,076	5,146	15,440	6,246	213	94	28,215
Agricultural mortgages	-	163	-	389	-	-	552
Private placements	1,143	4,968	13,304	14,055	733	1,551	35,754
Total	$2,219	$10,277	$28,744	$20,690	$946	$1,645	$64,521
The Company assesses credit quality of residential mortgages and loans to Bank clients at least annually with the loan status as performing or non-performing being the key credit quality indicator.
The following table presents the carrying value of residential mortgages and loans to Bank clients.
As at	September 30, 2019			December 31, 2018
	Insured	Uninsured	Total	Insured	Uninsured	Total
Residential mortgages
Performing	$6,673	$13,225	$19,898	$6,854	$12,696	$19,550
Non-performing(1)	20	29	49	19	27	46
Loans to Bank clients
Performing	n/a	1,737	1,737	n/a	1,787	1,787
Non-performing(1)	n/a	-	-	n/a	6	6
Total	$6,693	$14,991	$21,684	$6,873	$14,516	$21,389
(1)	Non-performing refers to assets that are 90 days or more past due.
Manulife Financial Corporation - Third Quarter 2019

(II)	Past due or credit impaired financial assets
The following table presents the carrying values of financial assets which are either past due but not impaired or impaired and the allowance for credit losses.
	Past due but not impaired
As at September 30, 2019	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for credit losses
Debt securities
FVTPL	$52	$-	$52	$170	$-
AFS	570	1	571	-	-
Private placements	32	-	32	18	15
Mortgages and loans to Bank clients	76	-	76	69	20
Other financial assets	40	25	65	2	-
Total	$770	$26	$796	$259	$35
	Past due but not impaired
As at December 31, 2018	Less than 90 days	90 days and greater	Total	Total impaired	Allowance for credit losses
Debt securities
FVTPL	$14	$-	$14	$39	$-
AFS	-	2	2	1	-
Private placements	15	-	15	18	43
Mortgages and loans to Bank clients	70	-	70	120	52
Other financial assets	77	26	103	1	-
Total	$176	$28	$204	$179	$95
(c)	Securities lending, repurchase and reverse repurchase transactions
As at September 30, 2019, the Company had loaned securities (which are included in invested assets), with a market value of $1,827 (December 31, 2018 – $1,518). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.
As at September 30, 2019, the Company had engaged in reverse repurchase transactions of $812 (December 31, 2018 – $63) which are recorded as short-term receivables. In addition, the Company had engaged in repurchase transactions of $530 as at September 30, 2019 (December 31, 2018 – $64) which are recorded as payables.
(d)	Credit default swaps
The Company replicates exposure to specific issuers by selling credit protection via credit default swaps (“CDSs”) to complement its cash debt securities investing. The Company does not write CDS protection in excess of its government bond holdings.
The following table presents details of the CDS protection sold by type of contract and external agency rating for the underlying reference security.
As at September 30, 2019	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDSs(3) – Corporate debt
AA	$25	$-	1
A	429	6	1
BBB	159	1	1
Total single name CDSs	$613	$7	1
Total CDS protection sold	$613	$7	1

Manulife Financial Corporation - Third Quarter 2019

As at December 31, 2018	Notional amount(1)	Fair value	Weighted average maturity (in years)(2)
Single name CDSs(3) – Corporate debt
AA	$25	$-	2
A	447	7	2
BBB	180	2	2
Total single name CDSs	$652	$9	2
Total CDS protection sold	$652	$9	2
(1)
Notional amount represents the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and absolutely no recovery on the underlying issuer obligation.

(2)	The weighted average maturity of the CDS is weighted based on notional amounts.
(3)	The Company uses ratings assigned by S&P where available followed by Moody’s DBRS and Fitch. If an external rating is not available, an internally developed rating is used.
The Company held no purchased credit protection as at September 30, 2019 and December 31, 2018.
(e)	Derivatives
The Company’s point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with a particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company seeks to limit the risk of credit losses from derivative counterparties by: using investment grade counterparties; entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default; and entering into Credit Support Annex agreements, whereby collateral must be provided when the exposure exceeds a certain threshold.
All contracts are held with counterparties rated BBB+ or higher. As at September 30, 2019, the percentage of the Company’s derivative exposure which was with counterparties rated AA- or higher amounted to 24 per cent (December 31, 2018 – 19 per cent). As at September 30, 2019, the largest single counterparty exposure, without considering the impact of master netting agreements or the benefit of collateral held, was $3,752 (December 31, 2018 – $2,269). The net exposure to this counterparty, after considering master netting agreements and the fair value of collateral held, was $3 (December 31, 2018 – $nil).
(f)	Offsetting financial assets and financial liabilities
Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional. In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.
In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty’s obligation.
The following table presents the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral.

Manulife Financial Corporation - Third Quarter 2019

		Related amounts not set off in the Consolidated Statements of Financial Position
As at September 30, 2019	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$26,457	$(11,372)	$(14,999)	$86	$85
Securities lending	1,827	-	(1,827)	-	-
Reverse repurchase agreements	812	-	(812)	-	-
Total financial assets	$29,096	$(11,372)	$(17,638)	$86	$85
Financial liabilities
Derivative liabilities	$(14,020)	$11,372	$2,336	$(312)	$(59)
Repurchase agreements	(530)	-	530	-	-
Total financial liabilities	$(14,550)	$11,372	$2,866	$(312)	$(59)
		Related amounts not set off in the Consolidated Statements of Financial Position
As at December 31, 2018	Gross amounts of financial instruments(1)	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)(2)	Net amount including financing trusts(3)	Net amounts excluding financing trusts
Financial assets
Derivative assets	$14,320	$(6,644)	$(7,431)	$245	$245
Securities lending	1,518	-	(1,518)	-	-
Reverse repurchase agreements	63	(63)	-	-	-
Total financial assets	$15,901	$(6,707)	$(8,949)	$245	$245
Financial liabilities
Derivative liabilities	$(8,716)	$6,644	$1,868	$(204)	$(33)
Repurchase agreements	(64)	63	1	-	-
Total financial liabilities	$(8,780)	$6,707	$1,869	$(204)	$(33)
(1)	Include accrued interest of $620 and $1,050, respectively (December 31, 2018 – $621 and $913, respectively).
(2)
Financial and cash collateral pledged excludes over-collateralization. As at September 30, 2019, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse purchase agreements and repurchase agreements in the amounts of $936, $440, $107 and $nil, respectively (December 31, 2018 – $417, $405, $80 and $nil, respectively), collateral pledged (received) does not include collateral in transit on OTC instruments or include initial margin on exchange traded contracts or cleared contracts.

(3)	Includes derivative contracts entered between the Company and its unconsolidated financing trusts. The Company does not exchange collateral on derivative contracts entered with these trusts.
The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offset rights. Under the netting agreements, the Company has rights of offset including in the event of the Company’s default, insolvency, or bankruptcy. These financial instruments are offset in the Company’s Consolidated Statements of Financial Position.
A credit linked note is a security that allows the issuer to transfer a specific credit risk to the buyer. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following table presents the effect of unconditional netting.
As at September 30, 2019	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note(1)	$786	$(786)	$-
Variable surplus note	(786)	786	-
As at December 31, 2018	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note(1)	$679	$(679)	$-
Variable surplus note	(679)	679	-
(1)	As at September 30, 2019, the Company had $nil fixed surplus notes outstanding (December 31, 2018 – $nil).

Manulife Financial Corporation - Third Quarter 2019

Note 7	Long-Term Debt

(a)	Carrying value of long-term debt instruments
				September 30,	December 31,
As at	Issue date	Maturity date	Par value	2019	2018
4.70% Senior notes(1)	June 23, 2016	June 23, 2046	US$1,000	$1,316	$1,355
5.375% Senior notes(1)	March 4, 2016	March 4, 2046	US$750	980	1,010
3.527% Senior notes(1)	December 2, 2016	December 2, 2026	US$270	356	367
4.150% Senior notes(1)	March 4, 2016	March 4, 2026	US$1,000	1,317	1,356
4.90% Senior notes(1)	September 17, 2010	September 17, 2020	US$500	662	681
Total				$4,631	$4,769
(1)
These U.S. dollar senior notes have been designated as hedges of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

(b)	Fair value measurement
Fair value of long-term debt instruments is determined using quoted market prices where available (Level 1). When quoted market prices are not available, fair value is determined using quoted market prices of similar debt instruments or discounted cash flows based on observable market rates (Level 2).
Long-term debt is measured at amortized cost in the Consolidated Statements of Financial Position. As at September 30, 2019, fair value of long-term debt was $5,191 (December 31, 2018 – $4,886). Long-term debt was categorized in Level 2 of the fair value hierarchy (December 31, 2018 – Level 2).

Note 8 Capital Instruments

(a)	Carrying value of capital instruments
As at	Issue date	Earliest par redemption date	Maturity date	Par value	September 30, 2019	December 31, 2018
7.535% MFCT II Senior debenture notes	July 10, 2009	December 31, 2019	December 31, 2108	$1,000	$1,000	$1,000
JHFC Subordinated notes	December 14, 2006	n/a	December 15, 2036	$650	647	647
4.061% MFC Subordinated notes(1)	February 24, 2017	February 24, 2027	February 24, 2032	US$750	988	1,017
3.00% MFC Subordinated notes	November 21, 2017	November 21, 2024	November 21, 2029	S$500	477	498
3.049% MFC Subordinated debentures	August 18, 2017	August 20, 2024	August 20, 2029	$750	747	747
3.317% MFC Subordinated debentures	May 9, 2018	May 9, 2023	May 9, 2028	$600	597	597
3.181% MLI Subordinated debentures	November 20, 2015	November 22, 2022	November 22, 2027	$1,000	998	997
3.85% MFC Subordinated notes	May 25, 2016	May 25, 2021	May 25, 2026	S$500	477	499
2.389% MLI Subordinated debentures	June 1, 2015	January 5, 2021	January 5, 2026	$350	350	349
2.10% MLI Subordinated debentures	March 10, 2015	June 1, 2020	June 1, 2025	$750	750	749
2.64% MLI Subordinated debentures	December 1, 2014	January 15, 2020	January 15, 2025	$500	500	500
2.811% MLI Subordinated debentures(2)	February 21, 2014	February 21, 2019	February 21, 2024	$500	-	500
7.375% JHUSA Surplus notes	February 25, 1994	n/a	February 15, 2024	US$450	612	632
Total					$8,143	$8,732
(1)
Designated as a hedge of the Company’s net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.

(2)	MLI fully redeemed the 2.811% subordinated debentures at par, on February 21, 2019, the earliest par redemption date.
(b)	Fair value measurement
Fair value of capital instruments is determined using quoted market prices where available (Level 1). When quoted market prices are not available, fair value is determined using quoted market prices of similar debt instruments or discounted cash flows based on observable market rates (Level 2).
Capital instruments are measured at amortized cost in the Consolidated Statements of Financial Position. As at September 30, 2019, the fair value of capital instruments was $8,351 (December 31, 2018 – $8,712). Capital instruments were categorized in Level 2 of the fair value hierarchy (December 31, 2018 – Level 2).

Manulife Financial Corporation - Third Quarter 2019

Note 9	Share Capital and Earnings Per Share

(a)	Preferred shares
The changes in issued and outstanding preferred shares are as follows.
	2019		2018
For the periods ended September 30,	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
Balance, January 1	156	$3,822	146	$3,577
Issued, Class 1 shares, Series 25(1)	-	-	10	250
Issuance costs, net of tax	-	-	-	(5)
Balance, September 30	156	$3,822	156	$3,822
(1)	On February 20, 2018, MFC issued 10 million of Non-Cumulative Rate Reset Class 1 Shares Series 25 at a price of $25 per share for gross proceeds of $250.

The following table presents additional information on the preferred shares outstanding as at September 30, 2019.
As at September 30, 2019	Issue date	Annual dividend rate(1)	Earliest redemption date(2)	Number of shares (in millions)	Face amount	Net amount(3)
Class A preferred shares
Series 2	February 18, 2005	4.65%	n/a	14	$350	$344
Series 3	January 3, 2006	4.50%	n/a	12	300	294
Class 1 preferred shares
Series 3(4),(5)	March 11, 2011	2.178%	June 19, 2021	6	158	155
Series 4(6)	June 20, 2016	floating	June 19, 2021	2	42	41
Series 5(4),(5)	December 6, 2011	3.891%	December 19, 2021	8	200	195
Series 7(4),(5)	February 22, 2012	4.312%	March 19, 2022	10	250	244
Series 9(4),(5)	May 24, 2012	4.351%	September 19, 2022	10	250	244
Series 11(4),(5)	December 4, 2012	4.731%	March 19, 2023	8	200	196
Series 13(4),(5)	June 21, 2013	4.414%	September 19, 2023	8	200	196
Series 15(4),(5),(7)	February 25, 2014	3.786%	June 19, 2024	8	200	195
Series 17(4),(5)	August 15, 2014	3.90%	December 19, 2019	14	350	343
Series 19(4),(5)	December 3, 2014	3.80%	March 19, 2020	10	250	246
Series 21(4),(5)	February 25, 2016	5.60%	June 19, 2021	17	425	417
Series 23(4),(5)	November 22, 2016	4.85%	March 19, 2022	19	475	467
Series 25(4),(5)	February 20, 2018	4.70%	June 19, 2023	10	250	245
Total				156	$3,900	$3,822
(1)	Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors.
(2)
Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter, with the exception of Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2021 and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2016, subject to regulatory approval, as noted.

(3)	Net of after-tax issuance costs.
(4)
On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 shares is: Series 3 – 1.41%, Series 5 – 2.90%, Series 7 – 3.13%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, Series 21 – 4.97%, Series 23 – 3.83% and Series 25 – 2.55%.

(5)
On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 4 above.

(6)	The floating dividend rate for the Class 1 Shares Series 4 equals the three-month Government of Canada Treasury bill yield plus 1.41%.
(7)
MFC did not exercise its right to redeem all or any of the outstanding Class 1 Shares Series 15 on June 19, 2019 (the earliest redemption date). Dividend rate for Class 1 Shares Series 15 was reset as specified in footnote 4 above to an annual fixed rate of 3.786% for a five-year period commencing on June 20, 2019.

Manulife Financial Corporation - Third Quarter 2019

(b)	Common shares
As at September 30, 2019, there were 23 million outstanding stock options and deferred share units that entitle the holder to receive common shares or payment in cash or common shares, at the option of the holder (December 31, 2018 – 24 million).
For the	nine months ended	year ended
Number of common shares (in millions)	September 30, 2019	December 31, 2018
Balance, beginning of period	1,971	1,982
Repurchased for cancellation	(47)	(23)
Issued under dividend reinvestment plan	24	9
Issued on exercise of stock options and deferred share units	4	3
Balance, end of period	1,952	1,971
(I)	Normal Course Issuer Bid
On February 19, 2019, the Company announced that the Toronto Stock Exchange approved an amendment to the normal course issuer bid (“NCIB”) to increase the number of shares that the Company may purchase from 40 million to 99 million MFC common shares. The current NCIB commenced on November 14, 2018 and will continue until November 13, 2019, when the NCIB expires, or such earlier date as the Company completes its purchases. During the nine months ended September 30, 2019, the Company purchased 47 million shares for $1,069. Of this, $551 was recorded in common shares and $518 was recorded in retained earnings in the Consolidated Statements of Changes in Equity.
(II)	Dividend Reinvestment Plan
The Company offers a Dividend Reinvestment Program (“DRIP”) whereby shareholders may elect to automatically reinvest dividends in the form of MFC common shares instead of receiving cash. The offering of the program and its terms of execution are subject to the Board of Directors’ discretion. For the dividend paid on September 19, 2019, common shares in connection with the DRIP were purchased from treasury with a two per cent discount from the market price.
(c)	Earnings per share
The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per share.
	three months ended		nine months ended
For the	September 30,		September 30,
(in millions)	2019	2018	2019	2018
Weighted average number of common shares	1,954	1,984	1,961	1,983
Dilutive stock-based awards(1)	4	5	4	6
Weighted average number of diluted common shares	1,958	1,989	1,965	1,989
(1)
The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the period.

Note 10	Revenue from Service Contracts

The Company provides investment management services and administrative services, distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans and other arrangements. The Company also provides real estate management services to tenants of the Company’s investment properties.
The Company’s service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.
The Company’s performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.
Asset based fees vary with asset values of accounts under management, subject to market conditions and investor behaviours beyond the Company’s control. Transaction processing and administrative fees vary with activity volume, also beyond the Company’s control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees

Manulife Financial Corporation - Third Quarter 2019

related to account balances and transaction volumes are measured daily. Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants. Fees related to services provided are generally recognized as services are rendered, which is when it becomes highly probable that no significant reversal of cumulative revenue recognized will occur. The Company has determined that its service contracts have no significant financing components as fees are collected monthly. The Company has no significant contract assets or contract liabilities.
The following tables present revenue from service contracts by service lines and reporting segments for three months ended September 30, 2019 and 2018.
For the three months ended September 30, 2019	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$43	$43	$136	$705	$(49)	$878
Transaction processing, administration, and service fees	61	209	4	517	1	792
Distribution fees and other	44	13	20	176	(13)	240
Total included in other revenue	148	265	160	1,398	(61)	1,910
Real estate management services included in net investment income	9	48	33	-	2	92
Total	$157	$313	$193	$1,398	$(59)	$2,002

For the three months ended September 30, 2018	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$40	$36	$132	$719	$(75)	$852
Transaction processing, administration, and service fees	57	218	4	496	-	775
Distribution fees and other	61	13	153	181	(10)	398
Total included in other revenue	158	267	289	1,396	(85)	2,025
Real estate management services included in net investment income	7	42	35	-	2	86
Total	$165	$309	$324	$1,396	$(83)	$2,111
The following tables present revenue from service contracts by service lines and reporting segments for the nine months ended September 30, 2019 and 2018.

For the nine months ended September 30, 2019	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$126	$120	$407	$2,052	$(147)	$2,558
Transaction processing, administration, and service fees	192	618	12	1,517	1	2,340
Distribution fees and other	138	38	61	556	(29)	764
Total included in other revenue	456	776	480	4,125	(175)	5,662
Real estate management services included in net investment income	26	121	101	-	6	254
Total	$482	$897	$581	$4,125	$(169)	$5,916
For the nine months ended September 30, 2018	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Investment management and other related fees	$110	$112	$396	$2,095	$(183)	$2,530
Transaction processing, administration, and service fees	163	649	12	1,456	1	2,281
Distribution fees and other	191	38	450	548	(20)	1,207
Total included in other revenue	464	799	858	4,099	(202)	6,018
Real estate management services included in net investment income	20	123	117	-	6	266
Total	$484	$922	$975	$4,099	$(196)	$6,284

Manulife Financial Corporation - Third Quarter 2019

Note 11	Employee Future Benefits

The Company maintains a number of pension plans, both defined benefit and defined contribution, and retiree welfare plans for eligible employees and agents. Information about the cost of the Company’s material pension and retiree welfare plans in the U.S. and Canada is as follows.
	Pension plans		Retiree welfare plans
For the three months ended September 30,	2019	2018	2019	2018
Defined benefit current service cost	$9	$10	$-	$-
Defined benefit administrative expenses	3	2	-	-
Service cost	12	12	-	-
Interest on net defined benefit (asset) liability	4	3	-	1
Defined benefit cost	16	15	-	1
Defined contribution cost	19	17	-	-
Net benefit cost	$35	$32	$-	$1
	Pension plans		Retiree welfare plans
For the nine months ended September 30,	2019	2018	2019	2018
Defined benefit current service cost	$30	$31	$-	$-
Defined benefit administrative expenses	10	5	1	1
Past service cost amendment(1)	-	8	-	-
Service cost	40	44	1	1
Interest on net defined benefit (asset) liability	13	9	-	2
Defined benefit cost	53	53	1	3
Defined contribution cost	62	61	-	-
Net benefit cost	$115	$114	$1	$3
(1)	In 2018, past service cost amendment includes $8, reflecting a surplus sharing agreement between the Company and certain legacy employees in Canada, which received regulatory approval in 2018.
Note 12	Commitments and Contingencies

(a)	Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.
A class action against John Hancock Life Insurance Company (U.S.A.) (“JHUSA”) is pending in the U.S. District Court for the Southern District of New York (the “Southern District of NY”) in which claims are made that JHUSA breached, and continues to breach, the contractual terms of certain universal life policies issued between approximately 1990 and 2006 by including impermissible charges in its cost of insurance (“COI”) calculations and certain other rider charges. The Company believes that its COI calculations have been, and continue to be, in accordance with the terms of the policies. In May 2018, the parties agreed to a settlement in the amount of US$91. On March 18, 2019, the court approved the US$91 settlement, and proceeds began being distributed in June 2019.
In June 2018, a class action was initiated against JHUSA and John Hancock Life Insurance Company of New York (“JHNY”) in the Southern District of NY on behalf of owners of approximately 1,500 Performance Universal Life policies issued between 2003 and 2009 whose policies were subject to a COI increase announced in 2018. In October 2018, a second and almost identical class action was initiated against JHUSA and JHNY in the Southern District of NY. The two cases were determined to be related, and they were assigned to the same judge. Discovery has commenced in these cases and will continue through 2019. No hearings on substantive matters have been scheduled. It is too early to assess the range of potential outcomes for these two related lawsuits.

Manulife Financial Corporation - Third Quarter 2019

(b)	Guarantees
(I)	Guarantees regarding Manulife Finance (Delaware), L.P. (“MFLP”)
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly-owned unconsolidated partnership.
(II)	Guarantees regarding The Manufacturers Life Insurance Company
On January 29, 2007, MFC provided a subordinated guarantee, as amended and restated on January 13, 2017, of Class A Shares and Class B Shares of MLI and any other class of preferred shares that rank in parity with Class A Shares or Class B Shares of MLI. MFC has also provided a subordinated guarantee on the day of issuance for the following subordinated debentures issued by MLI: $500 issued on December 1, 2014; $750 issued on March 10, 2015; $350 issued on June 1, 2015; and $1,000 issued on November 20, 2015.
The following table sets forth certain condensed consolidated financial information for MFC and MFLP.
Condensed Consolidated Statements of Income Information
For the three months ended September 30, 2019	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$148	$22,654	$153	$(326)	$22,629	$14
Net income (loss) attributed to shareholders	723	806	(147)	(659)	723	4
For the three months ended September 30, 2018	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$146	$8,058	$148	$(309)	$8,043	$8
Net income (loss) attributed to shareholders	1,573	1,641	(142)	(1,499)	1,573	-
For the nine months ended September 30, 2019	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$290	$68,455	$276	$(623)	$68,398	$24
Net income (loss) attributed to shareholders	4,374	4,605	(265)	(4,340)	4,374	(1)
For the nine months ended September 30, 2018	MFC (Guarantor)	ML consolidated	Other\ subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Total revenue	$298	$30,497	$299	$(636)	$30,458	$40
Net income (loss) attributed to shareholders	4,207	4,422	(288)	(4,134)	4,207	12

Manulife Financial Corporation - Third Quarter 2019

Condensed Consolidated Statements of Financial Position Information
As at September 30, 2019	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$31	$380,074	$10	$-	$380,115	$6
Total other assets	81,754	97,820	43,280	(127,764)	95,090	1,148
Segregated funds net assets	-	336,621	-	-	336,621	-
Insurance contract liabilities	-	356,114	-	-	356,114	-
Investment contract liabilities	-	3,158	-	-	3,158	-
Segregated funds net liabilities	-	336,621	-	-	336,621	-
Total other liabilities	32,076	57,715	43,541	(68,169)	65,163	918
As at December 31, 2018	MFC (Guarantor)	MLI consolidated	Other subsidiaries of MFC on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$21	$353,632	$11	$-	$353,664	$11
Total other assets	54,346	83,523	3	(54,474)	83,398	1,059
Segregated funds net assets	-	313,209	-	-	313,209	-
Insurance contract liabilities	-	328,654	-	-	328,654	-
Investment contract liabilities	-	3,265	-	-	3,265	-
Segregated funds net liabilities	-	313,209	-	-	313,209	-
Total other liabilities	8,403	50,043	-	(454)	57,992	833
(III)	Guarantees regarding John Hancock Life Insurance Company (U.S.A.) (“JHUSA”)
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 15.

Note 13	Segment and Geographic Reporting

The Company’s reporting segments are Asia, Canada, U.S., Global WAM, and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, defining strategies for services and distribution based on the profile and needs of its business and market. The Company’s significant product and service offerings are shown below.
Wealth and asset management businesses (Global WAM) – includes mutual funds and exchange traded funds, group retirement and savings products, and institutional asset management services across all major asset classes. These products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors pension plan consultants and banks.
Insurance and annuity products (Asia, Canada and U.S.) – includes a variety of individual life insurance, individual and group long-term care insurance and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife Bank of Canada offers a variety of deposit and credit products to Canadian customers.
Corporate and Other Segment – comprises of investment performance on assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to operating segments); financing costs; Property and Casualty (“P&C”) Reinsurance Business and run-off reinsurance operations including variable annuities and accident and health.
Effective January 1, 2019, the Company updated the methodology for allocating capital and the related earnings to each reporting segment from the Corporate and Other segment. Accordingly, prior period amounts have been restated to reflect this change.

Manulife Financial Corporation - Third Quarter 2019

(a)	By Segment
For the three months ended				Global	Corporate
September 30, 2019	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance	$4,420	$2,154	$1,710	$-	$25	$8,309
Annuities and pensions	792	74	160	-	-	1,026
Net premium income	5,212	2,228	1,870	-	25	9,335
Net investment income	1,459	2,034	6,536	9	486	10,524
Other revenue	434	262	740	1,400	(66)	2,770
Total revenue	7,105	4,524	9,146	1,409	445	22,629
Contract benefits and expenses
Life and health insurance	4,819	2,536	6,877	-	(32)	14,200
Annuities and pensions	832	1,318	1,195	23	-	3,368
Net benefits and claims	5,651	3,854	8,072	23	(32)	17,568
Interest expense	60	143	13	2	130	348
Other expenses	1,328	809	670	1,077	114	3,998
Total contract benefits and expenses	7,039	4,806	8,755	1,102	212	21,914
Income (loss) before income taxes	66	(282)	391	307	233	715
Income tax recovery (expense)	(14)	73	(49)	(26)	(84)	(100)
Net income (loss)	52	(209)	342	281	149	615
Less net income (loss) attributed to:
Non-controlling interests	8	-	-	-	5	13
Participating policyholders	(84)	(37)	-	-	-	(121)
Net income (loss) attributed to shareholders	$128	$(172)	$342	$281	$144	$723

For the three months ended				Global	Corporate
September 30, 2018	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance	$3,921	$2,102	$1,653	$-	$24	$7,700
Annuities and pensions(1)	777	108	(3,484)	-	-	(2,599)
Net premium income	4,698	2,210	(1,831)	-	24	5,101
Net investment income	143	(492)	581	(10)	49	271
Other revenue	313	379	654	1,396	(71)	2,671
Total revenue	5,154	2,097	(596)	1,386	2	8,043
Contract benefits and expenses
Life and health insurance	2,639	1,536	2,055	-	(37)	6,193
Annuities and pensions	496	(791)	(4,063)	15	-	(4,343)
Net benefits and claims	3,135	745	(2,008)	15	(37)	1,850
Interest expense	48	105	13	1	145	312
Other expenses	1,240	763	834	1,071	62	3,970
Total contract benefits and expenses	4,423	1,613	(1,161)	1,087	170	6,132
Income (loss) before income taxes	731	484	565	299	(168)	1,911
Income tax recovery (expense)	(149)	(68)	65	(19)	165	(6)
Net income (loss)	582	416	630	280	(3)	1,905
Less net income (loss) attributed to:
Non-controlling interests	81	-	-	-	2	83
Participating policyholders	(65)	314	-	-	-	249
Net income (loss) attributed to shareholders	$566	$102	$630	$280	$(5)	$1,573

Manulife Financial Corporation - Third Quarter 2019

As at and for the nine months ended				Global	Corporate
September 30, 2019	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance	$12,797	$6,407	$4,802	$-	$76	$24,082
Annuities and pensions(1)	2,254	272	(268)	-	-	2,258
Net premium income	15,051	6,679	4,534	-	76	26,340
Net investment income	6,483	9,877	16,791	37	904	34,092
Other revenue	1,018	810	2,114	4,125	(101)	7,966
Total revenue	22,552	17,366	23,439	4,162	879	68,398
Contract benefits and expenses
Life and health insurance	14,394	8,341	18,402	-	(43)	41,094
Annuities and pensions	2,560	5,479	1,413	84	-	9,536
Net benefits and claims	16,954	13,820	19,815	84	(43)	50,630
Interest expense	173	389	36	5	391	994
Other expenses	3,823	2,378	2,031	3,223	324	11,779
Total contract benefits and expenses	20,950	16,587	21,882	3,312	672	63,403
Income (loss) before income taxes	1,602	779	1,557	850	207	4,995
Income tax recovery (expense)	(180)	(18)	(272)	(93)	(66)	(629)
Net income (loss)	1,422	761	1,285	757	141	4,366
Less net income (loss) attributed to:
Non-controlling interests	160	-	-	-	4	164
Participating policyholders	(37)	(135)	-	-	-	(172)
Net income (loss) attributed to shareholders	$1,299	$896	$1,285	$757	$137	$4,374
Total assets	$124,619	$160,204	$279,486	$211,602	$35,915	$811,826

As at and for the nine months ended				Global	Corporate
September 30, 2018	Asia	Canada	U.S.	WAM	and Other	Total
Revenue
Life and health insurance	$11,129	$6,798	$4,630	$-	$71	$22,628
Annuities and pensions(1)	2,375	346	(3,169)	-	-	(448)
Net premium income	13,504	7,144	1,461	-	71	22,180
Net investment income	(87)	1,521	(1,252)	(9)	(32)	141
Other revenue	991	1,103	2,170	4,101	(228)	8,137
Total revenue	14,408	9,768	2,379	4,092	(189)	30,458
Contract benefits and expenses
Life and health insurance	7,729	6,175	2,188	-	(36)	16,056
Annuities and pensions	1,316	(637)	(4,304)	42	-	(3,583)
Net benefits and claims	9,045	5,538	(2,116)	42	(36)	12,473
Interest expense	136	306	37	2	435	916
Other expenses	3,472	2,254	2,474	3,233	476	11,909
Total contract benefits and expenses	12,653	8,098	395	3,277	875	25,298
Income (loss) before income taxes	1,755	1,670	1,984	815	(1,064)	5,160
Income tax recovery (expense)	(338)	(283)	(206)	(79)	317	(589)
Net income (loss)	1,417	1,387	1,778	736	(747)	4,571
Less net income (loss) attributed to:
Non-controlling interests	202	-	-	-	2	204
Participating policyholders	(171)	331	-	-	-	160
Net income (loss) attributed to shareholders	$1,386	$1,056	$1,778	$736	$(749)	$4,207
Total assets	$104,873	$151,550	$262,951	$205,290	$23,174	$747,838
(1)	During the period, the Company ceded premiums to RGA and Jackson for the JHNY transactions, refer to note 5(d) for details.

Manulife Financial Corporation - Third Quarter 2019

(b)	By Geographic Location
For the three months ended
September 30, 2019	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$4,436	$2,085	$1,710	$78	$8,309
Annuities and pensions	792	74	160	-	1,026
Net premium income	5,228	2,159	1,870	78	9,335
Net investment income	1,566	2,195	6,698	65	10,524
Other revenue	638	657	1,477	(2)	2,770
Total revenue	$7,432	$5,011	$10,045	$141	$22,629
For the three months ended
September 30, 2018	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$3,938	$1,996	$1,653	$113	$7,700
Annuities and pensions	777	108	(3,484)	-	(2,599)
Net premium income	4,715	2,104	(1,831)	113	5,101
Net investment income	168	(478)	538	43	271
Other revenue	503	754	1,409	5	2,671
Total revenue	$5,386	$2,380	$116	$161	$8,043
For the nine months ended
September 30, 2019	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$12,847	$6,170	$4,803	$262	$24,082
Annuities and pensions	2,254	272	(268)	-	2,258
Net premium income	15,101	6,442	4,535	262	26,340
Net investment income	6,713	10,200	16,984	195	34,092
Other revenue	1,656	1,961	4,343	6	7,966
Total revenue	$23,470	$18,603	$25,862	$463	$68,398

For the nine months ended
September 30, 2018	Asia	Canada	U.S.	Other	Total
Revenue
Life and health insurance	$11,182	$6,484	$4,631	$331	$22,628
Annuities and pensions	2,375	346	(3,169)	-	(448)
Net premium income	13,557	6,830	1,462	331	22,180
Net investment income	(46)	1,732	(1,675)	130	141
Other revenue	1,603	2,203	4,318	13	8,137
Total revenue	$15,114	$10,765	$4,105	$474	$30,458

Manulife Financial Corporation - Third Quarter 2019

Note 14	Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that respectively hold a range of underlying investments. The underlying investments of the segregated funds consist of both individual securities and mutual funds (collectively “net assets”).
The carrying value and change in segregated funds net assets are as follows.
As at	September 30, 2019	December 31, 2018
Investments at market value
Cash and short-term securities	$3,398	$3,700
Debt securities	16,936	15,313
Equities	12,928	11,661
Mutual funds	299,773	277,133
Other investments	4,738	4,678
Accrued investment income	275	1,811
Other assets and liabilities, net	(1,001)	(700)
Total segregated funds net assets	$337,047	$313,596
Composition of segregated funds net assets
Held by policyholders	$336,621	$313,209
Held by the Company	426	387
Total segregated funds net assets	$337,047	$313,596

Changes in segregated funds net assets
	three months ended September 30,		nine months ended September 30,
For the	2019	2018	2019	2018
Net policyholder cash flow
Deposits from policyholders	$9,160	$9,424	$29,144	$29,024
Net transfers to general fund	(242)	(251)	(775)	(980)
Payments to policyholders	(11,243)	(11,257)	(35,505)	(34,634)
	(2,325)	(2,084)	(7,136)	(6,590)
Investment related
Interest and dividends	5,600	5,320	7,753	7,276
Net realized and unrealized investment gains (losses)	(3,001)	1,665	32,308	3,718
	2,599	6,985	40,061	10,994
Other
Management and administration fees	(954)	(913)	(2,948)	(3,038)
Impact of changes in foreign exchange rates	2,523	(3,825)	(6,526)	6,498
	1,569	(4,738)	(9,474)	3,460
Net additions (deductions)	1,843	163	23,451	7,864
Segregated funds net assets, beginning of period	335,204	332,509	313,596	324,808
Segregated funds net assets, end of period	$337,047	$332,672	$337,047	$332,672
Segregated funds assets may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to guarantees associated with certain variable life and annuity products. Accordingly, the Company’s exposure to loss from segregated fund products is limited to the value of these guarantees.
These guarantees are recorded within the Company’s insurance contract liabilities. Assets supporting these guarantees are recognized in invested assets according to their investment type. The “Risk Management and Risk Factors” updates of the Company’s Third Quarter 2019 Management Discussion and Analysis provides information regarding the risks associated with variable annuity and segregated fund guarantees.

Manulife Financial Corporation - Third Quarter 2019

Note 15	Information Provided in Connection with Investments in Deferred Annuity Contracts and SignatureNotes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidating financial information presented in accordance with IFRS, and the related disclosure have been included in these Interim Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the “Commission”). These financial statements are (i) incorporated by reference in the registration statements of MFC and JHUSA that relate to MFC’s guarantee of certain securities to be issued by JHUSA and (ii) are provided in reliance on an exemption from continuous disclosure obligations of JHUSA. For information about JHUSA, the MFC guarantees and restrictions on the ability of MFC to obtain funds from its subsidiaries by dividend or loan, refer to note 23 to the Company’s 2018 Annual Consolidated Financial Statements.
Condensed Consolidated Statement of Financial Position
As at September 30, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$31	$109,152	$271,268	$(336)	$380,115
Investments in unconsolidated subsidiaries	59,657	7,811	40,646	(108,114)	-
Reinsurance assets	-	63,592	10,288	(31,387)	42,493
Other assets	22,097	24,965	73,095	(67,560)	52,597
Segregated funds net assets	-	178,554	159,900	(1,833)	336,621
Total assets	$81,785	$384,074	$555,197	$(209,230)	$811,826
Liabilities and equity
Insurance contract liabilities	$-	$161,909	$226,273	$(32,068)	$356,114
Investment contract liabilities	-	1,120	2,039	(1)	3,158
Other liabilities	24,158	22,733	72,867	(67,369)	52,389
Long-term debt	4,631	-	-	-	4,631
Capital instruments	3,287	612	25,744	(21,500)	8,143
Segregated funds net liabilities	-	178,554	159,900	(1,833)	336,621
Shareholders' equity	49,709	19,146	67,313	(86,459)	49,709
Participating policyholders' equity	-	-	(83)	-	(83)
Non-controlling interests	-	-	1,144	-	1,144
Total liabilities and equity	$81,785	$384,074	$555,197	$(209,230)	$811,826
Condensed Consolidated Statement of Financial Position
As at December 31, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets
Invested assets	$21	$105,043	$248,962	$(362)	$353,664
Investments in unconsolidated subsidiaries	54,015	7,356	17,738	(79,109)	-
Reinsurance assets	-	63,435	9,136	(29,518)	43,053
Other assets	331	17,025	42,534	(19,545)	40,345
Segregated funds net assets	-	168,476	146,671	(1,938)	313,209
Total assets	$54,367	$361,335	$465,041	$(130,472)	$750,271
Liabilities and equity
Insurance contract liabilities	$-	$155,162	$203,682	$(30,190)	$328,654
Investment contract liabilities	-	1,191	2,076	(2)	3,265
Other liabilities	275	18,136	45,393	(19,313)	44,491
Long-term debt	4,769	-	-	-	4,769
Capital instruments	3,359	632	4,741	-	8,732
Segregated funds net liabilities	-	168,476	146,671	(1,938)	313,209
Shareholders' equity	45,964	17,738	61,291	(79,029)	45,964
Participating policyholders' equity	-	-	94	-	94
Non-controlling interests	-	-	1,093	-	1,093
Total liabilities and equity	$54,367	$361,335	$465,041	$(130,472)	$750,271

Manulife Financial Corporation - Third Quarter 2019

Condensed Consolidated Statement of Income
For the three months ended
September 30, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$1,324	$8,011	$-	$9,335
Net investment income (loss)	151	5,659	5,066	(352)	10,524
Net other revenue	(3)	739	3,908	(1,874)	2,770
Total revenue	148	7,722	16,985	(2,226)	22,629
Contract benefits and expenses
Net benefits and claims	-	7,065	12,008	(1,505)	17,568
Commissions, investment and general expenses	4	749	3,515	(373)	3,895
Other expenses	107	59	633	(348)	451
Total contract benefits and expenses	111	7,873	16,156	(2,226)	21,914
Income (loss) before income taxes	37	(151)	829	-	715
Income tax (expense) recovery	(10)	104	(194)	-	(100)
Income (loss) after income taxes	27	(47)	635	-	615
Equity in net income (loss) of unconsolidated subsidiaries	696	219	172	(1,087)	-
Net income (loss)	$723	$172	$807	$(1,087)	$615
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$13	$-	$13
Participating policyholders	-	4	(121)	(4)	(121)
Shareholders	723	168	915	(1,083)	723
	$723	$172	$807	$(1,087)	$615
Condensed Consolidated Statement of Income
For the three months ended
September 30, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$(2,384)	$7,485	$-	$5,101
Net investment income (loss)	145	235	206	(315)	271
Net other revenue	1	573	2,049	48	2,671
Total revenue	146	(1,576)	9,740	(267)	8,043
Contract benefits and expenses
Net benefits and claims	-	(2,347)	3,753	444	1,850
Commissions, investment and general expenses	1	823	3,464	(417)	3,871
Other expenses	95	55	555	(294)	411
Total contract benefits and expenses	96	(1,469)	7,772	(267)	6,132
Income (loss) before income taxes	50	(107)	1,968	-	1,911
Income tax (expense) recovery	(13)	359	(352)	-	(6)
Income (loss) after income taxes	37	252	1,616	-	1,905
Equity in net income (loss) of unconsolidated subsidiaries	1,536	477	729	(2,742)	-
Net income (loss)	$1,573	$729	$2,345	$(2,742)	$1,905
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$83	$-	$83
Participating policyholders	-	(9)	249	9	249
Shareholders	1,573	738	2,013	(2,751)	1,573
	$1,573	$729	$2,345	$(2,742)	$1,905

Manulife Financial Corporation - Third Quarter 2019

Condensed Consolidated Statement of Income
For the nine months ended
September 30, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$3,738	$22,602	$-	$26,340
Net investment income (loss)	282	13,513	20,986	(689)	34,092
Net other revenue	8	2,288	10,203	(4,533)	7,966
Total revenue	290	19,539	53,791	(5,222)	68,398
Contract benefits and expenses
Net benefits and claims	-	16,821	37,236	(3,427)	50,630
Commissions, investment and general expenses	17	2,328	10,280	(1,144)	11,481
Other expenses	313	152	1,478	(651)	1,292
Total contract benefits and expenses	330	19,301	48,994	(5,222)	63,403
Income (loss) before income taxes	(40)	238	4,797	-	4,995
Income tax (expense) recovery	10	75	(714)	-	(629)
Income (loss) after income taxes	(30)	313	4,083	-	4,366
Equity in net income (loss) of unconsolidated subsidiaries	4,404	510	823	(5,737)	-
Net income (loss)	$4,374	$823	$4,906	$(5,737)	$4,366
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$164	$-	$164
Participating policyholders	-	2	(172)	(2)	(172)
Shareholders	4,374	821	4,914	(5,735)	4,374
	$4,374	$823	$4,906	$(5,737)	$4,366
Condensed Consolidated Statement of Income
For the nine months ended
September 30, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Revenue
Net premium income	$-	$(33)	$22,213	$-	$22,180
Net investment income (loss)	297	(1,546)	2,056	(666)	141
Net other revenue	1	1,674	5,936	526	8,137
Total revenue	298	95	30,205	(140)	30,458
Contract benefits and expenses
Net benefits and claims	-	(2,963)	13,691	1,745	12,473
Commissions, investment and general expenses	13	2,505	10,329	(1,249)	11,598
Other expenses	284	172	1,407	(636)	1,227
Total contract benefits and expenses	297	(286)	25,427	(140)	25,298
Income (loss) before income taxes	1	381	4,778	-	5,160
Income tax (expense) recovery	-	298	(887)	-	(589)
Income (loss) after income taxes	1	679	3,891	-	4,571
Equity in net income (loss) of unconsolidated subsidiaries	4,206	948	1,627	(6,781)	-
Net income (loss)	$4,207	$1,627	$5,518	$(6,781)	$4,571
Net income (loss) attributed to:
Non-controlling interests	$-	$-	$204	$-	$204
Participating policyholders	-	(10)	160	10	160
Shareholders	4,207	1,637	5,154	(6,791)	4,207
	$4,207	$1,627	$5,518	$(6,781)	$4,571
Manulife Financial Corporation - Third Quarter 2019

Consolidated Statement of Cash Flows

For the nine months ended September 30, 2019	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$4,374	$823	$4,906	$(5,737)	$4,366
Adjustments:
Equity in net income of unconsolidated subsidiaries	(4,404)	(510)	(823)	5,737	-
Increase (decrease) in insurance contract liabilities	-	12,699	21,740	-	34,439
Increase (decrease) in investment contract liabilities	-	40	96	-	136
(Increase) decrease in reinsurance assets excluding coinsurance transactions	-	(2,324)	1,496	-	(828)
Amortization of (premium) discount on invested assets	-	29	57	-	86
Other amortization	4	90	370	-	464
Net realized and unrealized (gains) losses and impairment on assets	(7)	(9,886)	(14,503)	-	(24,396)
Deferred income tax expense (recovery)	(10)	(35)	89	-	44
Stock option expense	-	(1)	9	-	8
Cash provided by (used in) operating activities before undernoted items	(43)	925	13,437	-	14,319
Dividends from unconsolidated subsidiary	-	155	-	(155)	-
Changes in policy related and operating receivables and payables	(341)	738	168	-	565
Cash provided by (used in) operating activities	(384)	1,818	13,605	(155)	14,884
Investing activities
Purchases and mortgage advances	-	(18,243)	(41,919)	-	(60,162)
Disposals and repayments	-	16,190	31,016	-	47,206
Changes in investment broker net receivables and payables	-	20	272	-	292
Net cash increase (decrease) from acquisition and disposal of subsidiaries and businesses	-	-	269	-	269
Return of capital from unconsolidated subsidiaries	-	134	-	(134)	-
Notes receivable from parent	-	-	(24,190)	24,190	-
Notes receivable from subsidiaries	(21,778)	-	-	21,778	-
Cash provided by (used in) investing activities	(21,778)	(1,899)	(34,552)	45,834	(12,395)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	-	462	-	462
Redemption of capital instruments	-	-	(500)	-	(500)
Changes in deposits from Bank clients, net	-	-	2,064	-	2,064
Lease payments	-	(6)	(79)	-	(85)
Shareholders' dividends paid in cash	(1,038)	-	-	-	(1,038)
Dividends paid to parent	-	-	(155)	155	-
Contributions from (distributions to) non-controlling interests, net	-	-	(20)	-	(20)
Common shares repurchased	(1,069)	-	-	-	(1,069)
Common shares issued, net	89	-	-	-	89
Return of capital to parent	-	-	(134)	134	-
Notes payable to parent	-	-	21,778	(21,778)	-
Notes payable to subsidiaries	24,190	-	-	(24,190)	-
Cash provided by (used in) financing activities	22,172	(6)	23,416	(45,679)	(97)
Cash and short-term securities
Increase (decrease) during the period	10	(87)	2,469	-	2,392
Effect of foreign exchange rate changes on cash and short-term securities	-	(78)	(219)	-	(297)
Balance, beginning of period	21	2,317	13,044	-	15,382
Balance, end of period	31	2,152	15,294	-	17,477
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	21	2,783	13,411	-	16,215
Net payments in transit, included in other liabilities	-	(466)	(367)	-	(833)
Net cash and short-term securities, beginning of period	21	2,317	13,044	-	15,382
End of period
Gross cash and short-term securities	31	2,510	15,477	-	18,018
Net payments in transit, included in other liabilities	-	(358)	(183)	-	(541)
Net cash and short-term securities, end of period	$31	$2,152	$15,294	$-	$17,477
Supplemental disclosures on cash flow information:
Interest received	$300	$3,227	$5,705	$(699)	$8,533
Interest paid	356	43	1,216	(699)	916
Income taxes paid (refund)	-	(814)	526	-	(288)

Manulife Financial Corporation - Third Quarter 2019

Consolidated Statement of Cash Flows
For the nine months ended September 30, 2018	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities
Net income (loss)	$4,207	$1,627	$5,518	$(6,781)	$4,571
Adjustments:
Equity in net income of unconsolidated subsidiaries	(4,206)	(948)	(1,627)	6,781	-
Increase (decrease) in insurance contract liabilities	-	(6,502)	4,516	-	(1,986)
Increase (decrease) in investment contract liabilities	-	(99)	87	-	(12)
(Increase) decrease in reinsurance assets excluding coinsurance transactions	-	3,427	(1,977)	-	1,450
Amortization of (premium) discount on invested assets	-	48	122	-	170
Other amortization	3	97	386	-	486
Net realized and unrealized (gains) losses and impairment on assets	(6)	5,288	4,604	-	9,886
Deferred income tax expense (recovery)	-	578	124	-	702
Restructuring charge	-	64	136	-	200
Stock option expense	-	(1)	8	-	7
Cash provided by (used in) operating activities before undernoted items	(2)	3,579	11,897	-	15,474
Dividends from unconsolidated subsidiary	-	132	777	(909)	-
Changes in policy related and operating receivables and payables	(218)	(2,266)	1,462	-	(1,022)
Cash provided by (used in) operating activities	(220)	1,445	14,136	(909)	14,452
Investing activities
Purchases and mortgage advances	-	(29,978)	(47,488)	-	(77,466)
Disposals and repayments	-	27,014	34,061	-	61,075
Changes in investment broker net receivables and payables	-	633	333	-	966
Investment in common shares of subsidiaries	(850)	-	-	850	-
Capital contribution to unconsolidated subsidiaries	-	(2)	-	2	-
Return of capital from unconsolidated subsidiaries	-	72	-	(72)	-
Notes receivable from parent	-	-	(22,508)	22,508	-
Notes receivable from subsidiaries	(20,481)	(147)	-	20,628	-
Cash provided by (used in) investing activities	(21,331)	(2,408)	(35,602)	43,916	(15,425)
Financing activities
Increase (decrease) in repurchase agreements and securities sold but not yet purchased	-	519	6	-	525
Redemption of long-term debt	(400)	-	-	-	(400)
Issue of capital instruments, net	597	-	-	-	597
Redemption of capital instruments	-	-	(200)	-	(200)
Changes in deposits from Bank clients, net	-	-	930	-	930
Shareholders' dividends paid in cash	(1,428)	-	-	-	(1,428)
Dividends paid to parent	-	(777)	(132)	909	-
Contributions from (distributions to) non-controlling interests, net	-	-	(11)	-	(11)
Common shares issued, net	56	-	850	(850)	56
Preferred shares issued, net	245	-	-	-	245
Capital contributions by parent	-	-	2	(2)	-
Return of capital to parent	-	-	(72)	72	-
Notes payable to parent	-	-	20,628	(20,628)	-
Notes payable to subsidiaries	22,508	-	-	(22,508)	-
Cash provided by (used in) financing activities	21,578	(258)	22,001	(43,007)	314
Cash and short-term securities
Increase (decrease) during the period	27	(1,221)	535	-	(659)
Effect of foreign exchange rate changes on cash and short-term securities	-	128	122	-	250
Balance, beginning of period	21	3,638	11,439	-	15,098
Balance, end of period	48	2,545	12,096	-	14,689
Cash and short-term securities
Beginning of period
Gross cash and short-term securities	21	4,133	11,811	-	15,965
Net payments in transit, included in other liabilities	-	(495)	(372)	-	(867)
Net cash and short-term securities, beginning of period	21	3,638	11,439	-	15,098
End of period
Gross cash and short-term securities	48	2,637	12,957	-	15,642
Net payments in transit, included in other liabilities	-	(92)	(861)	-	(953)
Net cash and short-term securities, end of period	$48	$2,545	$12,096	$-	$14,689
Supplemental disclosures on cash flow information:
Interest received	$315	$3,332	$5,159	$(704)	$8,102
Interest paid	320	57	1,173	(704)	846
Income taxes paid (refund)	(59)	235	647	-	823

Manulife Financial Corporation - Third Quarter 2019

Note 16 Comparatives

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

Manulife Financial Corporation - Third Quarter 2019

SHAREHOLDER INFORMATION

 MANULIFE FINANCIAL CORPORATION
 HEAD OFFICE
 200 Bloor Street East
 Toronto, ON Canada M4W 1E5
 Telephone: 416 926-3000
 Fax: 416 926-5454
 Web site: www.manulife.com

 INVESTOR RELATIONS
 Financial analysts, portfolio managers and
 other investors requiring financial information
 may contact our Investor Relations Department
 or access our Web site at www.manulife.com
 Fax: 416 926-3503
 E-mail: InvestRel@manulife.com

 SHAREHOLDER SERVICES
 For information or assistance regarding
 your share account, including dividends,
 changes of address or ownership, lost
 certificates, to eliminate duplicate mailings
 or to receive shareholder material
 electronically, please contact our Transfer
 Agents in Canada, the United States, Hong
 Kong or the Philippines. If you live outside one
 of these countries, please contact our Canadian
 Transfer Agent.

 TRANSFER AGENTS
 Canada
 AST Trust Company (Canada)
 P.O. Box 700, Station B
 Montreal, QC Canada H3B 3K3
 Toll Free: 1 800 783-9495
 Collect: 416 682-3864
 E-mail: inquiries@astfinancial.com
 Online: www.astfinancial.com/ca-en
 AST Trust Company (Canada) offices are also
 located in Toronto, Vancouver and Calgary.

 United States
 American Stock Transfer & Trust Company, LLC
 P.O. Box 199036
 Brooklyn, NY
 United States  11219
 Toll Free: 1 800 249-7702
 Collect: 416 682-3864
 E-mail: manulifeinquiries@astfinancial.com
 Online: www.astfinancial.com

 Hong Kong
 Tricor Investor Services Limited
 Level 22, Hopewell Centre
 183 Queen's Road East
 Wan Chai, Hong Kong
 Telephone: 852 2980-1333
 Email: is-enquiries@hk.tricorglobal.com
 Online: www.tricorglobal.com/services/investor-services

 Philippines
 Rizal Commercial Banking Corporation
 Ground Floor, West Wing
 GPL (Grepalife) Building
 221 Senator Gil Puyat Avenue
 Makati City, Metro Manila, Philippines
 Telephone: 632 5318-8567
 E-mail: rcbcstocktransfer@rcbc.com
 Online: www.rcbc.com

 AUDITORS
 Ernst & Young LLP
 Chartered Professional Accountants
 Licensed Public Accountants
 Toronto, Canada

 The following Manulife documents are
 available online at www.manulife.com

· Annual Report and Proxy Circular
· Notice of Annual Meeting
· Shareholders Reports
· Public Accountability Statement
· Corporate Governance material

RATING
Financial strength is a key factor in generating new business, maintaining and expanding distribution relations and providing a base for expansion, acquisitions and growth. As at September 30, 2019, Manulife had total capital of C$59.1 billion, including C$49.7 billion of total shareholders’ equity. The Manufacturers Life Insurance Company’s financial strength and claims paying ability ratings are among the strongest in the insurance industry.

Rating Agency S&P Global Ratings	Rating AA-	Rank (4th of 21 ratings)
Moody’s Investors Services Inc.	A1	(5th of 21 ratings)
Fitch Ratings Inc.	AA-	(4th of 19 ratings)
DBRS Limited	AA (low)	(4th of 22 ratings)
A.M. Best Company	A+ (Superior)	(2nd of 13 ratings)

COMMON STOCK TRADING DATA
The following values are the high, low and close prices plus the average daily trading volume for Manulife Financial Corporation’s common stock on the Toronto Stock Exchange, the U.S. exchanges, The Stock Exchange of Hong Kong and the Philippine Stock Exchange for the third quarter. The common stock symbol is MFC on all exchanges except Hong Kong where it is 945.
As at September 30, 2019, there were 1,952 million common shares outstanding.
July 1 – September 30, 2019	Toronto Canadian $	U.S. Composite United States $	Hong Kong Hong Kong $	Philippines Philippine Pesos
High	$24.89	$18.87	$146.50	P 790
Low	$21.37	$16.06	$125.00	P 710
Close	$24.30	$18.36	$142.50	P 750
Average Daily Volume (000)	7,199	1,693	27	0.14

Manulife Financial Corporation - Third Quarter 2019

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Electronic documents available from Manulife

Manulife is pleased to offer Electronic Documents. Access the information when you want, no more waiting for the mail.

The Manulife documents available electronically are:
· Annual Report and Proxy Circular
· Notice of Annual Meeting
· Shareholder Reports
· Public Accountability Statement
· Corporate Governance material

These documents will be available to you on our Web site at www.manulife.com at the same time as they are mailed to other shareholders. Documents relating to the annual meeting, including annual reports will be available on the Web site at least until the next version is available.

We will notify you when documents will be available on the Web site and confirm the instructions for accessing the documents at the same time. In the event that the documents are not available on our Web site, paper copies will be mailed to you.

This information is also available for viewing or download under quarterly reports from the Investor Relations section of our Web site at www.manulife.com

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Manulife Financial Corporation - Third Quarter 2019